                                               Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-38267


                               8,000,000 SHARES


                                     LOGO
                                 COMMON STOCK

  Of the 8,000,000 shares of common stock (the "Common Stock") offered hereby (the "Offering"), 4,500,000 shares are being sold by Headlands Mortgage Company (the "Company" or "Headlands") and 3,500,000 shares are being sold by certain non-executive and non-employee shareholders of the Company (the "Selling Shareholders"). The Company will not receive any of the net proceeds from the sale of Common Stock by the Selling Shareholders. In addition, previously earned and undistributed taxable income (approximately $15.1 million at December 31, 1997) will be paid to existing stockholders from the Company's net proceeds in connection with the termination of the Company's S corporation status and additional net proceeds will be used to repay certain notes and accrued and unpaid interest due to current stockholders (approximately $10.5 million at December 31, 1997). Prior to the Offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "HDLD."

  Investors purchasing shares in the Offering will be subject to immediate, substantial dilution of $7.78 per share in net tangible book value.

  SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ----------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND   EXCHANGE  COMMISSION,  NOR  HAS  THE  SECURITIES   AND  EXCHANGE
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS.  ANY   REPRESENTATION  TO  THE  CONTRARY   IS  A
                               CRIMINAL OFFENSE.

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
                                                                    Proceeds to
                                Price to   Underwriting Proceeds to   Selling
                                 Public    Discount (1) Company (2) Shareholders
--------------------------------------------------------------------------------
Per Share....................    $12.00       $0.84       $11.16       $11.16
Total (3)....................  $96,000,000  $6,720,000  $50,220,000 $39,060,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the Offering estimated at $800,000, payable by the Company.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,200,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public will be $110,400,000, Underwriting Discount will be $7,728,000, and Proceeds to Company will be $63,612,000.

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of NationsBanc Montgomery Securities LLC on or about February 10, 1998.

NationsBanc Montgomery Securities llc

                                     BT Alex. Brown

                                                          UBS Securities

                               February 4, 1998

  CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS CONSTITUTES "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN "RISK FACTORS" CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                      [MAP OF HEADLANDS OFFICE LOCATIONS]

   MAP OF UNITED STATES. MARKINGS INDICATE BRANCH OFFICE LOCATIONS AND SALES
                                   OFFICES.
         LARGE MARKING INDICATES HEADQUARTERS IN LARKSPUR, CALIFORNIA

                               PROSPECTUS SUMMARY

  The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes appearing elsewhere in this Prospectus. In addition to the other information in this Prospectus, the factors set forth under "Risk Factors" below should be considered carefully in evaluating an investment in the Common Stock offered hereby. Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) reflects a 14,000-for-1 stock split effected immediately prior to the Offering. See Note 18 to the Consolidated Financial Statements. See the "Index of Defined Terms" on page 78 for the location of definitions of capitalized and other terms used herein.

OVERVIEW

  Headlands Mortgage Company (the "Company" or "Headlands") is a specialty mortgage banking company in the business of originating, selling, securitizing and servicing mortgage loans secured by one- to four-family residences. The Company was incorporated in California and commenced its mortgage banking business in 1986. As a specialty mortgage lender, the Company's strategy is to focus on specialized mortgage loan products for primarily high credit quality borrowers. The Company generally places an emphasis on credit scores obtained from three major credit bureaus to evaluate the credit quality of borrowers. The Company considers "high credit quality borrowers" to be those whose credit scores equal or exceed levels required for the sale or exchange of their mortgage loans through Fannie Mae or Freddie Mac. The specialized mortgage loans targeted by the Company provide a relatively greater "spread" (i.e., greater interest and other income to the originator relative to the costs associated with funding and selling the mortgage loans) compared to other mortgage loans that present a similar credit risk. The Company believes that its wholesale lending channel (which generates a majority of its total originations), supported by its correspondent and retail lending channels, provides an efficient and responsive origination system for the types of mortgage loans it seeks to originate. The Company seeks the most efficient method of execution for sales of its mortgage loans and in recent years has increasingly utilized securitization in addition to traditional whole loan sales.

  The Company's business objective is to increase mortgage loan originations through geographic expansion and by providing a diversified range of mortgage loan products through its wholesale, correspondent and retail lending channels. During the year ended December 31, 1996, the Company originated $2.3 billion of residential mortgage loans, 77% in California and 23% in other states. During the nine months ended September 30, 1997, the Company originated $2.5 billion of residential mortgage loans, 74% in California and 26% in other states. According to National Mortgage News (October 6, 1997), for the six months ended June 30, 1997 the Company was ranked as the second largest wholesale originator in the United States that is not publicly owned or affiliated with a public company, and ranked 14th among all wholesale originators. As of September 30, 1997, the Company's mortgage loan servicing portfolio totaled $4.0 billion of mortgage loan principal balances.

  The Company is led by President Peter T. Paul, the founder and major shareholder of the Company. Mr. Paul has 25 years of experience in the residential mortgage industry. Mr. Paul and the Chief Financial Officer of the Company have worked together since 1987, and various other members of the executive management team have worked together for more than six years. See "Management--Directors and Executive Officers."

BUSINESS STRATEGY

 MORTGAGE LOAN ORIGINATION

  Mortgage Loan Product Development. An important element of the Company's mortgage loan origination strategy is to provide a variety of mortgage loan products that are designed to respond to consumer needs and competitive factors and be readily saleable at prices that will generate the Company's targeted rate of return. The Company seeks mortgage loan products with relatively greater "spreads" compared to other mortgage loan products that present a similar credit risk and chooses not to rely on discount pricing to increase mortgage loan origination volume. This approach generally focuses the Company's development process on mortgage loans that fail to satisfy one or more of the standardized criteria (other than credit quality of the borrower) required for sale or exchange through one of the national government-sponsored mortgage entities such as Fannie Mae or Freddie Mac ("Agencies") or one of the national privately-sponsored mortgage conduits. To date, the Company has tailored its loan products primarily for high credit quality borrowers as described above.

  The Company's secondary marketing department identifies a variety of new mortgage loan products that it believes will respond to consumer needs and that in many cases are not being widely offered by competitors. Such new mortgage loan products may be created by the Company itself or may be introduced by a competitor and identified by the Company as attractive for origination. The Company generally requires that all of its mortgage loan products be readily saleable through the Company's securitization programs or to secondary market investors.

  The Company presently has under development and review a variety of mortgage loan products that it expects to promote in 1998. Among the products that the Company intends to launch on a pilot basis is a mortgage loan for high credit quality borrowers that permits a higher loan-to-value ratio than is permitted in mortgage loans currently being originated by the Company. Another product to be introduced is a mortgage loan that is designed primarily for lower credit quality borrowers which will require more extensive mortgage insurance than is required on the Company's other loan products. All new mortgage loan products introduced by the Company are carefully pre-tested in the market over a period of time to assess both marketability to consumers and performance of the mortgage loan product as an investment for secondary market investors.

  Current Mortgage Loan Products. The Company presently offers a broad range of mortgage loan products in order to provide maximum flexibility to borrowers and third-party mortgage brokers and other entities through which it originates mortgage loans (the "Mortgage Sources").

  The Company's current mortgage loan products can be categorized as follows:

 . Agency Mortgage Loans. These mortgage loans satisfy the underwriting criteria for sale or exchange through one of the Agencies.

 . Non-agency Mortgage Loans. These mortgage loans fail to satisfy the criteria to be Agency mortgage loans for one or more reasons. Certain of these mortgage loans ("Jumbos") generally meet the Agency criteria but exceed the maximum loan size (currently $227,150 for single-family, one-unit mortgage loans in the continental United States). Jumbos are generally eligible for sale to one of the national privately-sponsored mortgage conduits.

   Certain other non-agency mortgage loans may fail to satisfy other elements of the Agency underwriting criteria, such as those relating to documentation, employment history, income verification, loan-to-value ratios, qualifying ratios or required borrower net worth. Beginning in 1995, the Company began to emphasize the origination of mortgage loans which failed to satisfy one or more of the Agency and national conduit underwriting criteria but which, from a credit risk standpoint (as determined primarily by credit score), presented a comparable risk profile. The Company refers to this category of mortgage loans generally as "Alternative A" mortgage loans. The Company focuses on an applicant's credit score, in conjunction with other factors, in underwriting its Alternative A mortgage loans. While some Alternative A mortgage loans exceed the maximum loan size eligible for sale through one of the Agencies, many have principal balances within the Agency limits.

 . Home Equity Mortgage Loans. Home equity mortgage loans are generally secured by second liens on the related property. Home equity mortgage loans can take the form of a home equity line of credit ("HELOC") or a closed-end loan. Both types of home equity mortgage loans are designed primarily for high credit quality borrowers and are underwritten according to the Company's criteria for second-lien mortgage loans. Home equity mortgage loans are originated in some instances in conjunction with the Company's origination of a first-lien mortgage loan on the related property.

 . Other Mortgage Loans. This category consists of mortgage loans for borrowers who have impaired or limited credit profiles or higher debt-to-income ratios than would be acceptable for sale of such mortgage loans to one of the Agencies. Such mortgage loans may also fail to satisfy the Agency underwriting criteria in other ways. The Company categorizes these mortgage loans as "A-" or "B" loans and believes they would generally be considered "subprime" mortgage loans in the secondary mortgage market. The Company does not originate mortgage loans that it would categorize as "C" or "D" loans.

  In 1994, the Company originated a substantial volume of non-agency mortgage loans in the form of Jumbos which it sold to national mortgage conduits and other private investors. In 1995, the Company's volume of Jumbo originations declined with the general decrease nationwide in the origination volume of residential mortgage loans and the general increase in competition that reduced the spread available for this mortgage loan product. The increase in originations of non-agency mortgage loans and home equity mortgage loans in 1996 reflects the Company's successful development of its Alternative A mortgage loan products and its HELOC and closed-end second-lien products and the commencement of the Company's securitization programs for such mortgage loan products. The following table summarizes the Company's originations of the above categories of mortgage loans:

                                                                                 NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                           ----------------------------------  ----------------------
                                              1994        1995        1996        1996        1997
                                           ----------  ----------  ----------  ----------  ----------
                                                           (DOLLARS IN THOUSANDS)
Agency Mortgage Loans
 Number of mortgage loans................       4,978       4,546       7,093       5,852       3,815
 Volume of mortgage loans................  $  643,770  $  562,778  $  885,050  $  734,114  $  475,473
 Percent of total volume.................       26.71%      41.52%      38.75%      44.66%      18.81%
Non-agency Mortgage Loans
 Number of mortgage loans................       8,212       4,380       6,068       3,994       8,759
 Volume of mortgage loans................  $1,736,830  $  695,253  $1,137,572  $  747,922  $1,625,080
 Percent of total volume.................       72.06%      51.29%      49.81%      45.50%      64.31%
Home Equity Mortgage Loans
 Number of mortgage loans................         262       1,767       5,482       3,443       8,359
 Volume of mortgage loans................  $   12,110  $   72,580  $  234,308  $  141,467  $  400,782
 Percent of total volume.................        0.50%       5.35%      10.26%       8.60%      15.86%
Other Mortgage Loans
 Number of mortgage loans................         137         214         250         174         221
 Volume of mortgage loans................  $   17,690  $   24,993  $   26,910  $   20,346  $   25,825
 Percent of total volume.................        0.73%       1.84%       1.18%       1.24%       1.02%
Total Mortgage Loans
 Number of mortgage loans................      13,589      10,907      18,893      13,463      21,154
 Volume of mortgage loans................  $2,410,400  $1,355,604  $2,283,840  $1,643,849  $2,527,160
 Average principal balance...............  $      177  $      124  $      121  $      122  $      119

  Mortgage Loan Origination Channels. The Company originates mortgage loans through its wholesale, correspondent and retail lending channels.

    Wholesale Lending. The Company's wholesale lending channel, established in 1986, obtains its mortgage loan volume through a network of approximately 5,060 independent mortgage brokers approved by the Company (of which approximately 4,420 submitted mortgage loans in 1996). Mortgage brokers are qualified to participate in the Company's wholesale program after a formal application process, administered by the Company's Quality Assurance Department. The responsibilities of the Quality Assurance Department include the review of licensing, financial statements and resumes of key personnel and credit and reference investigations to determine the history, reputation and general lending expertise of the applicant. Approved mortgage brokers are monitored by the Company's wholesale account executive staff and the broker management division within the Quality Assurance Department. The Company underwrites each mortgage loan application obtained from its mortgage brokers and funds those mortgage loans which meet the Company's underwriting criteria.

    The Company believes that its wholesale lending channel is well-suited to originate the types of mortgage loans that the Company seeks to originate. The wholesale lending channel permits the Company to respond quickly to changes in market conditions and consumer preferences. The Company can move quickly to introduce a new mortgage loan product by disseminating it throughout the broker network. By revising the terms on which it will fund mortgage loans submitted by its mortgage brokers, the Company may also move quickly to increase the level of origination of certain mortgage loan products or to decrease originations of other mortgage loan products that, due to market or other changes, may no longer meet the Company's targeted rate of return or other origination objectives. The Company believes that its flexibility would be reduced if it maintained a large retail branch system with the attendant fixed investment and overhead costs.

    The wholesale lending channel also permits the Company to obtain non-agency and other types of mortgage loans from mortgage brokers that generally only originate Agency mortgage loans. The Company builds its relationship with those mortgage brokers by providing access to specialized mortgage loan products.

    Correspondent Lending. The correspondent lending program is designed to allow the Company to acquire closed mortgage loans on terms similar to those it acquires on a wholesale basis from its mortgage brokers. The correspondent benefits by gaining access to the Company's broad range of innovative mortgage loan products. The correspondent lending program is designed to provide attractive mortgage loan products for small- to medium-sized mortgage companies, banks and thrifts located throughout the U.S. which may have limited access to the capital markets.

    Retail Lending. The retail channel, through a centralized operation, markets to existing and new customers. The Company markets to existing customers through inserts in the monthly mortgage statements, letters targeted to a specific group (i.e., borrowers with interest rates above a designated level) and outbound customer service calls. New customers are sought through national direct mail campaigns, regional radio advertising and telemarketing. New customers are also sought through several "affinity marketing" programs directed at trade groups and associations and other entities.

 MORTGAGE LOAN SALES

  As a mortgage banker, the Company originates all of its mortgage loans with the intent of selling such loans. A primary component of the Company's business strategy is to seek the most efficient method of selling its mortgage loans. In recent years, the Company has developed the capacity to access the capital markets by securitizing its mortgage loans in addition to selling them in whole loan sale transactions. The Company evaluates the sale of each mortgage loan type and compares prices available for each alternative method of sale, given current market conditions at the time and the risk characteristics of the mortgage loan type to determine which method of sale to utilize.

  The following table shows the method of sale for the Company's mortgage loans for the periods indicated:

                                                               NINE MONTHS
                             YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                         -------------------------------- ---------------------
                            1994       1995       1996       1996       1997
                         ---------- ---------- ---------- ---------- ----------
                                         (DOLLARS IN THOUSANDS)
Mortgage loans sold
 through
 securitization......... $  295,290 $      --  $  597,965 $  175,923 $1,442,468
Whole loan sales........  2,502,396  1,330,484  1,532,119  1,323,468  1,031,351
                         ---------- ---------- ---------- ---------- ----------
  Total................. $2,797,686 $1,330,484 $2,130,084 $1,499,391 $2,473,819
                         ========== ========== ========== ========== ==========

  Securitization. In the second half of 1996, the Company began to securitize substantially all of its non-agency mortgage loans and home equity mortgage loans. Securitization is the process of pooling mortgage loans and issuing securities such as mortgage pass-throughs or collateralized mortgage bonds or notes. The Company uses the cash generated from these transactions to fund originations of its mortgage loan products and to repay borrowings under its warehouse facilities.

  The Company believes that its ability to access the capital markets through securitization is important to its overall business strategy in several ways. Securitization is a very efficient method of selling the Company's non-agency and home equity mortgage loans. Under the non-agency mortgage loan securitization program, the Company generally sells the more senior classes of the securities produced by the securitization for cash and retains one or more of the subordinated classes. Such securities are carried on the balance sheet at their estimated fair market value (based on market prices for similar securities) under the line item "retained interests in securitizations." Due to the relatively high credit quality of the mortgage loans in these securitizations, the amount of subordinated securities taken back by the Company represents a relatively small percentage (generally less than 2%) of the total principal of the mortgage loans securitized. In addition, the market value of the classes of securities sold generally permits the Company to receive cash in an amount equal to or greater than its cost of funding the mortgage loans. As a result, the securitization of the Company's non-agency mortgage loans to date has not required a substantial amount of the Company's available cash. In the future, the Company may elect to retain additional classes of securities in such securitizations, which would require additional funds.

  Under the home equity mortgage loan securitization program, the Company generally sells the home equity mortgage loan securities for cash and a retained trust interest that represents (i) an interest (which is subordinated to payment on the securities sold) in the principal of the mortgage loans securitized (the "Principal Amount") and (ii) the right to the excess of future expected interest payments to be received on the mortgage loans securitized over the future interest payments required to be made on the securities sold (the "Interest-only Residual"). The estimated values of the Principal Amount and the Interest-only Residual are shown on the balance sheet under the line item "retained interests in securitizations." The securitizations of the Company's home equity mortgage loans generate negative cash flow compared to the cost of the mortgage loans securitized. The Company to date has elected to mitigate the extent of negative cash flow by selling a portion of the Interest-only Residual in connection with the home equity mortgage loan securitizations. In the future the Company may elect to retain the full amount of the Interest-only Residual in order to receive the future cash flows generated thereby. In such event, the negative cash flow at the time of effecting the securitization would be increased.

  Securitization also supports the Company's wholesale origination channel by increasing its flexibility in competing for non-agency mortgage loans. The parameters of mortgage loan characteristics that may be included in a pool to be securitized are generally broader than would be the case if the pool were to be sold in a traditional whole loan sale to a financial institution. Mortgage loan characteristics in securitizations are subject to the requirements of the rating agencies and of any third-party credit enhancer that may be involved, such as a monoline insurance company. The Company believes, however, that these requirements generally provide more flexibility in originating mortgage loans than would be the case under a traditional whole loan sale method. This additional flexibility enables the Company to compete more aggressively for mortgage loans and provide better service to its Mortgage Sources.

  Whole Loan Sales and Exchanges. Sales of mortgage loans and exchanges of mortgage loans for securities are conducted by the Company's Secondary Marketing Department. The Company's whole loan sales and exchanges of mortgage loans are generally made without recourse to the Company. The Company sells or exchanges substantially all of its Agency mortgage loans through normal secondary channels. The Company also generally sells its closed-end home equity mortgage loans in whole loan sales rather than in the home equity mortgage loan securitization program when the price received from whole loan sales is more attractive to the Company. From time to time the Company sells qualifying Jumbos to one of the privately-sponsored national mortgage conduit programs; such Jumbos are also included at times in the Company's non-agency mortgage loan securitization program along with the Alternative A mortgage loans. The Company sells substantially all of its other mortgage loans (i.e., subprime mortgage loans) on a whole loan basis (servicing released) in order to avoid the credit risk associated with such mortgage loans.

 OPERATIONS AND INFORMATION SERVICES

  The Company's focus on providing premium service to its Mortgage Sources and offering a broad range of conventional and specialized mortgage loan products demands the timely delivery of such mortgage loan products to the branches and the careful monitoring and tracking of the origination of such mortgage loan products through delivery to the ultimate investor. For this reason, the Company places great emphasis on its operations and technology capabilities. The Company uses a mortgage loan origination and administrative computer system that has largely eliminated many of the manual efforts associated with the Company's processing operations. The Information Services Department is dedicated to implementing, supporting and improving the software and hardware technology employed by the Company. The Company believes that its emphasis on operations and technology enables it to be an efficient originator and servicer of both conventional and specialized mortgage loan products.

 MORTGAGE LOAN SERVICING

  The Company also engages in mortgage loan servicing, which includes the processing of mortgage loan payments and the administration of mortgage loans. The Company's primary source of servicing rights is mortgage loans it has originated and sold, and for which it has retained the right to service. As of September 30, 1997, the Company's mortgage loan servicing portfolio consisted of approximately 36,985 one- to four-family residential mortgage loans with an aggregate principal balance of $4.0 billion. The Company can realize the value embedded in its mortgage loan servicing portfolio immediately by selling its mortgage loan servicing rights or, alternatively, it can realize the value gradually over the life of the mortgage loan servicing portfolio through the receipt of monthly mortgage loan servicing fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Company intends to increase its mortgage loan servicing portfolio over time, although the Company may sell portions of its mortgage loan servicing portfolio on a strategic basis from time to time. The Company believes its Servicing Center, which became fully operational in 1994, has the capacity to substantially increase the number of mortgage loans that it services, thereby allowing the Company to achieve certain economies of scale. See "Business-- Mortgage Loan Servicing--General" and "Business--Mortgage Loan Servicing-- Purchase and Sale of Mortgage Servicing Rights."

  The delinquency rates (including foreclosures pending) for the Company's mortgage loan servicing portfolio were 1.48%, 2.10% and 1.96% at September 30, 1997, December 31, 1996 and December 31, 1995, respectively, as compared to national industry averages for all mortgage loans (including government-insured mortgage loans) of 5.35%, 5.40% and 5.13% at June 30, 1997, December 31, 1996 and 1995, respectively, according to the Mortgage Bankers Association of America (the "MBA"). The Company believes the low delinquency rates for its mortgage loan servicing portfolio are primarily a result of the credit quality of the mortgage loans it originates and the relative age of mortgage loans it services. Higher delinquency rates generally lead to higher servicing costs and reduce the value of the mortgage loan servicing portfolio.

TERMINATION OF S CORPORATION STATUS

  Since inception of operations in 1986, the Company has elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code (the "Code"). On the closing of the Offering, the Company's S corporation status will be terminated and the Company will become fully subject to federal and state income taxes as a C corporation. In connection with the termination of S corporation status, certain payments in respect of previously earned and undistributed taxable income (the "Shareholders Distribution Amount") will be made from the net proceeds of the Offering to the Company's existing shareholders (the "Existing Shareholders") and certain accounting adjustments will be made. See "Risk Factors--Possible Liability Under Tax Indemnification Agreement" and "Termination of S Corporation Status."

  The principal executive office of the Company is located at 1100 Larkspur Landing Circle, Suite 101, Larkspur, California 94939, and its telephone number is (415) 461-6790.

                                  THE OFFERING

Common Stock offered by
  The Company............................ 4,500,000 shares
  The Selling Shareholders............... 3,500,000 shares
Common Stock to be outstanding after the
 Offering(1)............................. 18,500,000 shares
Use of Proceeds.......................... The net proceeds of the Offering will be used (i) to pay the
                                          Shareholders Distribution Amount,
                                          (ii) to pay the full amount due
                                          under the Company's outstanding
                                          notes to stockholders, (iii) to
                                          support increased mortgage loan
                                          origination capacity, (iv) to
                                          support securitizations, and (v) for
                                          general corporate purposes. Pending
                                          such use, the net proceeds may be
                                          used to retire warehouse
                                          indebtedness or make short-term
                                          investments. See "Termination of S
                                          Corporation Status" and Notes 10 and
                                          12 to the Consolidated Financial
                                          Statements.
Nasdaq National Market Symbol............ "HDLD"

--------
(1) Excludes 518,000 shares of Common Stock issuable upon exercise of stock options granted under the Company's Stock Option Plan (the "Stock Option Plan"). See "Management--Stock Option Plan."

RISK FACTORS

  Prospective investors should carefully consider the information set forth under the caption "Risk Factors" and all other information set forth in this Prospectus before making any investment in the Common Stock.

                             SUMMARY FINANCIAL DATA

                                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                          ----------------------------------------------------------  ----------------------
                             1992        1993        1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
 Net gain on sales of
  mortgage loans........  $    5,061  $   26,163  $    6,131  $   12,307  $   25,599  $   10,816  $   45,010
 Loan administration in-
  come..................       6,036       8,027      14,737      13,427      11,120       8,281       7,196
 Gain from sale of mort-
  gage servicing
  rights................      10,848      11,438       7,449       8,836      11,083      11,041       9,375
 Production income......       8,788      14,107       6,044       3,832       5,830       4,442       6,223
 Net interest income....         206       1,797       2,709       1,814       5,624       3,496       8,826
 Net unrealized gain in
  valuation of retained
  interests in
  securitizations.......         --          --          --          --          --          --          668
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.........      30,939      61,532      37,070      40,216      59,256      38,076      77,298
Operating Expenses:
 Personnel..............      16,604      20,363      19,610      15,515      20,545      14,670      20,799
 General and administra-
  tive..................       6,730      11,220      10,584      10,900      13,458       8,659      10,978
 Depreciation and amor-
  tization..............         704       1,373       2,965       3,484       2,919       2,245       1,983
 Amortization and im-
  pairment of OMSR......         --          --          --          958       2,093         635       3,600
 Occupancy and rents....         897       3,341       2,591       2,136       1,941       1,436       1,659
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total operating ex-
  penses................      24,935      36,297      35,750      32,993      40,956      27,645      39,019
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before taxes....       6,004      25,235       1,320       7,223      18,300      10,431      38,279
 Net income.............  $    5,862  $   24,667  $    1,270  $    6,971  $   17,660  $   10,016  $   36,936
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Pro Forma Information:
 Income before taxes....  $    6,004  $   25,235  $    1,320  $    7,223  $   18,300  $   10,431  $   38,279
 Pro forma income tax-
  es(1).................       2,462      10,599         541       3,034       7,686       4,381      16,077
 Pro forma net in-
  come(1)...............       3,542      14,636         779       4,189      10,614       6,050      22,202
 Pro forma net income
  per share(1)(2).......                                                  $     0.67              $     1.40
 Pro forma weighted av-
  erage number of shares
  outstanding(1)(2).....                                                      15,909                  15,909
 Supplemental pro forma
  net income per
  share(1)(2)(3)........                                                  $     0.66              $     1.35
 Supplemental pro forma
  weighted average num-
  ber of shares out-
  standing(1)(2)(3).....                                                      16,267                  16,768
OPERATING DATA:
Loan Origination Volume
 (in thousands):
 Agency.................  $1,737,357  $2,317,692  $  643,770  $  562,778  $  885,050  $  734,114  $  475,473
 Non-agency.............   1,233,585   2,310,237   1,736,830     695,253   1,137,572     747,922   1,625,080
 Home equity loans......       4,976         970      12,110      72,580     234,308     141,467     400,782
 Other..................         --          --       17,690      24,993      26,910      20,346      25,825
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total..................  $2,975,918  $4,628,899  $2,410,400  $1,355,604  $2,283,840  $1,643,849  $2,527,160
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Loan Origination Volume
 (in units):
 Agency.................      12,637      17,432       4,978       4,546       7,093       5,852       3,815
 Non-agency.............       4,690       8,608       8,212       4,380       6,068       3,994       8,759
 Home equity loans......          86          17         262       1,767       5,482       3,443       8,359
 Other..................         --          --          137         214         250         174         221
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total..................      17,413      26,057      13,589      10,907      18,893      13,463      21,154
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Loan Servicing Portfolio
 (at end of period)(4)..  $2,956,000  $4,283,168  $4,779,411  $4,149,305  $4,386,814  $3,971,822  $4,003,079
 Weighted average inter-
  est rate..............        7.99%       6.94%       7.10%       7.80%       8.10%       7.95%       8.34%
 Weighted average matu-
  rity (months).........         317         301         299         284         278         272         265
 Weighted average serv-
  ice fee rate..........        0.27%       0.26%       0.31%       0.29%       0.29%       0.29%       0.28%
 Total delinquencies in-
  cluding foreclo-
  sures(5)..............        3.12%       1.73%       1.81%       1.96%       2.10%       1.87%       1.48%
 Average mortgage loan
  size..................  $      148  $      162  $      164  $      152  $      128  $      133  $      108

                                                                         NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                         ------------------------------------------ ---------------------------
                                                                                      PRO FORMA
                          1992     1993    1994     1995     1996     1996     1997    1997(7)
                         ------- -------- ------- -------- -------- -------- -------- ---------
                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Retained interests in
 securitizations........ $   --  $    --  $   768 $    585 $ 15,128 $  5,263 $ 32,670   32,670
Mortgage loans held for
 sale, pledged..........     --   321,536  74,623   97,088  238,172  218,559  262,296  262,296
Originated mortgage
 servicing rights,
 net(6).................     --       --      --     7,083   20,276   16,453   25,209   25,209
Total assets............  12,550  349,198  98,730  147,432  288,990  256,654  349,998  349,998
Warehouse and other
 operating debt.........     --   307,566  76,278   91,234  241,343  220,015  254,712  254,712
Notes payable to
 stockholders...........     --       --      --       --     9,670    9,670    9,670    9,670
Total liabilities.......   5,315  322,297  79,827  121,558  259,846  235,153  283,918  321,449
Total stockholders'
 equity.................   7,235   26,901  18,904   25,874   29,144   21,501   66,080   28,549

--------
(1) Prior to the closing of the Offering, the Company will be treated as an S corporation for federal and state income tax purposes. See "Termination of S Corporation Status." The pro forma presentation reflects the provision for income taxes as if the Company had always been fully subject to federal and state taxes as a C corporation at the tax rates effective for the periods presented (41% for 1992 and 1994; 42% for 1993, and 1995 through 1997).
(2) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. The pro forma weighted average number of shares also includes the effect of the assumed issuance of 1,566,667 shares of Common Stock to generate sufficient cash to pay the Shareholders Distribution Amount of $18.8 million at September 30, 1997. The issuance of Common Stock was based on the $12.00 Offering price. Historical earnings per share is not presented because it is not indicative of the ongoing entity.
(3) Supplemental pro forma net income per share reflects further adjustment for the effect of the add back, net of tax, of interest expense recorded since July 1996, the inception of the notes, to be repaid from the proceeds of the Offering. In that calculation, weighted average shares outstanding include the effect of the assumed issuance of 858,334 shares of Common Stock in July 1996 to retire the notes payable to stockholders and related accrued and unpaid interest ($10.3 million at September 30, 1997).
(4) The Company's mortgage loan servicing portfolio for the years 1992 and 1993 was subserviced for the Company by another servicing entity. See "Certain Management Transactions and Business Relationships--History of Arrangements with FCMC."
(5) Represents the mortgage loan balances past due 30 days or more (including those in foreclosure) as a percentage of the total mortgage loan servicing portfolio.
(6) At September 30, 1997, the Company's mortgage loan servicing portfolio totaled $4.0 billion of mortgage loans, including $1.7 billion for which no capitalized balance sheet value has been recorded.
(7) Gives effect to the following which will reduce stockholders' equity upon closing of the Offering: (i) a distribution to the Existing Shareholders of the Shareholders Distribution Amount in the aggregate amount of $18.8 million (calculated as of September 30, 1997), and (ii) the creation of a deferred tax liability in the amount of $18.7 million (calculated as of September 30, 1997) arising in connection with the Company's termination of S corporation status. Does not give effect to use of proceeds from the Offering. See "Termination of S Corporation Status," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

                              RECENT DEVELOPMENTS

FOURTH QUARTER OPERATING RESULTS AND FINANCIAL POSITION

  During the three months ended December 31, 1997, the Company recorded net income of $332,000. Net gain on sales of mortgage loans was $8.3 million for the three months ended December 31, 1997, and net interest income was $3.7 million during the same period. The Company's net gain on sales of mortgage loans was lower in the fourth quarter than in the third quarter due to the absence of a HELOC securitization. Personnel expenses were $9.0 million for the three months ended December 31, 1997, and general and administrative expenses were $5.1 million during the same period. The increase in fourth quarter operating expenses reflects the additional staffing and related costs incurred pertaining to the increase in loan origination activity in the fourth quarter. This increase in loan origination activity, combined with a relative decrease in loan sales activity, resulted in total assets of $740.4 million at December 31, 1997, a 112% increase from the September 30, 1997 total assets of $350.0 million.

  Net income for the year ended December 31, 1997 of $37.3 million was the highest annual net income in the Company's history. Net gain on sales of mortgage loans was $53.3 million for the year ended December 31, 1997, and net interest income was $12.5 million during the same period. Personnel expenses were $29.8 million for the year ended December 31, 1997, and general and administrative expenses were $16.0 million during the same period.

  The Company originated $1.2 billion in mortgage loans during the three months ended December 31, 1997, of which $1.1 billion were generated through the wholesale lending channel. The mortgage loan originations for the year ended December 31, 1997 totalled $3.8 billion, consisting of $689 million of agency mortgage loans, $2,485 million of non-agency mortgage loans, $552 million of home equity mortgage loans and $30 million of other mortgage loans.

  At December 31, 1997, the Company had $651.1 million of mortgage loans held for sale, and $35.1 million of retained interests in securitizations.

  The Company's mortgage loan origination volume has continued to be strong in 1998. In January 1998, the Company requested and received from its warehouse lenders a temporary waiver of compliance with certain financial covenants in order to fund the increased origination volume. The maximum leverage ratio and related covenants were waived until February 13, 1998 to permit the Company to increase its warehouse borrowings to fund scheduled loan originations. The Company will be in compliance with all warehouse financial covenants prior to the expiration of the waiver.

  The Company's mortgage loan servicing portfolio increased $0.5 billion or 13% to $4.5 billion at December 31, 1997 from $4.0 billion at September 30, 1997. The Company had capitalized $26.1 million relating to $2.7 billion of mortgage loan servicing rights in accordance with SFAS 122 and SFAS 125 at December 31, 1997. The Company also owned $1.8 billion of mortgage servicing rights relating to loans originated prior to 1995 for which no value has been recorded on the Company's balance sheet at December 31, 1997. Loans in the mortgage loan servicing portfolio which were delinquent, including those loans in foreclosure, represented 1.91% of the servicing portfolio at December 31, 1997.

SECURITIZATION DATA

  The Company issued two mortgage-backed securities during the three months ended December 31, 1997, one with an outstanding mortgage pool balance of $233 million and the second with an outstanding mortgage pool balance of $283 million.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the Common Stock offered hereby. This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" as well as within the Prospectus generally. Actual results could differ materially from those described in the forward-looking statements as a result of the risks and uncertainties set forth below and within the Prospectus generally.

CONTROL OF CERTAIN STOCKHOLDERS

  Peter T. Paul and his family will beneficially own 45.4% (and will have voting power pursuant to a Voting Trust with respect to 56.8%) of the outstanding shares of Common Stock following the closing of the Offering. Accordingly, Mr. Paul, who is the President of the Company, will have effective control of the Company, with the likely ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect a majority of the members of the Board of Directors. See "Principal and Selling Shareholders."

IMMEDIATE DILUTION TO STOCKHOLDERS PURCHASING IN THE OFFERING

  The initial public offering price is higher than the net tangible book value per share of Common Stock in the Offering. Investors purchasing shares of Common Stock in the Offering will be subject to immediate dilution of $7.78 per share in net tangible book value. See "Dilution."

INTEREST RATE FLUCTUATIONS MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

  The Company's Mortgage Loan Origination and Sale Business May Be Adversely Affected by Changes in Interest Rates. Changes in interest rates can have a variety of effects on the Company's mortgage loan origination business. The market value of fixed-rate mortgage loans has a greater sensitivity to changes in market interest rates than adjustable-rate mortgage loans. To the extent an interest rate is established for a mortgage loan in process prior to the time such mortgage loan is funded (a "locked pipeline loan"), a gain or loss on the sale of such mortgage loan may result from changes in interest rates during the period between the time the interest rate is established and the time the mortgage loan is committed for sale. In order to hedge this interest rate risk, the Company sells (on a forward basis) a portion of its locked pipeline loans (or an equivalent amount of the mortgage-backed securities into which such mortgage loans may be converted). Since 1992, the Company has utilized Tuttle & Co., an unaffiliated advisory and information services company based in Mill Valley, California, for exposure analysis of its mortgage loan pipeline. The Company determines the number of such forward sales it will make based upon a daily probability analysis as to the principal amount of locked pipeline loans that are likely to be funded by the Company. To the extent that the probability analysis utilized by the Company differs from actual experience, the resultant mismatching of commitments to fund mortgage loans at certain interest rates and forward sales of mortgage loans with certain interest rates may have a material adverse effect on the Company's results of operations. See "Business--Hedging Activities."

  In addition to the interest rate risk discussed above, the Company's origination of mortgage loans that are ineligible for Agency programs ("non-agency mortgage loans") involves risk to the extent the Company has not obtained investor commitments to purchase such mortgage loans on a forward or current basis at the time interest rates are established for such mortgage loans (whether at mortgage loan funding or prior thereto). Specifically, until such forward purchase commitments are obtained, the Company, in most cases, hedges such non-agency mortgage loans with (i) forward sales of Fannie Mae mortgage-backed securities or (ii) forward whole loan sales. The Company determines which alternative provides the best execution in the secondary market. To the extent movements in the interest rates on such securities do not match the current pricing for non-agency mortgage loans in the secondary market, the Company may recognize gains or losses upon the sale of such mortgage loans.

Non-agency, home equity and other non-conforming mortgage loans made up 81.2% of the Company's mortgage loan originations during the nine months ended September 30, 1997 and 61.3% of mortgage loan originations during the year ended December 31, 1996.

  In addition to the foregoing, the Company's results of operations from its origination of mortgage loans can be adversely affected to the extent rising interest rates decrease the volume of mortgage loan originations and the revenue derived therefrom.

  The Company's Servicing Operations May Be Adversely Affected by Changes in Interest Rates. The Company's servicing operations are also affected by interest rate levels. As mortgage interest rates fall, an increasing number of borrowers can be expected to refinance and prepay their mortgage loans. Prepayments of mortgage loans serviced by the Company result in termination of the Company's future stream of servicing fees from such mortgage loans. In addition, the Company capitalizes servicing rights on mortgage loans that it originates based upon the net present value of future cash flows. If the rate of prepayment of the related mortgage loans exceeds the rate assumed by the Company, due to a significant reduction in interest rates or otherwise, the value of the mortgage loan servicing portfolio will decrease, which could adversely affect the Company's results of operations. Interest rate changes can also adversely affect the ability of the Company to sell mortgage loan servicing rights to a third party . The Company does not presently hedge its mortgage loan servicing portfolio.

FAILURE TO EFFECTIVELY USE LEVERAGE TO FINANCE MORTGAGE LOAN ORIGINATIONS MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

  Unavailability of Funding Sources May Adversely Affect Results of Operations. The Company funds substantially all of the mortgage loans which it purchases and originates through borrowings under warehouse financing facilities, repurchase agreements and internally generated funds. The Company's borrowings are in turn repaid with the proceeds received by the Company from selling such mortgage loans through securitizations or whole loan sales. The Company is currently and may in the future be dependent upon a few lenders to provide the primary credit facilities for its mortgage loans. In addition, the Company's specialized mortgage loan products are often not familiar to warehouse lenders. As new mortgage loan products are introduced, such lenders must be familiarized with the loans and their marketability before they determine whether such mortgage loans are eligible for financing under the warehouse facilities. Any failure to renew or obtain adequate funding under these facilities, or any substantial reduction in the size of or pricing in the market for the Company's mortgage loans, could have a material adverse effect on the Company's operations.

  Increased Cost of Borrowing May Adversely Affect Results of Operations. If the return on the mortgage loans originated or acquired by the Company with borrowed funds fails to cover the cost of the borrowing, the Company will experience net interest losses and may experience net losses. In addition, the cost of such borrowings can vary depending upon the lender, the nature and liquidity of the underlying collateral, the movement of interest rates, the availability of financing in the market and other factors. Further, the Company may not be able to achieve the degree of leverage it believes to be optimal, which may cause the Company to be less profitable than it might be otherwise.

  Changes in Interest Rates May Adversely Affect Results of
Operations. Profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its mortgage loans and the cost of borrowing. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate and acquire mortgage loans and could reduce the interest rate differential between newly originated mortgage loans and the Company's cost of borrowing. A significant decline in interest rates could decrease the size of the Company's mortgage loan servicing portfolio by increasing the level of mortgage loan prepayments. While the Company monitors the interest rate environment and generally will earn a positive spread between interest paid on borrowed funds and interest earned on mortgage loans, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. See "Risk Factors--Negative Effects of Interest Rate Fluctuations."

  Failure to Refinance Outstanding Borrowings May Adversely Affect Results of Operations. While the Company expects to be able to maintain existing financing arrangements, or to obtain replacement financing as its lending arrangements mature, there can be no assurance that such financing will be obtainable on favorable terms. To the extent that the Company is not successful in maintaining or replacing existing financing, it may have to curtail its mortgage loan production activities, which could have a material adverse effect on the Company's operations.

  Decline in Market Value of Mortgage Assets and Margin Calls May Adversely Affect Results of Operations. A decline in the market value of the Company's portfolio of mortgage loans may limit the Company's ability to borrow or result in lenders initiating margin calls (i.e., requiring a pledge of cash or additional mortgage loans to re-establish the ratio of the amount of the borrowing to the value of the collateral). The Company could be required to sell mortgage loans under adverse market conditions in order to maintain liquidity. Such sales may be effected by the Company when deemed by it to be necessary in order to preserve the capital base of the Company. If these sales were made at prices lower than the amortized cost of the mortgage loans, the Company would experience losses. A default by the Company under its collateralized borrowings could also result in a liquidation of the collateral, including any cross-collateralized assets, and a resulting loss of the difference between the value of the collateral and the amount borrowed.

DEPENDENCE ON SECURITIZATIONS FOR SUCCESSFUL OPERATIONS

  The Company plans to pool and sell through securitizations substantially all of its non-agency mortgage loans and HELOC home equity mortgage loans and expects that the gain recognized from such securitizations will continue to represent a significant portion of the Company's future revenues and net earnings. Further, the Company is dependent on the cash generated from such securitizations to fund its future originations and repay borrowings under its warehouse facilities. The Company's ability to complete securitizations of its mortgage loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the mortgage-backed securities market specifically, the performance of the Company's previous securitizations or the securitizations of others and the Company's ability to obtain credit enhancement. Adverse changes in the securitization market could impair the Company's ability to sell mortgage loans through securitizations on a favorable or timely basis and could have a material adverse effect upon the Company's results of operations and financial condition. Furthermore, because management of the Company expects that an important component of the Company's income will be gain on sale, the Company's quarterly operating results may fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, the Company's results of operations may be materially adversely affected for that period.

  In addition, in order to gain access to the HELOC securitization market, the Company expects to continue to rely upon credit enhancements provided by one or more monoline insurance carriers to enable it to obtain an AAA/Aaa rating for the senior portion of its mortgage-backed securities. Any substantial increase in the price charged by, or the required level of protection to be provided to, the insurance companies, or any unwillingness of insurance companies to guarantee these senior securities in the Company's mortgage loan pools, could have a material adverse effect upon the Company's results of operations and financial condition.

ESTIMATED VALUE OF RETAINED INTERESTS IN SECURITIZATIONS MAY BE REDUCED, ADVERSELY IMPACTING RESULTS OF OPERATIONS

  The Company derives a substantial portion of its revenue and earnings by recognizing gains on the sale of mortgage loans through securitizations. Securitization is the process of pooling mortgage loans that the Company has originated or purchased and issuing securities backed by such mortgage loan pools. The Company generally sells the more senior classes of the securities for cash and retains one or more of the subordinated classes. In its non-agency mortgage loan securitizations, the retained subordinated classes of securities generally have a stated principal amount and earn a fixed interest rate. Management believes that it has made reasonable estimates of the market value of such retained subordinated classes of securities on its balance sheet, based on market prices for similar securities. If the mortgage loans underlying such retained securities should experience delinquencies or losses at rates greater than anticipated, the value of such securities would have to be written-down with a corresponding charge to income. In its home equity mortgage loan securitizations, the Company retains a trust interest that includes an Interest-only Residual. To value the Interest-only Residual for the balance sheet, the Company projects the expected cash flows over the life of such retained interest, using prepayment and default assumptions that market participants would use for similar financial instruments that are subject to prepayment, credit and interest rate risks. The Company then determines the present value of these cash flows using an interest rate which it believes is commensurate with the risks involved. If the Company's actual experience differs materially from the assumptions used in the determination of the present value of such retained interests, future cash flows and results of operations could be adversely affected. The Company could also be required to reduce the fair value of its retained interests on its balance sheet. To the Company's knowledge, there is currently no active market for the sale of these retained interests. No assurance can be given that the retained interests could be sold at their stated value, if at all.

INTENSE COMPETITION IN THE MORTGAGE LENDING INDUSTRY

  The Company faces intense competition, primarily from commercial banks, savings and loans and other mortgage lenders. If the Company expands into particular geographic markets, it will face competition from mortgage lenders with established positions in such markets. There can be no assurance that the Company will be able to successfully compete with these mortgage lenders. Competition can take place on various levels, including convenience in obtaining a mortgage loan, service, marketing, origination channels and pricing. Many of the Company's competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Many of the Company's competitors are well established in the specialty mortgage loan market and a number of others are recent entrants into that market seeking the relatively attractive profit margins currently associated with specialty mortgage loan products. Fannie Mae and Freddie Mac are currently developing technologies and business practices that will expand the scope of mortgage loans eligible to be Agency mortgage loans to include some Alternative A and subprime mortgage loans. To the extent market pricing for the Company's mortgage loan products becomes more competitive, it may be more difficult to originate and purchase mortgage loans with attractive yields in sufficient volume to maintain profitability. There can be no assurance that the Company will be able to compete successfully in this market environment and any failure in this regard could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON WHOLESALE BROKERS FOR SUCCESSFUL OPERATIONS

  The Company depends primarily on independent mortgage brokers and, to a lesser extent, on correspondent lenders, for the origination and purchase of its wholesale mortgage loans, which constitute a significant portion of the Company's mortgage loan production. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business on the basis of price, service, loan fees, costs and other factors. The Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company. The Company's future results of operations and financial condition may be vulnerable to changes in the volume and costs of its wholesale mortgage loans resulting from, among other things, competition from other lenders and purchasers of such mortgage loans.

PERMITTING UNDERWRITING EXCEPTIONS MAY ADVERSELY IMPACT RESULTS OF OPERATIONS

  On a case-by-case basis, the Company's underwriters may determine that a prospective borrower warrants an exception from its underwriting guidelines. Such exceptions may include a debt service-to-income ratio exception, a loan-to-value exception or an exception from certain documentation requirements of a particular mortgage loan program. An underwriting exception will generally be allowed if the application reflects one or more compensating factors, such as a high credit score, a low loan-to-value ratio, cash reserves, stable employment, or a particularly long length of residency in the property. Accordingly, the Company may fund mortgage loans that do not satisfy all of the criteria for a particular mortgage loan program being offered by the Company. The Company's historical experience in making such exceptions is limited and, therefore, its historical delinquency and foreclosure rates to date may not be indicative of future levels of performance. By permitting underwriting exceptions, the Company may diminish the consistency and control inherent in the strict application of underwriting guidelines. In addition, if such mortgage loans cannot be included in a planned securitization or other expected method of sale, the Company may be required to dispose of these mortgage loans at a lower price than contemplated at the time of origination.

RELIANCE UPON MORTGAGE LOAN PRODUCT DEVELOPMENT FOR SUCCESSFUL OPERATIONS

  The Company plans to expand and refine its mortgage loan products in order to maintain a variety of mortgage loan products with relatively attractive "spreads" which are (i) responsive to the needs of consumers, originating brokers and the secondary markets and (ii) available in the marketplace sooner than similar mortgage loan products offered by its competitors. There can be no assurance that the Company can continue to expand and refine its mortgage loan product mix on a timely basis and the failure to do so could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

POTENTIAL CREDIT LOSSES ON MORTGAGE LOANS MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

  The Company bears the risk of credit losses on mortgage loans held for sale and on certain retained interests in securitizations which the Company has elected or is required to hold. The Company has until recently sold its mortgage loans on a non-recourse basis. Accordingly, the Company has no significant historical experience with retention of risk of loss due to mortgage loan defaults. Potential losses can arise from many factors as summarized below:

  Real Estate Security and the Foreclosure Process. Many of the risks of mortgage lending reflect the risks of investing directly in the real estate securing the mortgage loans. In the event of a default on the underlying mortgage loan, the ultimate extent of the loss, if any, may only be determined after a foreclosure of the mortgage encumbering the property and, if the lender takes title to the property, upon liquidation of the property. Factors such as the title to the property or its physical condition (including environmental considerations) may make a third-party unwilling to purchase the property at a foreclosure sale or at a price sufficient to satisfy the obligations of the related mortgage loan. Foreclosure laws in various states may cause a protracted foreclosure process. In addition, the condition of a property may deteriorate during the period of foreclosure proceedings. Certain borrowers on underlying mortgage loans may become subject to bankruptcy proceedings, in which case the amount and timing of amounts due may be materially adversely affected. Even assuming that the underlying property provides adequate security for the mortgage loan, substantial delays could be encountered in connection with the liquidation of a defaulted mortgage loan and a corresponding delay in the receipt and reinvestment of principal and interest payments could occur.

  Adverse Real Estate Market Conditions May Affect Value of Collateral. The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by declining property values. Any material decline in property values reduces the ability of borrowers to use equity in the property to support borrowings and increases the loan-to-value ratios of mortgage loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. In addition, delinquencies, foreclosures and losses generally increase during economic slowdowns and recessions.

  Non-agency, Home Equity and Other Mortgage Loans May Have Higher Delinquency and Foreclosure Rates. Credit risks associated with non-agency, home equity and other mortgage loans may be greater than those associated with Agency mortgage loans. In originating such non-agency loans, the Company generally places an emphasis on credit scores obtained from three major credit bureaus to evaluate the credit quality of the borrowers. Such non-agency loans may differ from Agency loans with respect to loan-to-value ratios, the credit and income history of the borrowers, the documentation required for approval of the borrowers, the types of properties securing the mortgage loans, mortgage loan sizes and the borrowers' occupancy status with respect to the mortgaged property. As a result of these and other factors, the interest rates charged on the non-agency categories of mortgage loans are often higher than those charged for Agency mortgage loans. The combination of different underwriting criteria and higher rates of interest may lead to higher delinquency rates and/or credit losses for these categories of mortgage loans as compared to Agency mortgage loans. Further, to the extent the Company develops mortgage loan products for lower credit quality borrowers, there may be a higher risk of delinquency and foreclosure than with mortgage loans made to high credit quality borrowers. Any failure by the Company to adequately address the higher delinquency and foreclosure rates could have a material adverse effect on the Company.

  Lack of Geographic Diversification. During the nine months ended September 30, 1997 and the year ended December 31, 1996, 74% and 77%, respectively, of the Company's mortgage loan originations (as measured by principal balances) were secured by property located in California. To the extent that properties underlying such mortgage loans are located in the same geographic region, such mortgage loans may be subject to a greater risk of delinquency or default in the event of adverse economic, political or business developments and natural hazard risks that may affect such region. If the region's real estate market should experience an overall decline in property values, the rates of delinquency, foreclosure, bankruptcy and loss on the mortgage loans may be expected to increase substantially, as compared to such rates in a stable or improving real estate market.

  Potential Environmental Liabilities. Certain properties securing mortgage loans may be contaminated by hazardous substances. As a result, the value of the property may be diminished. In the event that the Company is forced to foreclose on a defaulted mortgage loan on that property, the Company may be subject to environmental liabilities regardless of whether the Company was responsible for the contamination. While the Company intends to exercise due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants or sources thereof (as defined by state and federal laws and regulations) may be discovered on properties during the Company's ownership or after a sale thereof to a third party. If such hazardous substances are discovered on a property, the Company may be required to remove those substances or sources and clean up the property at substantial expense. The Company may also be liable to tenants and users of neighboring properties. In addition, the Company may find it difficult or impossible to sell the property prior to or following any such clean-up.

QUARTERLY FLUCTUATIONS IN EARNINGS

  The Company's revenues and net earnings have fluctuated in the past and are expected to fluctuate in the future as a result of a number of factors, including the size and timing of securitizations and whole loan sales, expansion costs incurred by the Company and the volume of mortgage loan originations and purchases. If the Company were unable to securitize profitably a sufficient number of its mortgage loans in a particular quarter, or were unable to complete a sufficient number of whole loan sales, then the Company's revenues for such quarter would decline, which could result in lower earnings or a loss reported for such quarter and have a material adverse effect on the Company's results of operations, financial condition and business prospects.

INABILITY TO SUSTAIN AND MANAGE GROWTH

  Although the Company has experienced rapid and substantial growth in mortgage loan originations and total revenues in recent years, there can be no assurance that the Company can sustain these rates of growth or that it will be able to create an infrastructure or recruit and retain sufficient personnel to keep pace with a prolonged period of growth. The inability of the Company to sustain or keep pace with its rate of growth would have a material adverse effect on the Company's results of operations, financial condition and business prospects. Additionally, in light of such growth, the historical financial performance of the Company may be of limited relevance in predicting future performance.

GENERAL ECONOMIC AND FINANCIAL CONDITIONS MAY AFFECT RESULTS OF OPERATIONS

  The Company's results of operation will depend on, among other things, the level of net interest income generated by the Company's mortgage loans, the market value of such mortgage loans and the supply of and demand for such mortgage loans. Prepayment rates, interest rates, borrowing costs and credit losses depend upon the nature and terms of the mortgage loans, the geographic location of the properties securing the mortgage loans, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty.

LEGISLATION AND REGULATION

  The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and will be subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Regulated matters include, without limitation, mortgage loan origination marketing efforts, credit application and underwriting activities, maximum finance and other charges, disclosure to customers, certain rights of rescission on mortgage loans, closing and servicing mortgage loans, collection and foreclosure procedures, qualification and licensing requirements for doing business in various jurisdictions and other trade practices. Mortgage loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. Activities as a lender are also subject to various federal laws. The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder, as both are amended from time to time, contain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of mortgage loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three-day right to cancel certain credit transactions. TILA also imposes disclosure, underwriting and documentation requirements on mortgage loans, known as "Section 32 loans," with (i) total points and fees upon origination in excess of 8% of the mortgage loan amount or (ii) an annual percentage rate 10% higher than comparably maturing U.S. treasury securities. The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on the basis of race, color, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from mortgage loan applicants. It also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for a mortgage loan increases as a result of information obtained from a consumer credit agency, the Fair Credit Reporting Act of 1970, as amended, requires the lender to supply the applicant with a name and address of the reporting agency. The Company is also subject to the Real Estate Settlement Procedures Act ("RESPA") and the Debt Collection Practices Act and will be required to file an annual report with the Department of Housing and Urban Development ("HUD") pursuant to the Home Mortgage Disclosure Act ("HMDA"). The Company is also subject to the rules and regulations of, and examinations by, HUD, Fannie Mae, Freddie Mac and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted or that existing laws and regulations will not be interpreted in a more restrictive manner, which would make compliance more difficult and more expensive for the Company.

  The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which the Company is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to the Company's compliance with the applicable laws and regulations. The Company may also be subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations.

ELIMINATION OF CERTAIN LENDER PAYMENTS TO BROKERS

  Class-action lawsuits have been filed against a number of mortgage lenders alleging that such lenders have violated RESPA by making certain payments to independent mortgage brokers. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers and allege that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA, and are therefore illegal. Several federal district courts construing RESPA in these cases have reached conflicting results. On January 9, 1998, in the only appellate decision addressing the issue to date, the United States Court of Appeals for the Eleventh Circuit ruled in Culpepper v. Inland Mortgage Corporation that the payment by the lender to the broker in that case constituted a prohibited referral fee under RESPA. The case was remanded to the district court for further proceedings.

  If the pending cases on lender payments to brokers are ultimately resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs currently utilize such payments. Future regulatory interpretations or judicial decisions may require the Company to change its broker compensation programs or subject it to material monetary judgments or other penalties. Any such changes or penalties may have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Risk Factors--Legislation and Regulation."

DEPENDENCE UPON KEY PERSONNEL FOR SUCCESSFUL OPERATIONS

  The Company's operations will depend heavily upon the contributions of Mr. Peter T. Paul and the Company's other executive officers, Becky S. Poisson, Gilbert J. MacQuarrie and Steven M. Abreu, each of whom would be difficult to replace. The loss of any of these individuals or of other key personnel could have a material adverse effect upon the Company's business and results of operations. See "Management--Directors and Officers."

FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF THE BOARD OF DIRECTORS

  The Company has established the operating policies and strategies set forth in this Prospectus as the operating policies and strategies of the Company. However, these policies and strategies may be modified or waived by the Board of Directors without stockholder approval. The ultimate effect of these changes may be positive or negative.

POSSIBLE LIABILITY UNDER THE TAX INDEMNIFICATION AGREEMENT

  The Company and the Existing Shareholders have entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, any reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Shareholders (up to an agreed maximum amount described below) against any increase in the Existing Shareholder's income tax liability (including interest and penalties and related costs and expenses) with respect to such tax year to the extent such increase results in a related decrease in the income tax liability of the Company (whether with respect to the year of the adjustment or over future years). Additionally, the Existing Shareholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon the termination of the S corporation status. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. In no event, however, will the Company be obligated to make indemnification payments under the Tax Agreement if such payments, together with the aggregate of prior payments, would exceed the amount of the deferred tax liability which may be recorded by the Company on the balance sheet of the Company at the time of the termination of the Company's S corporation status ($20.3 million at December 31,

1997). The Tax Agreement is not binding on the Internal Revenue Service and any payment made by the Company to the Existing Shareholders as aforesaid may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Any payment obligation of the Company under the Tax Agreement on the part of the Company, or the amount thereof, is uncertain at this time; however, any such payment may be material if an indemnification payment obligation arises. See "Termination of S Corporation Status."

ABSENCE OF ACTIVE PUBLIC TRADING MARKET

  There is currently no trading market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained. The initial public offering price of the Common Stock offered hereby was determined by negotiations among the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the closing of the Offering. See "Underwriting." Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price.

POSSIBLE VOLATILITY OF STOCK PRICE

  In the event an active trading market for the Common Stock does develop, the market price of the Common Stock may experience fluctuations unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the mortgage finance industry such as interest rate movements and credit quality trends.

SECURITIES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE MARKET PRICE OF COMMON STOCK

  Following the closing of the Offering (and assuming that the Underwriters' over-allotment option is not exercised), there will be outstanding 18,500,000 shares of Common Stock, of which (i) 8,000,000 shares of Common Stock are being offered hereby and (ii) 10,500,000 shares of Common Stock are held by current shareholders and subject to a 180-day "lock-up" period following the closing of the Offering. See "Underwriting." The shares of Common Stock not being offered in the Offering are "restricted securities" within the meaning of Rule 144 ("Rule 144") under the Securities Act. Such restricted securities will be available for resale pursuant to Rule 144 following a holding period ending one year from the date of issuance, (subject to the volume and other limitations imposed by Rule 144) and, unless held by affiliates of the Company will become unrestricted two years from the date of issuance. In addition, upon termination or waiver of the lock-up period, such restricted securities may be sold at any time through an effective registration statement. Future sales of restricted securities could have an adverse effect on the market price of the Common Stock. The holders of the currently restricted shares of Common Stock have certain registration rights with respect to such shares of Common Stock. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

  As of September 30, 1997, options to purchase 518,000 shares of Common Stock were outstanding under the Company's Stock Option Plan, which will vest on various dates extending through 2001. The Company will file a Form S-8 registration statement within 90 days following the closing of the Offering to permit shares issued pursuant to the options to be sold.

POTENTIAL ISSUANCE OF PREFERRED STOCK

  The Company's Articles of Incorporation authorize the Board of Directors to issue shares of Preferred Stock designated in one or more classes or series. The Preferred Stock may be issued from time to time with such designations, rights and preferences as shall be determined by the Board of Directors. Preferred Stock would be available for possible future financing of, or acquisitions by, the Company and for general corporate purposes without any legal requirement that further stockholder authorization for issuance be obtained. The issuance of Preferred Stock could have the effect of making an attempt to gain control of the Company more difficult by means of a merger, tender offer, proxy contest or otherwise. The Preferred Stock, if issued, may have a preference on dividend payments which could affect the ability of the Company to make dividend distributions to the holders of Common Stock. As of the date of this Prospectus, no shares of Preferred Stock have been issued and the Company does not intend to issue any Preferred Stock prior to the closing of the Offering.

                      TERMINATION OF S CORPORATION STATUS

  From inception of operations, the Company has elected to be treated for federal income tax purposes as an S corporation under Subchapter S of the Code, and as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, the Company's historical earnings have been taxed directly to the Company's shareholders, at their individual federal and state income tax rates, rather than to the Company (except for certain state taxes). Upon the issuance of shares of Common Stock on the closing of the Offering, the Company's S corporation status will be terminated and the Company will become fully subject to federal and state income taxes. At that time, the Company will record a deferred tax liability on its balance sheet, the amount of which will depend upon timing differences between tax and book accounting relating principally to recognition of gains on sales of mortgage loans. If the S corporation status had been terminated as of December 31, 1997, the amount of the deferred tax liability recognized would have been approximately $20.3 million. See "Capitalization."

  Since inception, the Company has made distributions to its shareholders of a portion of the Company's income to permit the shareholders to pay their taxes on such income. The aggregate amount of distributions to shareholders, however, has been less than the aggregate amount of taxable income of the Company during this period. The amount of this previously earned and undistributed taxable income (including estimated taxable income up to the closing of the Offering, with provision for adjustment based on final numbers) (the "Shareholders Distribution Amount") will be distributed to the Existing Shareholders out of the net proceeds of the Offering promptly following the closing of the Offering. The Shareholders Distribution Amount as of December 31, 1997 would have been approximately $15.1 million.

  The Company and the Existing Shareholders have entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, any reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne either by the Company or the Existing Shareholders to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, each party will indemnify the other against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses) with respect to such tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party (whether with respect to the year of the adjustment or over future years). However, the Tax Agreement specifically provides that the Existing Shareholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon termination of the S corporation status. The Company will also indemnify the Existing Shareholders for all taxes imposed upon them as the result of an indemnification payment under the Tax Agreement. In no event, however, will the Company be obligated to make indemnification payments under the Tax Agreement if such payments, together with the aggregate of prior payments, would exceed the amount of the deferred tax liability which may be recorded by the Company on the balance sheet of the Company at the time of the termination of the Company's S corporation status. Any payment made by the Company to the Existing Shareholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Shareholders or the Company will have funds available to make any payments which may become due under the Tax Agreement. A copy of the Tax Agreement has been filed by the Company as an exhibit to the Registration Statement of which this Prospectus is a part. See "Risk Factors--Possible Liability Under the Tax Indemnification Agreement."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,500,000 shares of Common Stock offered by the Company hereby are estimated to be $49,420,000 after deducting the Underwriting Discounts and estimated offering expenses ($62,812,000 if the Underwriters' over-allotment option granted by the Company is exercised in full), at the initial public offering price of $12.00 per share of Common Stock. No proceeds will be realized by the Company from the sale of shares of Common Stock by the Selling Shareholders.

  The Company will first use a portion of the net proceeds of the Offering to pay the Shareholders Distribution Amount ($15.1 million calculated as of December 31, 1997). The Company will next use the net proceeds to pay in full the outstanding principal and interest on the stockholder notes beneficially owned by Peter T. Paul and Jessica M. Paul. As of December 31, 1997, the amount outstanding under the stockholder notes was $9.7 million plus accrued interest to date of payment. The stockholder notes bear interest at a variable rate equal to the one-year LIBOR plus 5%. Any remaining net proceeds (and the net proceeds from any exercise of the Underwriters' overallotment option to purchase up to another 1,200,000 shares of Common Stock) will be used as follows: 50% to support increased mortgage loan origination capacity (including through geographic expansion), 45% to support securitization transactions and 5% for general corporate purposes.

  Pending their ultimate application, the net proceeds from the Offering will be used temporarily to pay down outstanding balances under the Company's warehouse credit facilities or to invest in short-term, investment-grade, interest-bearing securities and deposit accounts.

                                DIVIDEND POLICY

  The Company expects that it will retain all available earnings generated by its operations for the development and growth of its business and does not anticipate paying any cash dividends in the foreseeable future. The payment of dividends by the Company is restricted under the terms of its Warehouse Facility and other credit agreements. For a brief description of such restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 10 to the Consolidated Financial Statements. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Company and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company and such other factors as the Board of Directors may deem relevant.

                                CAPITALIZATION

  The following table sets forth, as of September 30, 1997, (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the company as adjusted to give effect to the conversion of the Company from an S corporation and the recognition of the Shareholders Distribution Amount and creation of a deferred tax liability, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the conversion of the Company from an S corporation and to the sale of the 4,500,000 shares of Common Stock offered by the Company hereby at the initial offering price of $12.00 per share and the application of the estimated net proceeds therefrom to pay the Shareholders Distribution Amount and the stockholder notes. This table should be read in conjunction with the Company's financial statements and the notes thereto. See "Termination of S Corporation Status" and "Use of Proceeds."

                                                   SEPTEMBER 30, 1997
                                         --------------------------------------
                                                AS ADJUSTED FOR
                                                TERMINATION OF  AS ADJUSTED FOR
                                         ACTUAL  S CORPORATION     OFFERING
                                         ------ --------------- ---------------
                                                 (DOLLARS IN MILLIONS)
  Debt:
    Notes payable ...................... $254.7     $254.7          $254.7
    Notes payable to stockholders.......    9.7        9.7             --
    Distributions Payable...............    --        18.8             --
    Deferred tax liability..............    --        18.7            18.7
                                         ------     ------          ------
      Total debt........................  264.4      301.9           273.4
  Stockholders' equity:
    Common Stock; 14,700,000 shares au-
     thorized and 50,000,000 shares au-
     thorized as adjusted; 14,000,000
     issued and outstanding and
     18,500,000 issued and outstanding
     as adjusted(1)(2)..................    --        28.6            78.0
    Retained earnings(2)................   66.1        --              --
                                         ------     ------          ------
      Total stockholders' equity........   66.1       28.6            78.0
                                         ------     ------          ------
        Total capitalization............ $330.5     $330.5          $351.4
                                         ======     ======          ======

--------
(1) Excludes 518,000 shares of Common Stock subject to options. See "Management--Stock Option Plan."
(2) Gives pro forma effect to (i) a distribution to the Existing Shareholders of the Shareholders Distribution Amount in the aggregate amount of $18.8 million (calculated as of September 30, 1997), (ii) the creation of a deferred tax liability in the amount of $18.7 million (calculated as of September 30, 1997) arising in connection with the Company's termination of S corporation status, and (iii) a 14,000-for-1 stock split effected immediately prior to the Offering. See "Termination of S Corporation Status," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

                                   DILUTION

  The net tangible book value of the Common Stock as of September 30, 1997 was $66.1 million, or $4.72 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share of Common Stock represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after the closing of the Offering. After
(i) giving effect to the sale of 4,500,000 shares of Common Stock offered hereby by the Company at the initial public offering price of $12.00 per share, (ii) deducting the Underwriting Discount and estimated offering expenses payable by the Company, (iii) giving effect to the S corporation distribution to the Existing Shareholders of an aggregate of $18.8 million (calculated as of September 30, 1997) in payment of the Shareholders Distribution Amount, and (iv) the creation of a deferred tax liability in the amount of $18.7 million (calculated as of September 30, 1997) arising in connection with the Company's termination of its S corporation status, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $78.0 million or $4.22 per share of Common Stock. This represents an immediate decrease in pro forma net tangible book value per share to the Existing Shareholders of $0.50 and an immediate dilution of $7.78 to new public investors purchasing Common Stock in the Offering, as illustrated in the following table:

   Initial public offering price per share.....................          $12.00
   Net tangible book value per share at September 30, 1997.....  $ 4.72
     Decrease attributable to payment of Shareholders Distribu-
      tion Amount..............................................  $(1.34)
     Decrease due to deferred tax liability....................  $(1.34)
     Increase in tangible book value per share attributable to
      new public investors.....................................  $ 2.18
                                                                 ======
   Pro forma net tangible book value per share after the
    Offering...................................................          $ 4.22
                                                                         ======
   Dilution per share to new public investors..................          $ 7.78
                                                                         ======

  The following table sets forth on a pro forma basis as of September 30, 1997 the difference between Existing Shareholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share of Common
Stock:

                          SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE PRICE
                         ------------------ -------------------    PER SHARE
                           NUMBER   PERCENT   AMOUNT    PERCENT OF COMMON STOCK
                         ---------- ------- ----------- ------- ---------------
Existing
 shareholders(1)........ 14,000,000   75.7% $28,600,000   34.6%     $ 2.04
New public investors....  4,500,000   24.3  $54,000,000   65.4      $12.00
                         ----------  -----  -----------  -----      ------
  Total................. 18,500,000  100.0% $82,600,000  100.0%     $ 4.46
                         ==========  =====  ===========  =====      ======

--------
(1) The sale of shares by the Selling Shareholders in the Offering will reduce the number of shares held by Existing Shareholders to 10,500,000 shares, or 56.8% of the total shares of Common Stock outstanding, and will increase the number of shares held by new investors to 8,000,000, or 43.2% of the total shares of Common Stock outstanding after the Offering.

  The information and tables above exclude the effect of (i) 518,000 shares of Common Stock subject to options and (ii) options to purchase up to an additional 182,000 shares of Common Stock available for issuance under the Stock Option Plan. The calculations also assume no exercise of the Underwriters' overallotment option. See "Management--Stock Option Plan," "Description of Capital Stock" and "Underwriting."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data for the years ended December 31, 1992 through 1996 are derived from the Company's audited financial statements. The selected financial data for the nine months ended September 30, 1996 and September 30, 1997 are unaudited and, in the opinion of the management of the Company, include all adjustments, consisting of normal accruals, necessary for a fair presentation. The results of operations for the nine-month period ended September 30, 1997 are not necessarily indicative of the results expected to be achieved during the entire year. The data set forth below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                          SEPTEMBER 30,
                          ----------------------------------------------------------  ----------------------
                             1992        1993        1994        1995        1996        1996        1997
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
 Net gain on sales of
  mortgage loans........  $    5,061  $   26,163  $    6,131  $   12,307  $   25,599  $   10,816  $   45,010
 Loan administration in-
  come..................       6,036       8,027      14,737      13,427      11,120       8,281       7,196
 Gain from sale of mort-
  gage servicing
  rights................      10,848      11,438       7,449       8,836      11,083      11,041       9,375
 Production income......       8,788      14,107       6,044       3,832       5,830       4,442       6,223
 Net interest income....         206       1,797       2,709       1,814       5,624       3,496       8,826
 Net unrealized gain in
  valuation of retained
  interests in
  securitizations.......         --          --          --          --          --          --          668
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total revenues.........      30,939      61,532      37,070      40,216      59,256      38,076      77,298
Operating Expenses:
 Personnel..............      16,604      20,363      19,610      15,515      20,545      14,670      20,799
 General and administra-
  tive..................       6,730      11,220      10,584      10,900      13,458       8,659      10,978
 Depreciation and amor-
  tization..............         704       1,373       2,965       3,484       2,919       2,245       1,983
 Amortization and im-
  pairment of OMSR......         --          --          --          958       2,093         635       3,600
 Occupancy and rents....         897       3,341       2,591       2,136       1,941       1,436       1,659
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total operating ex-
  penses................      24,935      36,297      35,750      32,993      40,956      27,645      39,019
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Income before taxes....       6,004      25,235       1,320       7,223      18,300      10,431      38,279
 Net income.............  $    5,862  $   24,667  $    1,270  $    6,971  $   17,660  $   10,016  $   36,936
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Pro Forma Information:
 Income before taxes....  $    6,004  $   25,235  $    1,320  $    7,223  $   18,300  $   10,431  $   38,279
 Pro forma income tax-
  es(1).................       2,462      10,599         541       3,034       7,686       4,381      16,077
 Pro forma net in-
  come(1)...............       3,542      14,636         779       4,189      10,614       6,050      22,202
 Pro forma net income
  per share(1)(2).......                                                  $     0.67              $     1.40
 Pro forma weighted av-
  erage number of shares
  outstanding(1)(2).....                                                      15,909                  15,909
 Supplemental pro forma
  net income per
  share(1)(2)(3)........                                                  $     0.66              $     1.35
 Supplemental pro forma
  weighted average num-
  ber of shares out-
  standing(1)(2)(3).....                                                      16,267                  16,768
OPERATING DATA:
Loan Origination Volume
 (in thousands):
 Agency.................  $1,737,357  $2,317,692  $  643,770  $  562,778  $  885,050  $  734,114  $  475,473
 Non-agency.............   1,233,585   2,310,237   1,736,830     695,253   1,137,572     747,922   1,625,080
 Home equity loans......       4,976         970      12,110      72,580     234,308     141,467     400,782
 Other..................         --          --       17,690      24,993      26,910      20,346      25,825
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total..................  $2,975,918  $4,628,899  $2,410,400  $1,355,604  $2,283,840  $1,643,849  $2,527,160
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Loan Origination Volume
 (in units):
 Agency.................      12,637      17,432       4,978       4,546       7,093       5,852       3,815
 Non-agency.............       4,690       8,608       8,212       4,380       6,068       3,994       8,759
 Home equity loans......          86          17         262       1,767       5,482       3,443       8,359
 Other..................         --          --          137         214         250         174         221
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Total..................      17,413      26,057      13,589      10,907      18,893      13,463      21,154
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Loan Servicing Portfolio
 (at end of period)(3)..  $2,956,000  $4,283,168  $4,779,411  $4,149,305  $4,386,814  $3,971,822  $4,003,079
 Weighted average inter-
  est rate..............        7.99%       6.94%       7.10%       7.80%       8.10%       7.95%       8.34%
 Weighted average matu-
  rity (months).........         317         301         299         284         278         272         265
 Weighted average serv-
  ice fee rate..........        0.27%       0.26%       0.31%       0.29%       0.29%       0.29%       0.28%
 Total delinquencies in-
  cluding foreclo-
  sures(4)..............        3.12%       1.73%       1.81%       1.96%       2.10%       1.87%       1.48%
 Average mortgage loan
  size..................  $      148  $      162  $      164  $      152  $      128  $      133  $      108

                                                                         NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                         ------------------------------------------ ----------------------------
                                                                                       PRO FORMA
                          1992     1993    1994     1995     1996     1996      1997    1997(7)
                         ------- -------- ------- -------- -------- --------- -------- ---------
                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA (AT
 END OF PERIOD):
Retained interests in
 securitizations........ $   --  $    --  $   768 $    585 $ 15,128 $   5,263 $ 32,670  $32,670
Mortgage loans held for
 sale, pledged..........     --   321,536  74,623   97,088  238,172   218,559  262,296  262,296
Originated mortgage
 servicing rights,
 net(6).................     --       --      --     7,083   20,276    16,453   25,209   25,209
Total assets............  12,550  349,198  98,730  147,432  288,990   256,654  349,998  349,998
Warehouse and other
 operating debt.........     --   307,566  76,278   91,234  241,343   220,015  254,712  254,712
Notes payable to
 stockholders...........     --       --      --       --     9,670     9,670    9,670    9,670
Total liabilities.......   5,315  322,297  79,827  121,558  259,846   235,153  283,918  321,449
Total stockholders'
 equity.................   7,235   26,901  18,904   25,874   29,144    21,501   66,080   28,549

--------
(1) Prior to the closing of the Offering, the Company will be treated as an S corporation for federal and state income tax purposes. See "Termination of S Corporation Status." The pro forma presentation reflects the provision for income taxes as if the Company had always been fully subject to federal and state taxes as a C corporation at the tax rates effective for the periods presented (41% for 1992 and 1994; 42% for 1993 and 1995 through 1997).
(2) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. The pro forma weighted average number of shares also includes the effect of the assumed issuance of 1,566,667 shares of Common Stock to generate sufficient cash to pay the Shareholders Distribution Amount of $18.8 million at September 30, 1997. The issuance of Common Stock was based on the $12.00 Offering price. Historical earnings per share is not presented because it is not indicative of the ongoing entity.
(3) Supplemental pro forma net income per share reflects further adjustment for the effect of the add back, net of tax, of interest expense recorded since July 1996, the inception of the notes, to be repaid from the proceeds of the Offering. In that calculation, weighted average shares outstanding include the effect of the assumed issuance of 858,334 shares of Common Stock in July 1996 to retire the notes payable to stockholders and related accrued and unpaid interest ($10.3 million at September 30, 1997).
(4) The Company's mortgage loan servicing portfolio for the years 1992 and 1993 was subserviced for the Company by another servicing entity. See "Certain Management Transactions and Business Relationships--History of Arrangements with FCMC."
(5) Represents the mortgage loan balances past due 30 days or more (including those in foreclosure) as a percentage of the total mortgage loan servicing portfolio.
(6) At September 30, 1997, the Company's mortgage loan servicing portfolio totaled $4.0 billion of mortgage loans, including $1.7 billion for which no capitalized balance sheet value has been recorded.
(7) Gives effect to the following which will reduce stockholders' equity upon closing of the Offering (i) a distribution to the Existing Shareholders of the Shareholders Distribution Amount in the aggregate amount of $18.8 million (calculated as of September 30, 1997), and (ii) the creation of a deferred tax liability in the amount of $18.7 million (calculated as of September 30, 1997) arising in connection with the Company's termination of S corporation status. Does not give effect to use of proceeds from the Offering. See "Termination of S Corporation Status," "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is primarily engaged in the origination, purchase, sale, securitization and servicing of mortgage loans secured by one- to four-family residential units. The Company's total income represents revenues derived from net gain from sales of mortgage loans, loan administration income, gain from sales of mortgage servicing rights, production income, net interest income and net unrealized gains in valuation of retained interests in securitizations. The net gain from sales of mortgage loans consists of two components: (i) gain on sale of mortgage loans sold through securitizations, which is recognized based on the sum of the selling price of the portion sold and the value of the portion retained less the carrying value of the mortgage loans sold; and (ii) net gain on mortgage loans sold through whole loan transactions, which is recognized based upon the difference between the selling price and the carrying value of the mortgage loans sold. If a whole loan is sold servicing released, the servicing release premium is included in the net gain on the sale of the mortgage loan. Loan administration income includes fees earned as servicer for mortgage loans owned by investors, net of fees paid to the subservicer. The Company recognizes gain on the sale of mortgage servicing rights which are sold separately from the mortgage loans, based upon the difference between the selling price, net of selling expenses, and the carrying value of the mortgage loan servicing rights. Production income includes fees paid to the Company by borrowers for the preparation, documentation and underwriting of mortgage loans. Net interest income consists of the net spread between interest received by the Company on its mortgage loans held for sale and interest paid by the Company under its credit facilities. It also includes interest earned on retained interests in securitizations net of interest expenses for the related investment financing.

  Prior to July 1, 1993, the Company's originated mortgage loans were arranged through its Mortgage Sources and funded by, and in the name of, First California Mortgage Company ("FCMC"), a related party of the Company. On July 1, 1993, the Company began originating mortgage loans in its own name as an authorized seller/servicer with FCMC acting as subservicer for the Company with respect to newly originated mortgage loans. By February 1994, the Company's Servicing Center became operational, and all of the servicing functions were transferred from FCMC to the Servicing Center by June 30, 1994. See "Certain Management Transactions and Business Relationships--History of Arrangement with FCMC."

  As of the date of this Prospectus, the Company had ten wholesale branches and a network of approximately 5,060 mortgage brokers. In addition, the Company initiated its correspondent and retail lending divisions in 1994 to access new mortgage loan origination markets. These strategies were designed to expand and diversify the Company's mortgage loan origination network and decrease the Company's reliance on the California real estate market.

  The Company has experienced significant growth in the last few years, particularly since April 1, 1995. Management believes that this growth is primarily attributable to (i) its changing mortgage loan product mix, (ii) the Company's geographic expansion, (iii) the Company's further penetration into its established markets, and (iv) the Company's increased access to additional funding sources which has enabled the Company to accumulate larger pools of mortgage loans for sales through securitizations.

  In connection with its growth, the Company has continued to focus its resources on developing mortgage loan production from borrowers, brokers and correspondents by designing mortgage loan products to meet the evolving needs of these customers. Any future growth will be limited by, among other things, the Company's need for continued funding sources, access to capital markets, sensitivity to economic slowdowns, ability to attract and retain qualified personnel, fluctuations in interest rates and competition from other mortgage lenders and from new market entrants. See "Business--Competition."

  The Company's primary source of mortgage loan servicing rights is from mortgage loans originated or acquired and sold by the Company. Of the Company's $4.0 billion of mortgage loans serviced at September 30, 1997, $3.5 billion were serviced for others and $0.5 billion were mortgage loans held for sale by the Company.

Of the mortgage loans serviced for others, approximately $1.5 billion were mortgage loans serviced for Fannie Mae or Freddie Mac, $1.7 billion were mortgage loans included in securities created by the Company, and $0.4 billion were mortgage loans serviced for private investors. Of the total mortgage loans serviced for others (excluding mortgage loans held for sale or investment) at September 30, 1997, December 31, 1996 and 1995, respectively, 1.2%, 1.5% and 1.4% were 30 days or more delinquent. As of September 30, 1997 and December 31, 1996 and 1995, the Company had not purchased mortgage loan servicing rights and, while from time to time it may consider purchasing mortgage loan servicing rights, the Company has no immediate plans to do so.

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES

  On the closing of the Offering, the Company's status as an S corporation will terminate. In connection with the termination of the Company's S corporation status, the Company will distribute the Shareholders Distribution Amount. The Shareholders Distribution Amount would have been $18.8 million calculated as of September 30, 1997. See "Use of Proceeds" and "Termination of S Corporation Status."

  As an S corporation, the Company's income, whether or not distributed, was taxed at the shareholder level for federal and state tax purposes. Upon termination of its S corporation status, the Company will be fully subject to federal and state income taxes and will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting relating principally to recognition of gains on sale of mortgage loans. If the S corporation status had been terminated as of September 30, 1997, the amount of the deferred tax liability recognized would have been approximately $18.7 million. The pro forma provision for income taxes in the selected consolidated financial data shows results as if the Company had always been fully subject to federal and state taxes at the tax rates effective for the periods presented.

RESULTS OF OPERATION

Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

  Summary. The financial results for the nine months ended September 30, 1997 reflect not only the growth in the Company's mortgage loan originations, but also its ability to successfully securitize and market the mortgage loans in the capital markets. Refinancing activity accounted for approximately 54% of the mortgage loans originated by the Company during the nine months ended September 30, 1997, compared to 56% during the same period in 1996.

  Net income for the nine months ended September 30, 1997 increased $26.9 million, or 269% to $36.9 million compared to $10.0 million for the same period in the prior year. The percentage increase in net income was higher than the percentage increase in revenue due to a relatively lower increase in operating expenses for the first nine months of 1997 from the first nine months of 1996.

  Revenue. Revenue for the nine months ended September 30, 1997 increased $39.2 million, or 103% to $77.3 million as compared to $38.1 million for the same period of 1996.

  Net gain from sales of mortgage loans increased $34.2 million, or 317%, to $45.0 million for the nine months ended September 30, 1997 compared to $10.8 million for the same period of the previous year. The increase was the result of increased mortgage loan originations and purchases as well as the corresponding increase in mortgage loans sold through securitizations and on a whole loan basis. During the nine months ended September 30, 1997, mortgage loan originations increased $883.4 million, or 54%, to $2,527.2 million compared to $1,643.8 million in the comparable period in 1996. Mortgage loans either sold or securitized during the nine months ended September 30, 1997 increased $974.4 million, or 65%, to $2,473.8 million from $1,499.4 million during the comparable period in 1996, with a weighted average net gain on sale as a percentage of mortgage loans sold or securitized of 1.8% and 0.7%, respectively. The increase in net gain on sale percentage is primarily due to the Company's ability to obtain improved pricing by securitizing pools of mortgage loans. Additionally, the Company completed a HELOC securitization during the nine months ended September 30, 1997, which has improved pricing over the non-agency securitizations. The Company retains 100% of the servicing rights on mortgage loans it sells through securitizations. See Note 2(b) to the Consolidated Financial Statements.

  Loan administration income decreased $1.1 million, or 13%, to $7.2 million for the nine months ended September 30, 1997 from $8.3 million for the nine months ended September 30, 1996. The decrease was due primarily to a 5% decrease in the average monthly balance outstanding in the mortgage loan servicing portfolio from $3.9 billion to $3.7 billion. The decrease in the average mortgage loan servicing portfolio is primarily due to the timing of bulk mortgage loan servicing sales which occurred at the beginning of the nine months ended September 30, 1997, in contrast to the middle of the nine months ended September 30, 1996. Even though the average mortgage loan servicing portfolio decreased, the outstanding mortgage loan servicing portfolio remained at $4.0 billion at September 30, 1997 from September 30, 1996.

  The Company sold mortgage servicing rights relating to $1.8 billion and $1.0 billion of mortgage loan principal balances during the nine months ended September 30, 1997 and September 30, 1996, respectively, resulting in a pre-tax gain of $9.4 million and $11.0 million, respectively. These gains represent a 52 basis point and 110 basis point gain based on the outstanding principal balance of the underlying mortgage loans for the nine months ended September 30, 1997 and 1996, respectively. The decrease in gain is due to a lower book value related to the mortgage servicing rights sold in the prior period, as well as a decrease in the price of the sale to 1.11% for the nine months ended September 30, 1997 from 1.23% for the nine months ended September 30, 1996. In general, the decision to sell, buy or retain mortgage servicing rights is based upon the market for and value of mortgage servicing rights, the Company's current financial needs and objectives, including, among other things, its cash and/or capital requirements and its debt-to-equity and other financial ratios. The Company's ability to sell its mortgage servicing rights under its various mortgage loan servicing agreements with investors is generally subject to the consent of the investors. In addition, under the mortgage loan servicing provisions governing the Company's securitizations, the successor servicer is subject to prior approval of the rating agencies rating the subject securities. See "Risk Factors--Sale of Mortgage Servicing Rights" and "Use of Proceeds."

  Production income increased $1.8 million, or 41%, to $6.2 million for the nine months ended September 30, 1997, as compared to $4.4 million for the comparable period in 1996. The increase is due primarily to the growth in origination volume.

  Net interest income increased $5.3 million, or 151%, to $8.8 million during the nine months ended September 30, 1997 from $3.5 million during the comparable period in 1996. The increase in net interest income was due to several factors: (i) a higher average balance of mortgage loans held for sale during the nine months ended September 30, 1997 than the comparable period of 1996; (ii) earnings on subordinate certificates retained by the Company relating to securitizations; and (iii) the Company's ability to obtain a wider spread between mortgage coupons and borrowing rates primarily relating to home equity lines of credit. These increases are offset by an additional expense of $0.6 million during the nine months ended September 30, 1997 relating to interest on the stockholders note payable of $9.7 million.

  Net unrealized gain in valuation of retained interests in securitizations was $0.7 million for the nine months ended September 30, 1997. This gain was the result of an increase in the market value of retained interests in securitizations from December 31, 1996 to September 30, 1997.

  Expenses. Operating expenses increased $11.4 million or 41% to $39.0 million during the nine months ended September 30, 1997 from $27.6 million for the same period in 1996. The increase in expense was primarily the result of additional personnel required for the greater volume of mortgage loan originations, higher operating expenses related to the increase in mortgage loan originations and an increase in amortization and impairment of originated mortgage servicing rights relating to the increase in the capitalized asset during the nine months ended September 30, 1997 as compared to the nine months ended September 30, 1996.

  Personnel expense increased $6.1 million or 41% to $20.8 million during the nine months ended September 30, 1997 from $14.7 million for the comparable period in 1996. The increase in personnel expense was due primarily to increased staffing in the Company's mortgage loan originations area. As of September 30, 1997, the Company employed 616 people compared to 476 people at September 30, 1996, a 29% increase.

  General and administrative expenses increased $2.3 million or 26% to $11.0 million during the nine months ended September 30, 1997 from $8.7 million for the comparable period in 1996. The increase in general and administrative expenses is due primarily to expenses incurred in connection with the increase in loan originations, and includes such items as office supplies, telephone, computers and postage.

  Amortization and impairment of originated mortgage loan servicing rights increased $3.0 million or 500% to $3.6 million for the nine months ended September 30, 1997, as compared to $0.6 million for the nine months ended September 30, 1996. The increase in amortization and impairment of originated mortgage loan servicing rights was due to an increase in the related asset.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Summary. The financial results for the year ended December 31, 1996 principally reflect the growth in the Company's mortgage loan originations. The total volume of mortgage loans originated increased $0.9 billion or 64% to $2.3 billion for 1996 compared to $1.4 billion in 1995. This increase reflects both the expansion of the Company's mortgage loan origination network and the market for its specialized mortgage loan products. During 1996, refinancing activity accounted for approximately 56% of the mortgage loans originated by the Company compared to approximately 55% during 1995.

  Net income for the year ended December 31, 1996 increased $10.7 million or 153% to $17.7 million as compared to $7.0 million for the prior year. The percentage increase in net income was higher than the percentage increase in revenue due to a relatively lower increase in operating expenses from 1995 to 1996.

  Revenue. Revenue for the year ended December 31, 1996 increased $19.1 million or 48% to $59.3 million as compared to $40.2 million for the same period in 1995.

  Net gain from sales of mortgage loans increased $13.3 million or 108% to $25.6 million for the year ended December 31, 1996 as compared to $12.3 million for the previous year. The increase was attributable to the following factors: (i) an increase in the volume of mortgage loans sold of $0.8 million or 62% to $2.1 million, as compared to mortgage loans sold of $1.3 million during 1995; and (ii) the Company's ability to obtain improved pricing by securitizing pools of mortgage loans as compared to whole loan sales.

  Loan administration income for the year ended December 31, 1996 decreased $2.3 million or 17% to $11.1 million as compared to $13.4 million for the previous year. The change resulted from a 12% decrease in the average balance outstanding in the mortgage loan servicing portfolio for the year ended December 31, 1996 from the year ended December 31, 1995, and a decrease in the average principal balance per loan during the same period. See "Business-- Mortgage Loan Servicing."

  The Company sold mortgage servicing rights relating to $1.0 billion of mortgage loan balances during 1996, resulting in a pre-tax gain of $11.1 million. The Company sold mortgage loan servicing rights relating to $0.9 billion of mortgage loan principal balances in the previous year, resulting in a pre-tax gain of $8.8 million.

  Production income increased $2.0 million or 53% to $5.8 million for the year ended December 31, 1996 from $3.8 million for the previous year, due to the growth in mortgage loan origination volume.

  Net interest income increased $3.8 million or 211% to $5.6 million for the year ended December 31, 1996 from $1.8 million in the prior year. This increase is primarily attributable to the increase in average mortgage loans outstanding, as well as improved borrowing rates obtained by the Company.

  Expenses. Operating expenses increased $6.9 million or 21% to $39.9 million for the year ended December 31, 1996 from $33.0 million in 1995. This increase resulted from growth in the Company's base operations primarily in personnel, and from costs incurred by the Company for the negotiation and resolution of all prior business activity with affiliates (the "Settlement Agreement"). See "Certain Management Transactions and Business Relationships--Settlement Agreements."

  Personnel expenses increased $5.0 million or 32% to $20.5 million for the year ended December 31, 1996 as compared to $15.5 million in 1995. This increase was attributable to a 27% increase in the number of employees to 512 at December 31, 1996 from 403 at the end of 1995. This increase was primarily necessary to support the growth in the Company's mortgage loan origination sale and servicing businesses.

  General and administrative expense increased $2.6 million or 24% to $13.5 million for 1996, as compared to $10.9 million for 1995. The increase was primarily the result of the increase in mortgage loan originations and costs relating to the Settlement Agreement between the Company and its affiliates, including telephone, legal, computer services and miscellaneous expenses.

  Occupancy expense decreased $0.2 million or 10% to $1.9 million for the year ended December 31, 1996 as compared to $2.1 million for 1995. This decrease is the result of costs incurred during 1995 related to branches which were closed in 1994.

  Depreciation and amortization expense decreased $0.6 million or 17% to $2.9 million for the year ended December 31, 1996 as compared to $3.5 million for the same period in 1995. This decrease resulted from a 21% decrease in property, equipment and leasehold improvements.

 Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994

  Summary. The mortgage industry experienced a significant decline during 1994. The yield of the 30-year treasury bond went from 6.23% at January 3, 1994 to 7.91% at December 31, 1994. This influenced the demand for mortgage loan refinancings, causing a decrease in new loan volume production nationwide.

  During this period of decline, the Company sold Jumbo mortgage loans to conduits at larger profit margins than those obtained by selling to the Agencies. Additionally, because of the Company's position in the niche Jumbo mortgage loan market, it was able to sustain high levels of origination volume for several months after the end of the "refinance boom" of 1993.

  Total revenues increased $3.1 million or 8% to $40.2 million in 1995 from $37.1 million in 1994. During the same period, the Company's total expenses decreased $2.7 million or 8% to $33.0 million in 1995 from $35.7 million in 1994. As a result, the Company's net income increased $5.7 million or 439% to $7.0 million in 1995 from $1.3 million in 1994.

  Revenue. Revenue increased as a result of increases in net gain from sales of mortgage loans and gain from sales of mortgage servicing rights, partially offset by decreases in loan administration income, production income and net interest income.

  Net gain from sales of mortgage loans increased $6.2 million or 102% to $12.3 million for the year ended December 31, 1995 compared to $6.1 million for the year ended December 31, 1994. The increase is due primarily to the adoption of SFAS No. 122 which was issued by the Financial Accounting Standards Board for implementation in 1995. Without the gain recorded by the Company in 1995 in relation to SFAS No. 122 of $8.0 million, net gain from sales of mortgage loans decreased $1.8 million or 30%.

  Loan administration income decreased $1.3 million or 9% to $13.4 million for the year ended December 31, 1995 compared to $14.7 million for the year ended December 31, 1994. This decrease was the result of a decrease in the average servicing portfolio of $537.5 million or 11% to $4,577.0 million for the year ended December 31, 1995 compared to $5,114.5 million for the year ended December 31, 1994.

  Gain from sales of mortgage servicing rights increased $1.4 million or 19% to $8.8 million for the year ended December 31, 1995 from $7.4 million for the year ended December 31, 1994. This increase is the result of an increase in the volume of mortgage loan servicing sold of $205.0 million or 28% to $941.2 million for the year ended December 31, 1995 compared to $736.2 million for the year ended December 31, 1994.

  Production income decreased $2.2 million or 37% to $3.8 million for the year ended December 31, 1995 compared to $6.0 million for the year ended December 31, 1994. This decrease was the result of a decrease in mortgage loan production of $1,054.8 million or 44% to $1,355.6 million for the year ended December 31, 1995 compared to $2,410.4 million for the year ended December 31, 1994.

  Net interest income decreased $895.4 million or 33% to $1,813.9 million for the year ended December 31, 1995 compared to $2,709.3 million for the year ended December 31, 1994. This decrease was the result of a decrease in the average balance of mortgage loans held for sale during the year.

  Expenses. Operating expenses decreased primarily as a result of a decrease in personnel expense, offset by the additional expense of amortization and impairment of originated mortgage servicing rights.

  Personnel expense decreased $4.1 million or 21% to $15.5 million for the year ended December 31, 1995 compared to $19.6 million for 1994. This decrease was due to a decrease in the average number of employees by 94 or 21% to 358 for the year ended December 31, 1995 compared to 452 for the year ended December 31, 1994.

  The Company incurred $1.0 million in amortization and impairment expense relating to originated mortgage servicing rights. This was an additional expense beginning with the year ended December 31, 1995, and was due to the implementation of SFAS No. 122.

FINANCIAL POSITION

 September 30, 1997 Compared to December 31, 1996

  The balance of mortgage loans held for sale is affected by the timing of securitizations and whole loan sales. Mortgage loans held for sale increased $24.1 million or 10% to $262.3 million at September 30, 1997 from $238.2 million at December 31, 1996. The increase in mortgage loans held for sale resulted primarily from mortgage loan originations and purchases of $2,527.2 million during the nine months ended September 30, 1997, partially offset by sales into securities of $1,442.5 million, whole loan sales of $1,031.4 million and unused HELOC credit line capacity of $15.0 million.

  Borrowings under warehouse lines of credit increased $13.4 million or 5.6% to $254.7 million at September 30, 1997 from $241.3 million at December 31, 1996, reflecting the mortgage loan origination, purchase and sale activity described above. The percentage increase in the borrowings under warehouse lines of credit was less than the percentage increase in the mortgage loans held for sale due to a combination of the Company's investment in the mortgage loans held for sale and the practice of investing any available cash in the warehouse lines of credit to reduce interest expense. Additionally, the Company repaid the $12.0 million balance outstanding under the servicing secured line of credit during the nine months ended September 30, 1997.

  Retained interests in securitizations increased $17.6 million or 117% to $32.7 million at September 30, 1997 from $15.1 million at December 31, 1996. The increase is due to four factors: (i) the Company retained subordinate tranches in the five securitizations it effected during the first nine months of 1997 with an estimated market value of $20.6 million; (ii) the transferor interest in the asset-backed securitization effected by the Company in December 1996 increased by $1.9 million in the form of overcollateralization created as a result of the excess cash flows of the security; (iii) the Company recorded an unrealized gain in the aggregate market value of $0.7 million relating to the retained interests it holds; (iv) the Company's reduction in its non-subordinated net interest in the same asset-backed security of $0.9 million; and (v) the sale of certain retained interests with a net book value at sale of $4.7 million.

  Accounts receivable increased $9.0 million or 118% to $16.6 million at September 30, 1997 from $7.6 million at December 31, 1996. The increase resulted primarily from an increase in servicing advances of $2.9 million or 63%, and an increase in accrued interest receivable of $0.7 million or 64%. The increase in servicing advances was due to a decrease in borrowers who made monthly payments in advance, which offset the borrowers with delinquent payments, as well as servicing advances required at the close of the Company's HELOC security during the nine months ended September 30, 1997. The increase in accrued interest receivable was primarily due to the increase in mortgage loans held for sale.

  Accounts payable increased $7.3 million or 166% to $11.7 million at September 30, 1997 from $4.4 million at December 31, 1996. The increase resulted primarily from capital leases entered into by the Company relating to fixed asset purchases of $4.9 million, an increase in interest payable on warehouse lines of $1.6 million, as well as a general increase due to the Company's increased mortgage loan production.

  Originated mortgage servicing rights increased $4.9 million or 24% to $25.2 million at September 30, 1997 from $20.3 million at December 31, 1996. The increase in originated mortgage servicing rights resulted from the sale of mortgage loans with servicing rights retained with a relative fair value of $18.4 million during the nine months ended September 30, 1997, partially offset by amortization and impairment recorded of $3.6 million and capitalized servicing sold with a net book value of $9.8 million.

  Property, equipment and leasehold improvements, net, increased $4.0 million or 133% to $7.0 million at September 30, 1997 from $3.0 million at December 31, 1996. As a result of the Company's ongoing commitment to modern technology, this growth reflects the purchase of upgraded computer equipment of $4.5 million, upgraded office equipment of $1.3 million and additional furniture of $0.2 million. These increases were offset by depreciation and amortization of $2.0 million.

  Accrued liabilities increased $3.5 million or 80% to $7.9 million at September 30, 1997 from $4.4 million at December 31, 1996. The increase was primarily due to the following factors: (i) deferred revenue was recorded by the Company in the amount of $1.5 million in connection with the building of the asset-backed security's overcollateralization as described above; (ii) the contingency reserve increased $1.2 million as a result of the Company recording a provision for contingencies of $2.4 million and sustaining actual losses of $1.2 million; and (iii) miscellaneous accrued liabilities increased $0.8 million.

  Stockholders' equity increased $37.0 million or 127% to $66.1 million at September 30, 1997 from $29.1 million at December 31, 1996, due to net income for the nine months ended September 30, 1997 of the same such amount.

 December 31, 1996 Compared to December 31, 1995

  Mortgage loans held for sale increased $141.1 million or 145% to $238.2 million at December 31, 1996 from $97.1 million at December 31, 1995. The increase in mortgage loans held for sale resulted from mortgage loan originations and purchases of $2,283.8 million during the year ended December 31, 1996, partially offset by sales into securities of $598.0 million, whole loan sales of $1,532.1 million and unfunded HELOC credit line capacity of $6.0 million.

  Borrowings under warehouse lines of credit increased $150.1 million or 165% to $241.3 million at December 31, 1996 from $91.2 million at December 31, 1995, reflecting the mortgage loan origination, purchase and sale activity described above. The percentage increase in the borrowings under warehouse lines of credit was higher than the percentage increase in the mortgage loans held for sale primarily due to the Company's borrowings against the servicing security line of credit. Such borrowings increased to $12.0 million at December 31, 1996 from no outstandings at December 31, 1995.

  Cash and cash equivalents decreased $26.2 million or 91% to $2.7 million at December 31, 1996 from $28.9 million at December 31, 1995. This decrease is primarily the result of the Company's discontinued use of a $25.0 million arbitrage line of credit whereby borrowed funds were invested in higher yielding cash equivalents. This decrease in cash and cash equivalents is directly related to the $25.0 million decrease in the bank line of credit.

  Retained interests in securitizations increased $14.5 million or 2,417% to $15.1 million at December 31, 1996 from $0.6 million at December 31, 1995. The increase is the result of the Company's retention of subordinate tranches in the mortgage-backed securitizations it effected during 1996. The Company also retained a principal interest and an interest-only residual interest created by the HELOC asset-backed securitization effected by the Company in 1996. The interest-only residual interest is calculated based on the present value of estimated future cash flows, using market prepayment and discount rates. Prior to 1996, the Company effected one REMIC securitization and retained a subordinate tranche, which is represented by the $0.6 million balance at December 31, 1995. See "Risk Factors--Retained Interests in Securitization."

  Originated mortgage servicing rights increased $13.2 million or 186% to $20.3 million at December 31, 1996 from $7.1 million at December 31, 1995. The increase in originated mortgage servicing rights resulted from the sale of mortgage loans with servicing rights retained with a relative fair value of $15.2 million during the year ended December 31, 1996, partially offset by amortization and impairment reserves recorded of $1.0 million and capitalized servicing sold with a net book value of $1.0 million.

  Notes payable to stockholders increased $9.7 million at December 31, 1996 from the zero balance at December 31, 1995. This payable was the result of funds borrowed by the Company out of distributions made to such stockholders. See "Certain Management Transactions and Business Relationships--Settlement Agreement."

  Accounts receivable increased $5.7 million or 300% to $7.6 million at December 31, 1996 from $1.9 million at December 31, 1995. The increase resulted primarily from an increase in servicing advances of $3.3 million or 255%, and a receivable relating to loans sold under a purchase and sale agreement of $1.7 million at December 31, 1996.

  Accounts receivable from related parties decreased $3.4 million or 97% to $0.1 million at December 31, 1996. The decrease was the result of the Company's negotiation and settlement with FCMC which occurred during 1996 relating to prior activity. See "Certain Management Transactions and Business Relationships--Settlement Agreement."

  Accounts payable increased $2.2 million or 100% to $4.4 million at December 31, 1996 from $2.2 million at December 31, 1995. The increase resulted primarily from a general increase in outstanding invoices due to the Company's increased mortgage loan production.

  Note receivable from related parties decreased 100% from the December 31, 1995 balance of $1.4 million. This decrease was the result of the note receivable becoming due and payable, and the Company receiving payment in full of the outstanding amount. Payment was received in conjunction with the payment on the account receivable from FCMC. See "Certain Management Transactions and Business Relationships--Settlement Agreement."

  Accrued liabilities increased $1.2 million or 38% to $4.4 million at December 31, 1996 from $3.2 million at December 31, 1995. This increase primarily reflects the contingency reserve recorded by the Company during 1996 of $3.6 million, partially offset by actual losses incurred of $2.6 million.

  Property, equipment and leasehold improvements, net, decreased $0.8 million or 21% to $3.0 million at December 31, 1996 from $3.8 million at December 31, 1995. This decrease reflects the Company's purchase of property and equipment of $2.1 million, offset by depreciation and amortization of $2.9 million.

  Real estate owned, net, decreased $0.8 million or 47% to $0.9 million at December 31, 1996 from $1.7 million at December 31, 1995. This decrease reflects the acquisition of four properties by the Company through the foreclosure process, and the sale of the eight properties owned by the Company at December 31, 1995.

  Mortgage loans held for investment, net, decreased $0.4 million or 36% to $0.7 million at December 31, 1996 from $1.1 million at December 31, 1995. The decrease is primarily due to the Company's ability to sell a portion of the portfolio in the secondary market.

  Stockholders' equity increased $3.2 million or 12% to $29.1 million at December 31, 1996 from $25.9 million at December 31, 1995. This increase reflects net income of the Company for the year ended December 31, 1996 of $17.7 million, partially offset by distributions to stockholders of $14.4 million. See "Certain Management Transactions and Business Relationships-- Settlement Agreement."

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal liquidity requirements include the funding or payment of: (i) mortgage loan originations and purchases; (ii) investments and overcollateralization requirements in connection with its securitization program; (iii) fees and expenses incurred in connection with securitizations;
(iv) advances of delinquent principal and interest payments and escrow balances required to be made as a mortgage loan servicer; and (v) ongoing administrative and other operating expenses.

  The Company must be able to sell mortgage loans and obtain adequate credit facilities and other sources of funding in order to continue to originate and purchase mortgage loans. As a result of increased loan originations and purchases as well as an increase in its securitization program, the Company during 1995, 1996, and the nine months ended September 30, 1997, used cash of approximately $12.0 million, $147.0 million, and $7.2 million, respectively.

  The Company utilizes short-term warehouse facilities and repurchase agreements to fund mortgage loan originations and purchases. Increased loan production resulted in cash provided by financing activities of $40.0 million, $120.4 million, and $13.4 million during 1995, 1996, and the nine months ended September 30, 1997, respectively.

  In October 1993, the Company entered into a mortgage loan warehousing agreement (the "Warehouse Facility"). Under the terms of the Warehouse Facility, the Company has available a $215 million warehouse line of credit secured by the mortgage loans the Company originates or purchases. The facility extends through November 4, 1999. The Company is required to comply with various operating and financial covenants in the Warehouse Facility. Such covenants include restrictions on (i) changes in the Company's business that would materially and adversely affect the Company's ability to perform its obligations under the facility, (ii) selling any asset other than in the ordinary course of business, and (iii) maximum debt and distributions allowed. Such covenants also contain requirements for (i) minimum net worth and mortgage loan servicing portfolio balances, and (ii) maximum leverage ratios. The Company's Warehouse Facility restricts the Company's ability to pay dividends in any fiscal year to an amount not to exceed 25% of adjusted net income for such fiscal year. Adjusted net income is generally defined to mean net income less gain (loss) on sale of mortgages and decrease in deferred tax liability and plus service release premiums, amortization of servicing rights, net book value of servicing assets sold and increase in deferred tax lability. At September 30, 1997, the outstanding balance under the Warehouse Facility was $133.9 million.

  In addition to the Warehouse Facility, the Company makes regular use of certain uncommitted lines of credit, short-term credit facilities and purchase and sale agreements (such as repurchase or "gestation" agreements) provided by major investment banks and a major corporation. These facilities permit the Company to diversify its borrowing resources, while accelerating the turnover of mortgage loans in inventory, reducing interest costs and permitting greater origination volumes.

  The Company currently has two uncommitted whole loan repurchase agreements with major investment banks. Under the terms of these agreements, the Company may pledge mortgage loans originated or purchased to obtain additional liquidity while mortgage loans are held until securitization or are sold through whole loan sales. Amounts outstanding under these agreements at September 30, 1997 were $79.2 million and $36.7 million.

  In addition, the Company has entered into an uncommitted mortgage loan purchase and sale agreement with a major investment bank. Under the terms of this agreement, mortgage loans which are subject to a "take-out" commitment between the Company and an investor, but have not yet been purchased, may be sold to the investment bank with the accompanying trade assignment. This allows the Company to accelerate turnover and provide additional liquidity to fund additional mortgage loans.

  The last of the Company's warehousing facilities is a $15.0 million warehouse line of credit with a major corporation. This agreement expires on October 31, 1998. At September 30, 1997, the Company had $1.6 million outstanding under this facility.

  In addition to these financing sources, the Company also has various repurchase agreements with major investment banks which are collateralized by certificates reflecting retained interests in securitizations effected by the Company. At September 30, 1997, the Company had $3.4 million outstanding under these agreements.

  The Company used cash of $.9 million, $2.1 million, and $6 million for the purchase of property, equipment and leasehold improvements during 1995, 1996, and the nine months ended September 30, 1997, respectively. The increase during the nine months ended September 30, 1997 represents upgrades to computer equipment, office equipment and the purchase of additional furniture. The Company has entered into various capital leases to fund a substantial amount of these purchases.

  The Company also has a $12.0 million operating line of credit from a group of commercial banks who are also lenders in the Warehouse Facility. This operating line of credit is secured by certain servicing contracts of the Company and is limited by the amount of servicing pledged as security. This operating line of credit, which has a conversion option to a term loan, is renewable from time to time and expires on November 4, 1998. At September 30, 1997, the Company had no outstanding balance under this line of credit.

  The Company is required to comply with various operating and financial covenants as provided in the agreements as described above, the most restrictive of which are those relating to the Warehouse Facility as described above.

  The Company relies on securitizations and whole loan sales to generate cash proceeds for repayment of its warehouse facilities and to create availability to purchase additional mortgage loans. Further, gains on sales from the Company's securitizations represent a significant portion of the Company's revenue. Several factors affect the Company's ability to complete securitizations of its mortgage loans, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the credit quality of the Company's portfolio of mortgage loans. If the Company were unable to securitize profitably a sufficient number of its mortgage loans in a particular reporting period, then the Company's revenues for such period would decline which could result in lower income or a loss for such period. In addition, unanticipated delays in closing a securitization could also increase the Company's interest rate risk by increasing the warehousing period for its mortgage loans.

  The Company endeavors to effect timely and consistent public securitizations of its mortgage loan pools. However, market and other considerations affect the timing of such transactions. Any delay in the sale of a pool of mortgage loans beyond a quarter-end would postpone the recognition of gain related to such mortgage loans and would likely result in lower income or a loss for such quarter being reported by the Company.

  The Company believes that the Company's current warehousing and other credit facilities will adequately fund the Company's mortgage banking operations. The liquidity needs of the Company arise in operating its mortgage banking operations, not only to meet operating expenses but also for its contractual obligation as a mortgage servicer. As a mortgage servicer, the Company is required to make advances to investors when a borrower is delinquent in meeting its payment obligations under a particular mortgage loan. Although most of these advances are recaptured either when the borrower becomes current or through a foreclosure proceeding, the uncertainty as to when an advance will be necessary requires the Company to maintain adequate liquidity. See "Business--Mortgage Loan Servicing."

  The net proceeds to the Company from the Offering will be used in part to fund payment to Existing Shareholders of the Shareholders Distribution Amount and to retire the subordinated notes to stockholders. See "Termination of S Corporation Status" and "Use of Proceeds." At this time, the Company anticipates that the remaining net proceeds from the Offering, together with the funds available under its warehouse facilities and credit facilities will be sufficient to fund its operations for the next 12 months, if the Company's future operations are consistent with management's expectations. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing selected by the Company will depend on its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets.

CERTAIN ACCOUNTING CONSIDERATIONS

 Retained Interests in Securitizations

  The Company derives a substantial portion of its income by recognizing gain on sale of mortgage loans sold through securitizations, which is partially represented by the subordinate certificates and interest-only residual interests that the Company retains. In the non-agency securitizations, the Company sells mortgage loans that it has originated or purchased to a trust for a cash purchase price and the subordinate certificates. The cash purchase price is raised through an offering by the trust of pass-through certificates representing senior interests in the trust. Following the securitizations, the purchasers of the pass-through certificates receive their respective allocations of the principal collected and the investor pass-through interest rate on the principal balance.

  In home equity mortgage loan securitizations, the Company sells mortgage loans that it has originated or purchased to a trust in return for a cash purchase price and the interest-only residual interest. The Company also retains a portion of the principal interest in the trust as a subordinate credit enhancement for the senior certificate or note holders. The Company receives its proportionate share of interest collected from borrowers relating to the principal interest it retains, but receives principal distributions only to the extent that the principal balance of the Company's interest exceeds the minimum subordination requirements of the trust. In addition to the distributions the Company receives relating to its principal interest, the Company receives the excess of the interest rate payable by an obligor on a mortgage loan over the interest rate passed through to the purchasers of the notes or certificates with respect to the interest-only residual interests, as well as the Company's normal servicing fee and other recurring fees.

  The subordinate and residual interests which are capitalized on the Company's balance sheet are reduced as cash distributions are received. The subordinate and interests-only residual interests are accounted for as trading securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and, as such, they are recorded at their fair value. Changes in fair value are reflected in the statement of operations. Fair value of the subordinate certificates is determined based on market prices for similar securities, and the fair value of the interest-only residual interests is determined based on various economic factors, including considerations of mortgage loan type, size, date of origination, interest rate, term, collateral value and geographic location. Higher than anticipated rates of mortgage loan prepayments or losses would require the Company to write down the fair value of the interest-only residual interests, adversely impacting earnings. Similarly, if delinquencies, or losses were greater than was initially assumed, the fair value of the residual certificates would be negatively impacted which would have an adverse effect on income for the period in which such events occurred.

 SFAS No. 91

  In December 1986, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 91, "Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." SFAS No. 91 establishes the accounting for nonrefundable fees and costs associated with lending, committing to lend, or purchasing a loan or a group of loans.

  Under SFAS No. 91, direct loan origination costs, net of loan origination fees, are recognized as a reduction of the loan's yield over the earlier of the life of the related loan or the sale of the loan. In effect, SFAS No. 91 requires that origination fees be offset by their related direct loan costs and that net deferred fees be recognized over the earlier of the life of the loan or the sale of the loan, whether the loan is sold through securitization or on a whole loan basis.

  Subsequent to the second quarter of 1996, the Company generally sold mortgage loans through securitization on a bimonthly basis and, as such, carried a larger inventory of mortgage loans on its books from quarter to quarter and from year to year, which resulted in SFAS No. 91 adjustments being made during those periods. The Company contemplates that in the future it will sell substantially all of its mortgage loan originations and purchases on a bimonthly basis primarily through securitizations and, to a lesser extent, on a whole loan basis.

 SFAS No. 122

  In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights," which amends SFAS No. 65 "Accounting for Certain Banking Activities." Effective January 1, 1995, the Company adopted SFAS No. 122. Because SFAS No. 122 prohibits retroactive application to years prior to adoption thereof, the Company's historical financial results for periods prior to 1995 have not been restated and, accordingly, are not directly comparable to the financial results for 1995 and thereafter. Mortgage servicing rights retained by the Company relating to loans originated prior to 1995 remain as an "off-balance sheet" asset and the net income produced by this asset is recognized over the life of the mortgage loans in the form of servicing income or at the time the servicing rights are sold.

  SFAS No. 122 requires mortgage banking entities to recognize as a separate asset the rights to service mortgage loans for others, regardless of how those servicing rights are acquired. Mortgage banking entities that acquire or originate mortgage loans and subsequently sell or securitize those mortgage loans and retain the mortgage loan servicing rights are required to allocate the total cost of the loans to the mortgage servicing rights and the mortgage loans. The Company determines fair value based upon the present value of estimated net future servicing revenues less the estimated cost to service loans. The cost allocated to these servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to servicing income. As a result of the adoption of SFAS No. 122, the Company recognizes greater revenues at the time a mortgage loan is sold and smaller revenues during the period such loan is serviced. To this end, adoption of SFAS No. 122 resulted in additional income recorded as net gain from sales of mortgage loans of approximately $16.3 million and $8.0 million during the years ended 1996 and 1995, respectively. Additionally, as the amount of uncapitalized mortgage servicing rights decreases, the Company's ability to obtain significant gains from sales of mortgage servicing rights also decreases.

  SFAS No. 122 also requires impairment evaluations of all amounts capitalized as servicing rights, based upon the fair value of the underlying mortgage loan servicing rights. The Company periodically performs these evaluations on a disaggregated basis for the predominant risk characteristics of the underlying mortgage loans, including loan type and interest rate. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the mortgage loan servicing rights, adversely impacting earnings.

  A key component of the Company's ongoing business strategy is the retention of its originated servicing as financial and operational considerations allow. The Company, however, may sell some of its servicing on a "bulk" or "flow" basis to generate current earnings and cash flow, depending upon circumstances. As a consequence, the Company's owned mortgage loan servicing portfolio at September 30, 1997 consisted of servicing rights to mortgage loans with an aggregate outstanding principal balance of $4.0 billion, including $1.7 billion for which no capitalized balance sheet value has been recorded. During 1996 and 1995, the Company sold mortgage loan servicing rights with aggregate principal balances of $1.0 billion and $0.9 billion, respectively, and for gains of 111 and 98 basis points, respectively. The prices at which mortgage loan servicing rights may be sold vary over time according to prevailing interest and prepayment rates among other factors. Accordingly, there can be no assurance of a continued market for mortgage loan servicing rights at prices received by the Company in the past. Moreover, mortgage loan servicing rights sold by the Company have generally related to Agency mortgage loans recently originated by the Company, and such servicing rights may, during certain interest rate environments, have relatively higher market values than non-agency or more seasoned mortgage loans in the Company's mortgage loan servicing portfolio.

 SFAS No. 125

  In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which superceded SFAS No. 122. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

  SFAS No. 125 requires that liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets be initially measured at fair value, if practicable. It also requires that servicing assets and other retained interest in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer. SFAS No. 125 provides implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements including "dollar rolls," "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishment of liabilities. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively.

  In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125." The Statement defers for one year the effective date of SFAS No. 125 relating to certain transactions such as repurchase agreements and securities lending.

 Other Recent Accounting Pronouncements

  In February 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement specifies the computation, presentation, and disclosure requirements for earnings per share for entities with publicly held common stock or potential common stock. This Statement shall be effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1997.

  In February 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." This Statement shall be effective for financial statements for both interim and annual periods ending after December 15, 1997. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1997.

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement shall be effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1997.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. This Statement shall be effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. At this time the Company has determined that this Statement will have no significant impact on the financial position or results of operations for 1997.

                                   BUSINESS

OVERVIEW

  The Company is a specialty mortgage banking company in the business of originating, selling, securitizing and servicing mortgage loans secured by one- to four-family residences. The Company was incorporated in California and commenced its mortgage banking business in 1986. As a specialty mortgage lender, the Company's strategy is to focus on specialized mortgage loan products for primarily high credit quality borrowers. The Company generally places an emphasis on credit scores obtained from three major credit bureaus to evaluate the credit quality of borrowers. The Company considers "high credit quality borrowers" to be those whose credit scores equal or exceed levels required for the sale or exchange of their mortgage loans through Fannie Mae or Freddie Mac. The specialized mortgage loans targeted by the Company provide a relatively greater "spread" (i.e., greater interest and other income to the originator relative to the cost associated with funding and selling the mortgage loans) compared to other mortgage loans that present a similar credit risk. The Company believes that its wholesale lending channel (which generates a majority of its total originations), supported by its correspondent and retail lending channels, provides an efficient and responsive origination system for the types of mortgage loans it seeks to originate. The Company seeks the most efficient method of execution for sales of its mortgage loans and in recent years has increasingly utilized securitization in addition to traditional whole loan sales.

  The Company's business objective is to increase mortgage loan originations through geographic expansion and by providing a diversified range of mortgage loan products through its wholesale, correspondent and retail lending channels. During the year ended December 31, 1996, the Company originated $2.3 billion of residential mortgage loans, 77% in California and 23% in other states. During the nine months ended September 30, 1997, the Company originated $2.5 billion of residential mortgage loans, 74% in California and 26% in other states. According to National Mortgage News (October 6, 1997), for the six months ended June 30, 1997 the Company was ranked as the second largest wholesale originator in the United States that is not publicly owned or affiliated with a public company, and ranked 14th among all wholesale originators. As of September 30, 1997, the Company's mortgage loan servicing portfolio totaled $4.0 billion of mortgage loans.

  The Company is led by President Peter T. Paul, the founder and major shareholder of the Company. Mr. Paul has 25 years of experience in the residential mortgage industry. Mr. Paul and the Chief Financial Officer of the Company have worked together since 1987, and various other members of the executive management team have worked together for more than six years. See "Management--Directors and Executive Officers."

BUSINESS STRATEGY

 MORTGAGE LOAN ORIGINATION

  Mortgage Loan Product Development. An important element of the Company's mortgage loan origination strategy is to provide a variety of mortgage loan products that are designed to respond to consumer needs and competitive factors and be readily saleable at prices that will generate the Company's targeted rate of return. The Company seeks those mortgage loan products with relatively greater spreads compared to mortgage loans that present a similar credit risk and chooses not to rely on discount pricing to increase mortgage loan origination volume. This approach generally focuses the Company's development process on mortgage loans that fail to satisfy one or more of the standardized criteria (other than credit quality of the borrower) required for sale or exchange through one of the Agencies or one of the national privately-sponsored mortgage conduits. To date, the Company has tailored its loan products primarily for high credit quality borrowers as described above.

  The Company's secondary marketing department identifies a variety of new mortgage loan products that it believes will respond to consumer needs and that in many cases are not being widely offered by competitors. Such new mortgage loan products may be created by the Company itself or may be introduced by a competitor and identified by the Company as attractive for origination. The Company generally requires that all of its mortgage loan products be readily saleable through the Company's securitization programs or to secondary market investors.

  The Company presently has under development and review a variety of mortgage loan products that it expects to promote in 1998. Among the products that the Company intends to launch on a pilot basis is a mortgage loan for high credit quality borrowers that permits a higher loan-to-value ratio than is permitted in mortgage loans currently being originated by the Company. Another product to be introduced is a mortgage loan that is designed primarily for lower credit quality borrowers which will require more extensive mortgage insurance than is required on the Company's other mortgage loan products. All new mortgage loan products introduced by the Company are carefully pre-tested in the market over a period of time to assess both marketability to consumers and performance of the mortgage loan product as an investment for secondary market investors.

  Current Mortgage Loan Products. The Company presently offers a broad range of mortgage loan products in order to provide maximum flexibility to borrowers and the mortgage brokers and other entities through which it originates mortgage loans (the "Mortgage Sources"). The Company offers approximately 85 different mortgage loan programs at any given point in time, including a full range of single-family mortgage loan products. Mortgage loan applicants can choose among fixed-rate mortgage loans with several different term options, including standard 15-year and 30-year terms, and "balloon" mortgage loans with relatively shorter terms, such as five or seven years, and longer amortization schedules, such as 30 years. An array of adjustable rate mortgage loans with rates tied to various indices is also available. The Company offers a wide variety of combinations of interest rates and origination fees ("points") on many of its mortgage loan products so that borrowers may elect to pay higher points at closing and lower interest over the life of the mortgage loan, or pay a higher interest rate and reduce or eliminate points payable at closing. In addition, the Company offers buydown-type mortgage loans which allow a borrower to make lower monthly payments for the first one, two or three years of the loan. Of the mortgage loans originated during the nine months ended September 30, 1997 and in the fiscal years 1996 and 1995, fixed rate mortgage loans comprised 73%, 73% and 75%, respectively, adjustable rate mortgage loans comprised 27%, 27% and 25%, respectively.

  The Company's broad range of current mortgage loan products can be categorized as follows:

 . Agency Mortgage Loans. These mortgage loans conform to the underwriting criteria for sale or exchange through one of the Agencies.

 . Non-agency Mortgage Loans. These mortgage loans fail to satisfy the criteria to be Agency mortgage loans for one or more reasons. Certain of these mortgage loans (i.e., Jumbos) generally meet the Agency criteria but exceed the maximum loan size (currently $227,150 for single-family, one-unit mortgage loans in the continental United States). Jumbos are generally eligible for sale to one of the national privately-sponsored mortgage conduits.

    Certain other non-agency mortgage loans may fail to satisfy other elements of the Agency underwriting criteria, such as those relating to documentation, employment history, income verification, loan-to-value ratios, qualifying ratios or required borrower net worth. Beginning in 1995, the Company began to emphasize the origination of mortgage loans which failed to satisfy one or more of the Agency and national conduit underwriting criteria but which, from a credit risk standpoint as determined primarily by credit score, presented a comparable risk profile. The Company refers to this category of mortgage loans generally as "Alternative A" mortgage loans. The Company focuses on an applicant's credit score, in conjunction with other factors, in underwriting its Alternative A mortgage loans. While some Alternative A mortgage loans exceed the maximum loan size eligible for sale through one of the Agencies, many have principal balances within the Agency limits.

 . Home Equity Mortgage Loans. Home equity mortgage loans are generally secured by second liens on the related property. Home equity mortgage loans can take the form of a home equity line of credit (i.e., HELOC) or a closed-end loan. Both types of home equity mortgage loans are designed primarily for high credit quality borrowers and are underwritten according to the Company's criteria for second-lien mortgage loans. HELOCs generally provide for either a 5-year or 15-year draw period, during which the borrower may make cash withdrawals, and a 10-year repayment period during which the amount outstanding at the end of the draw period is repaid. Only interest payments are made during the draw period. Home equity mortgage loans that are closed-end loans are fixed in amount at the time of origination and amortize over their terms. HELOCs generally bear adjustable interest rates while closed-end home equity loans typically bear fixed interest rates. Home equity mortgage loans are originated in some instances in conjunction with the Company's origination of a first-lien mortgage loan on the related property.

 . Other Mortgage Loans. This category consists of mortgage loans for borrowers who have impaired or limited credit profiles or higher debt-to-income ratios than would be acceptable for sale of such loans to one of the Agencies. Such mortgage loans may also fail to satisfy the Agency underwriting criteria in other ways. The Company categorizes these mortgage loans as "A-" or "B" loans and believes they would generally be considered "subprime" mortgage loans in the secondary mortgage market. The Company does not originate mortgage loans that it would categorize as "C" or "D" loans.

  In 1994, the Company originated a substantial volume of non-agency mortgage loans in the form of Jumbos which it sold to national mortgage conduits and other private investors. In 1995, the Company's volume of Jumbo originations declined with the general decrease nationwide in the origination volume of residential mortgage loans and the general increase in competition that reduced the spread available for this mortgage loan product. The increase in originations of non-agency mortgage loans and home equity loans in 1996 reflects the Company's successful development of its Alternative A mortgage loan products and its HELOC and closed-end second-lien products and the launch of the Company's securitization programs for such mortgage loan products. The following table summarizes the Company's originations of the above categories of mortgage loans:

                                                 YEAR ENDED                 NINE MONTHS ENDED
                                                DECEMBER 31,                  SEPTEMBER 30,
                                      ----------------------------------  ----------------------
                                         1994        1995        1996        1996        1997
                                      ----------  ----------  ----------  ----------  ----------
                                                      (DOLLARS IN THOUSANDS)
Agency Mortgage Loans
 Number of mortgage loans............      4,978       4,546       7,093       5,852       3,815
 Volume of mortgage loans............ $  643,770  $  562,778  $  885,050   $ 734,114  $  475,473
 Percent of total volume.............      26.71%      41.52%      38.75%      44.66%      18.81%
Non-agency Mortgage Loans
 Number of mortgage loans............      8,212       4,380       6,068       3,994       8,759
 Volume of mortgage loans............ $1,736,830  $  695,253  $1,137,572  $  747,922  $1,625,080
 Percent of total volume.............      72.06%      51.29%      49.81%      45.50%      64.31%
Home Equity Mortgage Loans
 Number of mortgage loans............        262       1,767       5,482       3,443       8,359
 Volume of mortgage loans............ $   12,110  $   72,580  $  234,308  $  141,467  $  400,782
 Percent of total volume.............       0.50%       5.35%      10.26%       8.60%      15.86%
Other Mortgage Loans
 Number of mortgage loans............        137         214         250         174         221
 Volume of mortgage loans............ $   17,690  $   24,993  $   26,910  $   20,346  $   25,825
 Percent of total volume.............       0.73%       1.84%       1.18%       1.24%       1.02%
Total Mortgage Loans
 Number of mortgage loans............     13,589      10,907      18,893      13,463      21,154
 Volume of mortgage loans............ $2,410,400  $1,355,604  $2,283,840  $1,643,849  $2,527,160
 Average principal balance........... $      177  $      124  $      121  $      122  $      119

  The Company's origination of home equity loans has increased as a percentage of total mortgage loans originated in recent years. In 1994, the Company's new product development group identified home equity loans as an attractive potential product for the Company. The origination volume of this type of mortgage loan has increased steadily as the Company's lending and servicing staff has gained experience in marketing and servicing this specialized mortgage loan product. The following table illustrates the growth in home equity mortgage loan production and provides detail regarding the breakdown of home equity mortgage loans between HELOCs and closed-end mortgage loans.

                                        YEAR ENDED             NINE MONTHS
                                       DECEMBER 31,        ENDED SEPTEMBER 30,
                                   ----------------------  -------------------
                                    1994    1995    1996          1997
                                   ------  ------  ------  -------------------
PERCENT OF MORTGAGE LOANS
 ORIGINATED (BASED ON PRINCIPAL
 BALANCES):
First mortgage loans..............  99.49%  94.63%  89.73%        84.14%
Home equity mortgage loans
  HELOC...........................   0.36    4.36    8.42         12.90
  Closed-end......................   0.15    1.01    1.85          2.96
                                   ------  ------  ------        ------
   Total home equity mortgage
    loans.........................   0.51    5.37   10.27         15.86
                                   ------  ------  ------        ------
                                   100.00% 100.00% 100.00%       100.00%
                                   ======  ======  ======        ======

  Mortgage Loan Origination Channels. The Company originates mortgage loans through its wholesale, correspondent and retail lending channels.

  Wholesale Lending. The Company's wholesale lending channel, established in 1986, obtains its mortgage loan volume through a network of approximately 5,060 independent mortgage brokers approved by the Company (of which approximately 4,420 submitted mortgage loans in 1996). Mortgage brokers are qualified to participate in the wholesale program after satisfactory completion of a formal application process administered by the Company's Quality Assurance Department. The responsibilities of the Quality Assurance Department include the review of licensing, financial statements and resumes on key personnel combined with credit and reference investigations to determine the history, reputation and general lending expertise of the applicant. Approved mortgage brokers are monitored by the Company's wholesale account executive staff and the broker management division within the Quality Assurance Department. The Company underwrites each mortgage loan application obtained from its mortgage brokers and funds those mortgage loans which meet the Company's underwriting criteria. No single Mortgage Source accounts for more than 5% of the total mortgage loan originations of the Company.

  The Company's wholesale lending channel generally enables the Company to achieve a relatively high volume of mortgage loan originations at a lower net cost than traditional retail mortgage loan originations because mortgage brokers perform most of the labor intensive functions of the origination process (in return for receipt of a mortgage loan origination fee), such as taking and processing the mortgage loan application. The building of the Company's mortgage loan origination volume through wholesale originations has been cost efficient for the Company because it has increased economies of scale, generated fee-based income, decreased overhead expenses and enabled the Company to centralize its quality assurance and other support functions. See "--Quality Assurance."

  The Company believes that its wholesale lending channel is well-suited to originate the types of mortgage loans that the Company seeks to originate. The wholesale lending channel permits the Company to respond quickly to changes in market conditions and consumer preferences. The Company can move quickly to introduce a new mortgage loan product by disseminating it throughout the broker network. By revising the terms on which it will fund mortgage loans submitted by its mortgage brokers, the Company may also move quickly to increase the level of origination of some loan products or to decrease originations of other loan products that, due to market or other changes, may no longer meet the Company's targeted rate of return or other origination objectives. The Company believes that its flexibility would be reduced if it maintained a large retail branch system with the attendant fixed investment and overhead costs.

  The wholesale lending channel also permits the Company to obtain non-agency and other types of mortgage loans from mortgage brokers that generally only originate Agency mortgage loans. The Company builds its relationship with those mortgage brokers by providing access to specialty mortgage loan products.

  The Company's wholesale origination system currently operates out of the Larkspur headquarters office and ten branch offices producing mortgage loans in the western and southeast regions of the United States. The wholesale lending channel originates mortgage loans through its sales force of approximately 80 wholesale account executives. Each branch office's account executives are responsible for developing and maintaining relationships with mortgage brokers in specified territories. The quality of the approved mortgage broker client base is supported by the branch sales and inside sales support staff, who provide information and training in the appropriate marketing and proper packaging of mortgage loan products as well as updates on changes in underwriting practices. Additional and separate personnel in each branch office underwrite all mortgage loans originated in that office. Mortgage loan fundings remain centralized at the Company's Larkspur headquarters. See "--Underwriting" and "--Quality Assurance."

  The Company plans to continue the expansion of its wholesale lending channel on a nationwide basis. The Company is actively seeking to expand its wholesale lending channel pursuant to selected demographic statistics and other criteria developed by the Company, which are intended to identify the most attractive markets for the Company's mortgage loan products. The Company typically enters into a new market using its national sales team, which initially penetrates a market, to recruit selected brokers from the Company's unaffiliated wholesale mortgage loan network. The Company's sales strategy is to limit the number of branch centers in order to efficiently originate, process and underwrite mortgage loans.

  The following table sets forth the geographic distribution of origination volume according to location of the mortgaged property:

                                                                           NINE MONTHS ENDED SEPTEMBER
                                    YEAR ENDED DECEMBER 31,                            30,
                          ----------------------------------------------  ------------------------------
STATE                          1994            1995            1996            1996            1997
-----                     --------------  --------------  --------------  --------------  --------------
                                                    (DOLLARS IN THOUSANDS)
California..............  $2,270,520  94% $1,003,354  74% $1,752,320  77% $1,262,149  77% $1,860,830  74%
Other...................     139,880   6     352,250  26     531,519  23     381,700  23     666,330  26
                          ---------- ---  ---------- ---  ---------- ---  ---------- ---  ---------- ---
 Totals.................  $2,410,400 100% $1,355,604 100% $2,283,839 100% $1,643,849 100% $2,527,160 100%
                          ========== ===  ========== ===  ========== ===  ========== ===  ========== ===

  Correspondent Lending. The correspondent lending program is designed to allow the Company to acquire closed mortgage loans on terms similar to those it acquires on a wholesale basis from its mortgage brokers. The correspondents are generally small- to medium-sized mortgage companies, banks and thrifts located throughout the U.S. who may have limited access to the capital markets. The Company provides its correspondents with on-site sales support and an interactive internet-based electronic link. The correspondents benefit by gaining access to the Company's broad range of innovative mortgage loan products without having to invest their resources in the development phase of the mortgage loan products. The correspondents also benefit from attractive pricing for sales to the Company, made possible by the Company's access to the capital markets and the secondary mortgage loan markets.

  Retail Lending. The retail channel, through a centralized operation, markets to existing and new customers. The Company markets to existing customers through inserts in the monthly mortgage statements, letters targeted to a specific group (i.e., borrowers with interest rates above a designated level) and outbound customer service calls. New customers are sought through national direct mail campaigns, regional radio advertising and telemarketing. New customers are also sought through several "affinity marketing" programs. Groups targeted for affinity marketing purposes include banks and credit unions for whom the Company will provide mortgage loan services from processing through funding. Affinity marketing programs also target trade groups and associations offering special pricing and discounts for group members when the Company is endorsed by the respective group or association. An additional segment targeted for affinity marketing are employers. Employees of participating companies are offered the opportunity to apply for a mortgage loan from the Company at a discounted price as part of the Company's standard employee benefits package.

  The following table sets forth the volume of mortgage loan originations by channel:

                                                                                     NINE MONTHS
                                                                                        ENDED
                                         YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                         -------------------------------------------------------- ------------------
                                1994               1995               1996               1997
                         ------------------ ------------------ ------------------ ------------------
                           VOLUME   PERCENT   VOLUME   PERCENT   VOLUME   PERCENT   VOLUME   PERCENT
                         ---------- ------- ---------- ------- ---------- ------- ---------- -------
                                                   (DOLLARS IN THOUSANDS)
Wholesale............... $2,359,696    98%  $1,253,405    92%  $2,154,255    94%   2,342,394    93%
Correspondent...........     44,974     2       95,704     7       72,832     3      117,157     4
Retail..................      5,730    --        6,495     1       56,753     3       67,609     3
                         ----------   ---   ----------   ---   ----------   ---   ----------   ---
 Total.................. $2,410,400   100%  $1,355,604   100%  $2,283,840   100%  $2,527,160   100%
                         ==========   ===   ==========   ===   ==========   ===   ==========   ===

  Underwriting. The Company relies on its underwriting administrative procedures and mortgage loan underwriting standards to implement its origination strategy and achieve the quality of mortgage loans required by its secondary market investors.

  Administration. Mortgage loan applications must be approved by the Company's underwriters in accordance with its underwriting criteria, including credit scores, loan-to-value ratios, borrower income qualifications, investor requirements, necessary insurance coverages and property appraisal requirements. To maintain the consistency of underwriting quality, the Company's mortgage loan production personnel, such as account executives and telemarketers, are not permitted to underwrite the mortgage loan packages submitted by Mortgage Sources. Mortgage loan applications are assigned to an underwriter at the Company based on the size and complexity of the mortgage loan and the underwriter's experience level. The Company's chief underwriter is located in the corporate headquarters in Larkspur and is responsible for disseminating all underwriting policies.

  The Company generally performs a pre-funding audit on each mortgage loan. This audit includes a review for compliance with applicable underwriting program guidelines and accuracy of the credit report and telephone verification of employment. The Company performs a post-funding quality control review on a minimum of 10% of the mortgage loans originated or acquired for complete re-verification of employment, income and liquid assets used to qualify for such mortgage loan. Such review also includes procedures intended to detect evidence of fraudulent documentation and/or imprudent activity during the processing, funding, servicing or selling of the mortgage loan. Verification of occupancy and applicable information is made by regular mail.

  One- to four-family residential properties are appraised by qualified independent appraisers who are approved by the Company. All appraisals are required to conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation and must be on forms acceptable to Fannie Mae and Freddie Mac. As part of the Company's pre-funding quality control procedures, either field or desk appraisal reviews are obtained on 10% of all mortgage loans.

  Standards. Conforming mortgage loans originated for sale to the Agencies must satisfy the underwriting standards for one of the programs sponsored by such entities. All other mortgage loans originated or acquired by the Company (including Alternative A loans and home equity loans) are underwritten by the Company according to its credit, appraisal and underwriting standards. Such underwriting standards are applied to evaluate the prospective borrower's credit standing and repayment ability and the value and adequacy of the mortgaged property as collateral. These standards, which are summarized below, are applied in accordance with applicable federal and state laws and regulations. Exceptions to the underwriting standards are permitted when compensating factors are present.

  The Company's underwriting standards for purchase money or rate/term refinance mortgage loans secured by one- to two-family primary residences generally allow loan-to-value ratios at origination of up to 95% for mortgage loans with original principal balances of up to $400,000, up to 90% for mortgage loans secured by one- to four-family primary residences with original principal balances of up to $400,000, up to 85% for mortgage loans with original principal balances of up to $500,000 and up to 80% for mortgage loans with original principal balances up to $650,000. The Company may acquire mortgage loans with principal balances up to $3,000,000 ("super jumbos") if the mortgage loan is secured by the borrower's primary residence. The loan-to-value ratio for super jumbos generally may not exceed 60%. For cash-out refinance mortgage loans, the maximum loan-to-value ratio generally is 80%, and the maximum "cash out" amount permitted is based in part on the original amount of the related mortgage loan.

  The Company's underwriting standards for mortgage loans secured by investment properties generally allow loan-to-value ratios at origination of up to 90% for mortgage loans with original principal balances up to $250,000. The Company's underwriting standards permit mortgage loans secured by investment properties to have higher original principal balances if they have lower loan-to-value ratios at origination.

  For each mortgage loan secured by a first lien with a loan-to-value ratio at origination exceeding 80%, the Company generally requires a primary mortgage insurance policy insuring a portion of the balance of the mortgage loan at least equal to the product of the original principal balance of such mortgage loan and a fraction, the numerator of which is the excess of the original principal balance of such mortgage loan over 75% of the lesser of the appraised value and selling price of the related mortgage property and the denominator of which is the original principal balance of the related mortgage loan plus accrued interest thereon and related foreclosure expenses. In certain circumstances, however, the Company does not require primary mortgage insurance on mortgage loans with principal balances up to $500,000 that have loan-to-value ratios exceeding 80% but less than or equal to 85%. All residences, except cooperatives and certain high-rise condominium dwellings, are eligible for this program. Each qualifying mortgage loan will be made at an interest rate that is higher than the rate would be if the loan-to-value ratio was 80% or less or if primary mortgage insurance was obtained.

  In determining whether a prospective borrower has sufficient monthly income available (i) to meet the borrower's monthly obligation on the proposed mortgage loan and (ii) to meet monthly housing expenses and other financial obligations, including the borrower's monthly obligations on the proposed mortgage loan, the Company generally considers, when required by the applicable documentation program, the ratio of such amounts to the proposed borrower's acceptable monthly gross income. Such ratios vary depending on a number of underwriting criteria, including loan-to-value ratios, and are determined on a loan-by-loan basis.

  The Company also examines a prospective borrower's credit report. Generally, each credit report provides a credit score for the borrower. Credit scores generally range from 350 to 850 and are available from three major credit bureaus: TRW, Equifax and Trans Union. The Company attempts to obtain for each borrower a credit score from each credit bureau. If three credit scores are obtained, the Company applies the middle score of the primary wage earner. If two scores are obtained, the Company applies the lower score of the primary wage earner. These scores estimate, on a relative basis, which mortgage loans are most likely to default in the future. Lower scores imply higher default risk relative to a higher score. Credit scores are empirically derived from historical credit bureau data and represent a numerical weighing of a borrower's credit characteristics over a two-year period. A credit score is generated through the statistical analysis of a number of credit-related characteristics or variables. Common characteristics include number of credit lines (trade lines), payment history, past delinquencies, severity of delinquencies, current levels of indebtedness, types of credit and length of credit history. Attributes are the specific values of each characteristic. A scorecard (the model) is created with weights or points assigned to each attribute. An individual mortgage loan applicant's credit score is derived by summing together the attribute weights for that applicant.

  The Company originates and acquires mortgage loans under one of five documentation programs: full documentation, alternative documentation, limited documentation, no ratio loan documentation and no income/no asset verification.

  Under full documentation, the prospective borrower's employment, income and assets are verified through written and telephonic communications. Alternative documentation provides for alternative methods of employment verification generally using W-2 forms or pay stubs. Generally, under a full documentation program, a prospective borrower is required to have a minimum credit score of 620 and, under alternative documentation, a minimum credit score of 640.

  Under the limited documentation program, more emphasis is placed on the value and adequacy of the mortgaged property as collateral and other assets of the borrower than on credit underwriting. Mortgage loans underwritten using the limited documentation program are limited to borrowers with credit histories that demonstrate an established ability to repay indebtedness in a timely fashion. Under the limited documentation program, a prospective borrower is required to have a minimum credit score of 640. Under the limited documentation program, certain credit underwriting documentation concerning income or income verification and/or employment verification is waived. Mortgage loans originated and acquired with limited documentation include cash-out refinance loans, super jumbos and mortgage loans secured by investor-owned properties. Permitted maximum loan-to-value ratios (including secondary financing) under the limited documentation program, which range up to 80%, are more restrictive than mortgage loans originated with full documentation or alternative documentation.

  Under the no ratio loan documentation program, income ratios for the prospective borrower are not calculated. Mortgage loans underwritten using the no ratio loan documentation program have loan-to-value ratios less than or equal to 80% and meet the standards for the limited documentation program. A minimum credit score of 680 is required for this program.

  Under the no income/no asset verification program, emphasis is placed on the value and adequacy of the mortgaged property as collateral and credit history rather than on verified income and assets of the borrower. Mortgage loans underwritten under no income/no asset verification are limited to borrowers with excellent credit histories. A minimum credit score of 680 is required. Under the no income/no asset verification program, credit underwriting documentation concerning income, employment verification and asset verification is waived and income ratios are not calculated.

  Exceptions. On a case-by-case basis, the Company's underwriters may determine that the prospective borrower warrants an exception from its underwriting guidelines. Such exceptions may include a debt service-to-income ratio exception, a loan-to-value exception or an exception from certain documentation requirements of a particular mortgage loan program. An exception may generally be allowed if the application reflects certain compensating factors, including among others: a high credit score; a low loan-to-value ratio; cash reserves; stable employment; and the length of residence in the subject property. Accordingly, the Company may classify certain mortgage loan applications into a more extensive documentation program than other mortgage loan applications that, in the absence of such compensating factors, would only satisfy the criteria of a less extensive documentation program and may fund mortgage loans that do not satisfy all of the criteria discussed above for any particular documentation program.

  The following table sets forth for the periods indicated additional detail on the Company's mortgage loan originations by category of mortgage loan:

                                       FIRST QUARTER 1996                            SECOND QUARTER 1996
                         ---------------------------------------------- ----------------------------------------------
                           DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE   DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE
                           VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT    VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT
                         (IN 000'S)  BALANCE    LTV     COUPON   SCORE  (IN 000'S)  BALANCE    LTV     COUPON   SCORE
                         ---------- --------- -------- -------- ------- ---------- --------- -------- -------- -------
Agency.................. $  284,499 $131,652     76%     7.34%    680   $ 280,240  $124,000     75%     7.86%    680
Non-agency..............    218,617  177,882     74      8.25     679     237,718   190,327     74      8.44     706
Home equity loans.......     25,019   38,849     87      9.36     682      47,820    40,389     86      8.60     713
Other...................      5,663  106,849     69      9.41     615       7,613   131,263     73     10.33     598
                         ----------                                     ---------
 Totals................. $  533,798                                     $ 573,391
                         ==========                                     =========
                                       THIRD QUARTER 1996                            FOURTH QUARTER 1996
                         ---------------------------------------------- ----------------------------------------------
                           DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE   DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE
                          VOLUME    PRINCIPAL AVERAGE  AVERAGE  CREDIT    VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT
                         (IN 000'S)  BALANCE    LTV     COUPON   SCORE  (IN 000'S)  BALANCE    LTV     COUPON   SCORE
                         ---------- --------- -------- -------- ------- ---------- --------- -------- -------- -------
Agency.................. $  169,375 $118,362     76%     8.18%    687   $ 150,936  $120,460     75%     7.91%    700
Non-agency..............    291,587  192,339     75      8.53     700     389,650   186,793     74      8.31     710
Home equity loans.......     68,628   42,494     82      7.66     705      92,841    45,555     84      7.52     707
Other...................      7,070  112,218     75     10.43     632       6,564   123,852     77     10.16     621
                         ----------                                     ---------
 Totals................. $  536,660                                     $ 639,991
                         ==========                                     =========
                                       FIRST QUARTER 1997                            SECOND QUARTER 1997
                         ---------------------------------------------- ----------------------------------------------
                           DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE   DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE
                           VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT    VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT
                         (IN 000'S)  BALANCE    LTV     COUPON   SCORE  (IN 000'S)  BALANCE    LTV     COUPON   SCORE
                         ---------- --------- -------- -------- ------- ---------- --------- -------- -------- -------
Agency.................. $  137,450 $123,717     75%     7.70%    696   $ 164,577  $123,649     77%     7.92%    697
Non-agency..............    441,147  192,305     73      8.17     710     495,176   179,868     75      8.53     710
Home equity loans.......    104,429   47,082     84      7.95     707     155,999    49,904     84      8.17     704
Other...................      9,133  120,178     73      9.90     627       9,508   113,190     77     10.24     625
                         ----------                                     ---------
 Totals................. $  692,159                                     $ 825,260
                         ==========                                     =========
                                       THIRD QUARTER 1997
                         ----------------------------------------------
                           DOLLAR    AVERAGE  WEIGHTED WEIGHTED AVERAGE
                           VOLUME   PRINCIPAL AVERAGE  AVERAGE  CREDIT
                         (IN 000'S)  BALANCE    LTV     COUPON   SCORE
                         ---------- --------- -------- -------- -------
Agency.................. $  173,446 $126,327     77%     7.65%    706
Non-agency..............    688,757  185,549     75      8.24     712
Home equity loans.......    140,355   46,552     84      7.91     707
Other...................      7,183  117,759     73      9.71     627
                         ----------
 Totals................. $1,009,741
                         ==========

  Quality Assurance. The Company's Quality Assurance Department (the "QAD") consists of eighteen people who operate out of its corporate headquarters in Larkspur but also includes a two-person staff based in Southern California which performs pre-funding quality control reviews for the Company's Southern California Region. Since the Company's wholesale loan origination process relies heavily on its Mortgage Sources, one of the primary functions of the QAD includes the approval and related monitoring of its Mortgage Sources. Other related functions for the QAD include the approval and monitoring of third-party appraisers, escrow companies and title companies.

  Another primary function of the QAD is to monitor overall mortgage loan quality to seek to ensure that the mortgage loan originations comply with the Company's quality standards as well as those of investors and mortgage insurers. This is accomplished through a sampling of mortgage loan files for review by the quality control unit within the QAD and through administration of a verification of income program with the Internal Revenue Service. The quality control unit of the QAD performs loan file reviews before funding and has placed an increasing emphasis on its pre-funding review since early 1997. The objective of pre-funding reviews is to ensure data integrity of the information used by the Company's underwriters in evaluating mortgage loans. The extent of the review may include validating all information or just selected elements based on assessment of risk and other selection criteria. The percentage of mortgage loans subjected to some form of additional verification prior to funding either through the special IRS program or through mortgage loan file reviews by the QAD is approximately 14% of loans submitted for origination. The quality control unit of the QAD also selects approximately 4% of funded loans for a post-funding review. A post-funding review includes a full underwriting of the mortgage loan file, including a reverification of credit, employment income and source of funds as well as a review of various closing documents. The QAD also reviews mortgage loans which revert to early payment default status. All material findings are submitted to management for response. Reporting to senior management for the pre-funding reviews occurs monthly and reporting for the post-funding reviews occurs quarterly.

  The Company devotes substantial resources and attention to improving its quality assurance functions. Notwithstanding these efforts, there can be no assurance that the Company's quality assurance procedures will prevent or mitigate losses on the mortgage loans produced or serviced by the Company. See "Risk Factors--Mortgage Loan Sales."

 MORTGAGE LOAN SALES

  As a mortgage banker, the Company originates all of its mortgage loans with the intent of selling such loans. A primary component of the Company's business strategy is to seek the most efficient method of selling its mortgage loans. In recent years, the Company has developed the capacity to access the capital markets by securitizing its mortgage loans in addition to selling them in whole loan sale transactions. The Company evaluates the sale of each mortgage loan type and compares prices available for each alternative method of sale, given current market conditions at the time and the risk characteristics of the mortgage loan type to determine which method of sale to utilize.

  The following table shows the method of sale for the Company's mortgage loans for the periods indicated:

                                                               NINE MONTHS
                             YEAR ENDED DECEMBER 31,       ENDED SEPTEMBER 30,
                         -------------------------------- ---------------------
                            1994       1995       1996       1996       1997
                         ---------- ---------- ---------- ---------- ----------
                                         (DOLLARS IN THOUSANDS)
Loans sold through
 securitization......... $  295,290 $      --  $  597,965 $  175,923 $1,442,468
Whole loan sales........  2,502,396  1,330,484  1,532,119  1,323,468  1,031,351
                         ---------- ---------- ---------- ---------- ----------
  Total................. $2,797,686 $1,330,484 $2,130,084 $1,499,391 $2,473,819
                         ========== ========== ========== ========== ==========

  Securitization. In the second half of 1996, the Company began to securitize substantially all of its non-agency mortgage loans and home equity mortgage loans. Securitization is the process of pooling mortgage loans and issuing securities, such as mortgage pass-throughs, or collateralized mortgage bonds or notes. Under SFAS No. 125, regardless of whether the securities issued are in the form of equity or debt securities, the transaction will generally be treated for accounting purposes as a sale of the underlying mortgage loans. The Company intends to structure all of its securitizations to qualify as sales for accounting purposes, with a resulting gain reflected at the time of sale. Only the net retained interest in the securitized mortgage loans remains on the balance sheet. Net cash proceeds from such securitizations will be available to support new mortgage loan originations and to repay borrowings under the Company's warehouse facilities. The Company carries out its securitizations through its wholly-owned subsidiary Headlands Mortgage Securities, Inc. ("HMSI"). HMSI maintains separate shelf registration statements for the non-agency mortgage loan and home equity mortgage loan securitization programs.

  The Company believes that its ability to access the capital markets through securitization is important to its overall business strategy in several ways. Securitization is a very efficient method of selling the Company's non-agency and home equity mortgage loans. Under the non-agency mortgage loan securitization program, the Company generally sells the more senior classes of the securities produced by the securitization for cash and retains one or more of the subordinated classes. Such securities are carried on the balance sheet at their estimated fair market value (based on market prices for similar securities) under the line item "retained interests in securitizations." Due to the relatively high credit quality of the mortgage loans in these securitizations, the amount of subordinated securities retained by the Company represents a relatively small percentage (generally less than 2%) of the total principal of the mortgage loans securitized. In addition, the market value of the classes of securities sold generally permits the Company to receive cash in an amount equal to or greater than its cost of funding the mortgage loans. As a result, the securitization of the Company's non-agency mortgage loans to date has not required a substantial amount of the Company's available cash. In the future, the Company may elect to retain additional classes of securities in such securitizations which would require additional funds.

  Under the home equity mortgage loan securitization program, the Company generally sells the home equity mortgage loan securities for cash and a retained trust interest that represents (i) an interest (which is subordinated to payment on the securities sold) in the principal of the mortgage loans securitized (the "Principal Amount") and (ii) the right to the excess of future expected interest payments to be received on the mortgage loans securitized over the future interest payments required to be made on the securities sold (the "Interest-only Residual"). The estimated values of the Principal Amount and is the Interest-only Residual are shown on the balance sheet under the line item "retained interests in securitizations." The securitizations of the Company's home equity mortgage loans generate negative cash flow compared to the cost of the mortgage loans securitized. The Company to date has elected to mitigate the extent of negative cash flow by selling a portion of the Interest-only Residual in connection with the home equity mortgage loan securitizations. In the future, the Company may elect to retain the full amount of the Interest-only Residual in order to receive the future cash flows generated thereby. In such event, the negative cash flow at the time of effecting the securitization would be increased.

  Securitization also supports the Company's wholesale origination channel by increasing its flexibility in competing for non-agency mortgage loans. The parameters of mortgage loan characteristics that may be included in a pool to be securitized are generally broader than would be the case if the pool were to be sold in a traditional whole loan sale to a financial institution. Mortgage loan characteristics in securitizations are subject to the requirements of the rating agencies and of any third-party credit enhancer that may be involved, such as a monoline insurance company. The Company believes, however, that these requirements generally provide more flexibility in originating mortgage loans than would be the case under a traditional whole loan sale method. This additional flexibility enables the Company to compete more aggressively for mortgage loans and provide better service to its Mortgage Sources.

  The retained interests in the non-agency mortgage loan securitizations are in the form of classes of subordinated securities which can be sold or pledged by the Company. The retained interests in the home equity mortgage loan securitizations are in the form of trust interests that are restricted as to transfer and cannot be sold by the Company. The Company's retained interests in its securitizations, regardless of the form, are subordinated to the classes of securities issued to investors in such securitizations with respect to future losses of principal and interest on the underlying mortgage loans. Accordingly, any such losses incurred on the underlying mortgage loans will be applied first to reduce the remaining amount of the Company's subordinated retained interest, until reduced to zero. In addition, with respect to the Interest-only Residual retained in the home equity loan securitizations, to the extent the actual loss rates, prepayment rates or other characteristics experienced on a pool of mortgage loans differ adversely from the assumptions used to evaluate the residual interest at the time of sale, a reduction in the fair value of such interest on the balance sheet may be required in a future period, with a corresponding charge to income.

  Whole Loan Sales and Exchanges. Sales of mortgage loans and exchanges of pooled mortgage loans for securities are conducted by the Company's Secondary Marketing Department. The Company's whole loan sales and exchanges of mortgage loans are generally made without recourse to the Company. The Company sells or exchanges substantially all of its Agency mortgage loans through normal secondary channels. The Company also generally sells its closed-end home equity mortgage loans through whole loan sales rather than through the home equity mortgage loan securitization program when the price received from whole loan sales is more attractive to the Company. From time to time the Company sells qualifying Jumbos to one of the privately-sponsored national mortgage conduit programs; such Jumbos are also included at times in the Company's non-agency mortgage loan securitization program along with the Alternative A mortgage loans. The Company sells substantially all of its other mortgage loans (i.e., subprime mortgage loans) on a whole loan basis (servicing released) in order to avoid the credit risk associated with such mortgage loans.

  Representations and Warranties. In connection with both securitizations and whole loan sales and exchanges, the Company makes representations and warranties to the buyers thereof which it believes are customary in the industry relating to, among other things, compliance with laws, regulations and program standards and accuracy of information. In the event of a breach of these representations and warranties, the Company may be required to repurchase these mortgage loans and indemnify the investors for damages caused by the breach. If a repurchase request is made, the Company will either (i) attempt to remedy the deficiency and have the investors rescind the rejection of the mortgage loan or (ii) refinance or sell the mortgage loan, sometimes at a loss. Mortgage loans repurchased from investors have represented an insignificant percentage of total mortgage loan originations based on the aggregate principal balance over the last three fiscal years. The Company has implemented a stringent quality assurance program monitoring the most important stages of the mortgage loan origination process to minimize the number of mortgage loans rejected by investors. See "--Quality Assurance" and "--Mortgage Loan Servicing--Credit and Contractual Risks."

 OPERATIONS AND INFORMATION SERVICES

  The Company's offering of a broad range of conventional and specialized mortgage loan products requires the timely delivery of such mortgage loan products to the branches and careful monitoring and tracking of the origination of such mortgage loan products through delivery to the ultimate investor. For this reason, the Company focuses on the development of its operations and technology capabilities and has organized many of the production and servicing functions under the Operations Department in order to promote the coordination of these functions. The Operations Department includes the following key functions:

     .Underwriting/Branch Operations        .Loan Delivery
     .Loan Closing/Document Tracking        .Quality Assurance
     .Systems Support                       .Corporate Training
     .Computer Services                     .Servicing

Each department manager is responsible for the day-to-day activities of specified areas and reports to the Executive Vice President of Operations with respect to communications between departments, coordinating services to branch offices and long range planning issues, such as technology development.

  The Company uses a mortgage loan origination and administration system modified to meet the Company's specific needs, that has largely eliminated many of the manual efforts associated with underwriting, funding and loan delivery. This system provides real-time access to the information used by each department in operations as well as the secondary marketing and treasury departments. This Company-wide system provides a smooth flow of data from the origination process until the mortgage loan is purchased by the investor. These integrated systems also improve data integrity because information is not re-keyed or transferred to multiple mortgage loan-tracking systems.

  Prior to 1997, functions that were formerly conducted from a central location in Larkspur were decentralized and moved to the branch offices. Underwriting and closing document preparation are two such functions. Decentralization of these functions has enabled the Company to offer prompt and efficient service. Staffing each branch with management and staff who have an understanding of the local market also increased the Company's ability to assess mortgage loan quality and resolve broker-related issues more efficiently. Operations functions which remain centralized include quality assurance, systems programming and support, loan delivery and servicing.

  Branch operations management has substantial contact with and receives direction from senior management at the the Company's headquarters office. Typical daily interaction between a branch operations officer and the headquarters' staff include resolutions of underwriting exceptions, interpretation of investor guidelines and requests from a branch for systems support. The Company's operations procedure manual specifies workflow and communication methods and underwriting requirements not specifically mentioned in investor guidelines, but which the Company determines are prudent. The procedure manual is also the vehicle by which internal procedures and controls are disseminated to all operations personnel. All such procedures are designed to ensure consistent, investment quality mortgage loan originations and an efficient production environment.

  The Information Services Department is responsible for implementing, supporting and improving the software and hardware technology employed in the Company. Specifically, the Information Services Department concentrates on applications programming, applications development and analysis of new software technologies which can be used within the Company to improve information flow and operating efficiencies. The Information Services Department also focuses on the integration and support of hardware technologies including those established in the branch offices.

 HEDGING ACTIVITIES

  The Company originates and purchases mortgage loans and sells them primarily through securitizations and whole loan sales. The market value of fixed-rate mortgage loans are sensitive to changes in market interest rates. If interest rates rise between the time the Company commits to originate at a specific rate ("rate lock") or originates or purchases the mortgage loans and the time the mortgage loans are committed for sale, there may be a decline in the market value of the mortgage loans. To protect against such possible declines, the Company has adopted a hedging strategy.

  The Company retains the services of Tuttle & Co., an unaffiliated advisory firm specializing in mortgage loan pipeline management to assist the Company in seeking to minimize the interest rate risk associated with the time lag between when loans are rate-locked and when they are committed for sale or exchanged in the secondary market. Individual mortgage loan risks are aggregated by note rate, mortgage loan type and stage in the pipeline, and are then matched, based on duration, with the appropriate hedging instrument, thus mitigating basis risk until closing and delivery. The Company currently hedges its mortgage loan pipeline through a combination of forward sales of Fannie Mae mortgage-backed securities and forward whole loan sales. The Company determines which alternative provides the best execution in the secondary market. As a managed account of Tuttle & Co., the Company is able to take advantage of Tuttle's reporting services, including pipeline, mark-to-market, commitment and position reporting.

  Gains and losses on hedging transactions are recorded at the time of settlement with the counterparty to the transaction, while the related gain or loss on the mortgage loans in the pipeline are recorded at settlement.

  The Company believes that it has implemented a cost-effective hedging program to provide a level of protection against changes in the market value of its fixed-rate mortgage loans held for sale. However, an effective hedging strategy is complex and no hedging strategy can completely insulate the Company against such changes.

  The Company does not presently hedge against declines in value in its servicing portfolio and hedges only to a limited extent against declines in value of its retained interests in securitizations. Such declines could occur due to market interest rate changes and the effects of early prepayments of the mortgage loans serviced.

 MORTGAGE LOAN SERVICING

  General. Mortgage loan servicing includes collecting payments from borrowers and remitting those funds to investors, accounting for mortgage loan principal and interest, reporting to investors, holding custodial funds for payment of mortgage-related expenses such as taxes and insurance, advancing funds to cover delinquent payments, inspecting the mortgaged premises as required, contacting delinquent borrowers, supervising foreclosures and property disposition in the event of unremedied defaults, and otherwise administering the mortgage loan.

  The Company's fees for servicing mortgage loans generally range from 0.25% to 0.50% per annum on the outstanding principal balances of the mortgage loans. Servicing fees are collected by the Company out of monthly remittances to investors. Other sources of mortgage servicing rights revenues include late charges, assumption and modification fees and prepayment penalties. The Company must cover general overhead and other normal costs associated with mortgage servicing rights, such as computer and personnel costs. The Company is also required to pay certain costs in connection with foreclosure proceedings on defaulted mortgage loans for which it may not be fully reimbursed. Potential exposure to foreclosure costs is contrasted to losses on principal amounts, as to which the Company has limited liability because substantially all of the mortgage loans in its mortgage loan servicing portfolio are sold or exchanged to investors in the secondary mortgage market on a nonrecourse basis. See "--Credit and Contractual Risks."

  In 1993, the Company established its Servicing Center in Santa Rosa, California. The Servicing Center became operational in February 1994 and presently occupies approximately 13,000 square feet. The Servicing Center is fully integrated into the Company's networking system and employs a well-established, experienced provider of computing services, Alltel Information Services Inc. for its mortgage loan servicing computing services. The Company believes that the Servicing Center has the capacity to substantially increase the number of mortgage loans that it services without significantly increasing its fixed operating costs. Prior to the time the Servicing Center became operational, the Company's mortgage loan servicing portfolio was subserviced by a separate servicing entity and the Company was not actively engaged in servicing activities.

  The following table provides certain information regarding changes in the Company's mortgage loan servicing portfolio:

                                                             NINE MONTHS
                             YEAR ENDED DECEMBER 31,     ENDED SEPTEMBER 30,
                             --------------------------  --------------------
                              1994     1995      1996      1996       1997
                             -------  -------  --------  ---------  ---------
                                        (DOLLARS IN MILLIONS)
   Beginning Servicing
    Portfolio............... $ 4,283  $ 4,779  $  4,149  $   4,149  $   4,387
   Add: Originations........   2,410    1,356     2,284      1,644      2,527
   Less: Bulk sales of
    servicing rights........    (736)    (943)   (1,033)    (1,033)    (1,823)
   Less: Amortization and
    prepayments.............    (611)    (507)     (543)      (386)      (522)
   Less: Service released
    sales...................    (567)    (536)     (470)      (402)      (566)
                             -------  -------  --------  ---------  ---------
   Ending Servicing
    Portfolio............... $ 4,779  $ 4,149  $  4,387  $   3,972  $   4,003
                             =======  =======  ========  =========  =========

  The following table sets forth certain information regarding the Company's mortgage loan servicing portfolio:

                                                                   NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
                                     ----------------------------  ------------------
                                       1994      1995      1996      1996      1997
                                     --------  --------  --------  --------  --------
Agency mortgage loans:
  Number of mortgage loans.........    18,677    15,835    17,118    16,497    12,899
  Percent of total number..........     64.24%    58.09%    49.82%    55.24%    34.88%
  Principal amount (in millions)...  $  2,371  $  1,911  $  2,026  $  1,954  $  1,465
  Percent of total principal
   amount..........................     49.61%    46.06%    46.18%    49.19%    36.61%
Non-agency mortgage loans:
  Number of mortgage loans.........    10,133    11,178    12,487    10,729    13,269
  Percent of total number..........     34.85%    41.00%    36.34%    35.93%    35.87%
  Principal amount (in millions)...  $  2,396  $  2,228  $  2,192  $  1,926  $  2,136
  Percent of total principal
   amount..........................     50.14%    53.70%    49.97%    48.50%    53.35%
Home equity mortgage loans:
  Number of mortgage loans.........       266       248     4,695     2,636    10,739
  Percent of total number..........      0.91%     0.91%    13.66%     8.83%    29.04%
  Principal amount (in millions)...  $     12  $     10  $    161  $     92  $    394
  Percent of total principal
   amount..........................      0.25%     0.24%     3.67%     2.31%     9.83%
Other mortgage loans(1):
  Number of mortgage loans.........        --        --        63        --        78
  Percent of total number..........        --        --      0.18%       --      0.21%
  Principal amount (in millions)...        --        --  $      8        --  $      8
  Percent of total principal
   amount..........................        --        --      0.18%       --      0.21%
Total mortgage loans serviced:
  Number of mortgage loans.........    29,076    27,261    34,363    29,862    36,985
  Principal balance (in millions)..  $  4,779  $  4,149  $  4,387  $  3,972  $  4,003
  Average principal balance .......  $164,362  $152,195  $127,666  $133,006  $108,235
  Average coupon--first lien.......      7.13%     7.79%     8.05%     7.94%     8.17%
  Average coupon--home equity......      9.55%     9.46%     9.60%     8.15%     9.93%

--------
(1) Consists of subprime mortgage loans.

  The following table sets forth certain information regarding the number and aggregate principal balance of the mortgage loans serviced by the Company at September 30, 1997, including both fixed and adjustable rate mortgage loans, at various mortgage interest rates:

                                                                         PERCENT OF
                             NUMBER  PERCENT OF TOTAL TOTAL PRINCIPAL     AGGREGATE
    MORTGAGE INTEREST RATE  OF LOANS NUMBER OF LOANS      BALANCE     PRINCIPAL BALANCE
    ----------------------  -------- ---------------- --------------- -----------------
                                                      (IN THOUSANDS)
   0.00-6.99%..............   5,190        14.03%       $  495,675          12.38%
   7.00-7.49...............   2,856         7.72           374,804           9.36
   7.50-7.99...............   3,410         9.22           453,338          11.32
   8.00-8.49...............   4,695        12.69           728,904          18.21
   8.50-8.99...............   7,089        19.17         1,072,629          26.80
   9.00-9.49...............   3,195         8.64           364,132           9.10
   9.50-9.99...............   1,885         5.10           148,095           3.70
   10.00 and over..........   8,665        23.43           365,502           9.13
                             ------       ------        ----------         ------
     Total.................  36,985       100.00%       $4,003,079         100.00%
                             ======       ======        ==========         ======

  As of September 30, 1997, approximately 73% of the above mortgage loans serviced by the Company were fixed interest rate mortgage loans. If mortgage interest rates decline the Company's prepayment rate is likely to increase, thereby negatively affecting the Company's income. See "Risk Factors--Interest Rate Fluctuations-- Servicing Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Mortgage Loan Servicing Portfolio." This negative effect on the Company's income may be offset by a rise in origination and servicing income attributable to new mortgage loan originations, which historically have increased as mortgage interest rates have declined.

  The Company believes the credit quality of the mortgage loans that it originates, the relative age of mortgage loans it services and the economic factors impacting the areas it serves, among other factors, have resulted in relatively low delinquency ratios of the Company's mortgage loan servicing portfolio compared to industry averages. See "Risk Factors--Delinquency and Default." The Servicing Center is responsible for administering the collection of mortgage loans, maintenance of those properties in foreclosure and REO. Pursuant to the Company's procedures, once a borrower has missed a scheduled payment, over the next 45 days the Company's collections department attempts to establish contact with the borrower both by telephone and by sending two automatic notices of delinquency to solve the delinquency. In many instances, the delinquency is resolved, but if it is not, the collections department generally records a notice of default, subject to prior notice to the borrower, and commences foreclosure proceedings. Approximately seven months after the delinquency, and after meeting all the legal requirements for foreclosure, the property is sold at a trustee sale absent any intervening act by the borrower. The following table shows (with the principal amount of delinquent and foreclosed mortgage loans as a percentage of the principal amount of the Company's total mortgage loan servicing portfolio) the Company's recent delinquency statistics:

                                                                   AT
                                          AT DECEMBER 31,     SEPTEMBER 30,
                                         -------------------  --------------
                                         1994   1995   1996    1996    1997
                                         -----  -----  -----  ------  ------
   Delinquency of Mortgage Loans
    Serviced (at end of period):
     30 days............................  1.12%  1.03%  1.36%   1.02%   0.96%
     60 days............................  0.17   0.23   0.13    0.15    0.13
     90 days or more....................  0.17   0.17   0.04    0.06    0.13
                                         -----  -----  -----  ------  ------
       Total delinquencies..............  1.46%  1.43%  1.53%   1.23%   1.22%
                                         =====  =====  =====  ======  ======
   Foreclosures Pending.................  0.35%  0.53%  0.57%   0.64%   0.26%

  Purchase and Sale of Mortgage Servicing Rights. The Company intends to increase the size of its mortgage loan servicing portfolio by retaining a significant portion of the mortgage loan servicing rights related to the mortgage loans it originates. The Company has no plans to increase its mortgage loan servicing rights portfolio through bulk or flow purchase of mortgage loan servicing rights from others, although it may do so if a strategic purchase opportunity presents itself.

  The Company may from time to time sell portions of its mortgage loan servicing portfolio, and may elect to sell mortgage loans it has originated on a servicing-released basis, based on strategic factors, such as market conditions and financial objectives. These sales increase revenue at the time of sale but reduce future servicing fee income. Prices obtained for mortgage loan servicing rights vary, and it is not possible to anticipate what price the Company will receive for any future sales. Among the factors that influence the value received for mortgage servicing rights are servicing fee rates, anticipated prepayment rates, average mortgage loan balances, servicing costs, custodial account balances, delinquency and foreclosure experience, and purchasers' required rates of return. The Company's owned servicing portfolio at September 30, 1997 consisted of servicing rights to mortgage loans with an aggregate outstanding principal balance of $4.0 billion, of which $2.3 billion was capitalized on the Company's balance sheet. During 1996 and 1995, the Company sold mortgage servicing rights with aggregate principal balances of $1.0 billion and $0.9 billion, respectively.

  In general, the decision to sell, buy or retain mortgage loan servicing rights is based upon the market for and value of mortgage loan servicing rights, the Company's current financial needs and objectives, including, among other things, its cash and/or capital requirements and its debt-to-equity and other financial ratios. The Company's ability to sell its servicing rights under its various servicing agreements with investors is generally subject to the consent of the investors. In addition, under the servicing provisions governing the Company's securitizations, the successor servicer is subject to prior approval of the rating agencies rating the subject securities.

  Credit and Contractual Risks. As a seller and servicer of mortgage loans, the Company contractually obligates itself to assume certain risks with respect to the mortgage loans that it sells and services. Mortgage loan servicers, such as the Company, are also typically required to pay (or at least advance) delinquent mortgage loan payments and certain costs in connection with foreclosure proceedings on defaulted mortgage loans, for which the servicers may not be fully reimbursed. The Company must bear the costs associated with making such advances. The Company's underwriting, quality assurance and internal audit procedures are designed in part to limit its delinquency and default risk. The Company also follows policies and procedures designed to minimize risks associated with representations and warranties made by the Company with respect to mortgage loans that it sells. See "--Mortgage Loan Originations--Underwriting" and "--Quality Assurance."

  Mortgage loan servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Failure to service the mortgage loans in accordance with contract requirements may lead to a termination of the mortgage loan servicing rights without the payment of any compensation.

 MORTGAGE LOAN FUNDING AND BORROWING ARRANGEMENTS

  The Company utilizes short-term warehouse facilities and repurchase agreements to fund mortgage loan originations and purchases. In October 1993, the Company entered into a mortgage loan warehousing agreement (the "Warehouse Facility"). Under the terms of the Warehouse Facility, the Company has available a $215 million warehouse line of credit secured by the mortgage loans the Company originates or purchases. The Company is required to comply with various operating and financial covenants as defined in the agreements governing the agreement. Such covenants include restrictions on (i) changes in the Company's business that would materially and adversely affect the Company's ability to perform its obligations under the facility, (ii) selling any asset other than in the ordinary course of business, and (iii) maximum debt and distributions allowed. Such covenants also contain requirements for
(i) minimum net worth and mortgage loan servicing portfolio balances and (ii) maximum leverage ratios. In accordance with industry practice, the Warehouse Facility is renewable by the lenders annually and currently expires on November 4, 1999. The Company expects, although there can be no assurance, that the Warehouse Facility will continue to be available in the future. At September 30, 1997, the outstanding balance under the Warehouse Facility was $133.9 million.

  In addition to the Warehouse Facility, the Company makes regular use of certain uncommitted lines of credit, short-term credit facilities and purchase and sale agreements (such as repurchase or "gestation" agreements) provided by major investment banks and a major corporation. These facilities permit the Company to diversify its borrowing resources, while accelerating the turnover of mortgage loans in inventory, reducing interest costs and permitting greater mortgage loan origination volumes.

  The Company currently has two uncommitted whole loan repurchase agreements with major investment banks. Under the terms of these agreements, the Company may pledge mortgage loans originated or purchased to obtain additional liquidity while mortgage loans are held until securitization or are sold through whole loan sales. Amounts outstanding under these agreements at September 30, 1997 were $79.2 million and $36.7 million.

  In addition, the Company has entered into an uncommitted mortgage loan purchase and sale agreement with a major investment bank. Under the terms of this agreement, mortgage loans which are subject to a "take-out" commitment between the Company and an investor, but have not yet been purchased, may be sold to the investment bank with the accompanying trade assignment. This allows the Company to accelerate turnover and provide additional liquidity to fund additional mortgage loans.

  The last of the Company's warehousing facilities is a $15.0 million warehouse line of credit with a major corporation. This agreement expires on October 31, 1998. At September 30, 1997, the Company had $1.6 million outstanding under this facility.

  The Company also has a $12.0 million operating line of credit from a group of commercial banks who are also lenders in the Warehouse Facility. This operating line of credit is secured by certain servicing contracts of the Company and is limited by the amount of servicing pledged as security. This operating line of credit, which has a conversion option to a three-year, amortizing term loan, is renewable from time to time and expires on November 4, 1998. At September 30, 1997, the Company had no outstandings under this line of credit.

  In addition to these financing sources, the Company also has various repurchase agreements with major investment banks which are collateralized by certificates reflecting interest in the Company's private securities. At September 30, 1997, the Company had $3.4 million outstanding under these agreements.

  The Company is required to comply with various operating and financial covenants as provided in the agreements as described above, the most restrictive of which are those relating to the Warehouse Facility as described above.

  The Company relies on securitizations and whole loan sales to generate cash proceeds for repayment of its warehouse facilities and to create availability to purchase additional mortgage loans. Several factors affect the Company's ability to complete securitizations of its loans, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, and the credit quality of the Company's portfolio of mortgage loans. Unanticipated delays in closing a securitization could also increase the Company's interest rate risk by increasing the warehousing period for its mortgage loans.

COMPETITION

  The mortgage banking business is highly competitive. The Company competes with other wholesale and retail mortgage banking entities, mortgage brokers and financial institutions, many of which have substantially greater financial and other resources than the Company. The market for mortgage loan originations is also significantly influenced by interest rate levels and changes as well as demographic and other factors. The Company expects greater competition from its existing competitors. In addition, Fannie Mae and Freddie Mac are currently developing technologies and business practices that will expand the scope of mortgage loans eligible to be Agency mortgage loans to include some Alternative A and subprime mortgage loans. The foregoing factors may result in lower mortgage loan origination volume, compressed pricing margins or other challenging or adverse effects for the Company. Mortgage brokers compete on the basis of service, range of mortgage loan products and pricing. Retail mortgage banking companies have direct access to borrowers and generally are able to sell their mortgage loans to the same entities that purchase the Company's mortgage loans. The Company depends primarily on mortgage brokers for originating new mortgage loans. Competitors also seek to establish relationships with mortgage brokers who are not obligated by contract or otherwise to continue to do business with the Company. Although independent mortgage bankers may not possess the financial resources of those affiliated with larger financial institutions, management believes that such independent companies have the potential to be more adept at adjusting to changing market conditions. See "Risk Factors--Competition."

EMPLOYEES

  As of September 30, 1997, the Company had 595 full-time employees, 18 part-time employees and 3 temporary employees on its payroll. Approximately 297 of the Company's employees were employed at the Company's headquarters in Larkspur, California. The Company's employees are not represented by any collective bargaining unit. The Company believes that it maintains good relations with its employees.

PROPERTIES

  The principal executive and administrative offices of the Company occupy approximately 49,600 square feet of commercial office space in Larkspur, California, under three separate leases expiring on various dates in 1997 and 1998. The Company leases approximately 13,000 square feet of additional space in Santa Rosa, California, for its Servicing Center under a lease expiring November 30, 1998, and an additional 46,100 square feet at various locations in connection with its branch offices, for lease terms expiring at various dates from 1997 through 2001. The Company does not own any real estate except for its interest in real estate held in the ordinary course of business (including real estate owned as a result of foreclosure). The Company intends to lease additional office space in connection with the expansion of its branch office system. See "--Business Strategy."

LEGAL PROCEEDINGS

  The Company is not a party to any material litigation. Additionally, the Company's management is not aware of any pending or threatened claims against the Company that might materially adversely affect the Company's operating or financial results.

REGULATION

  The Company is subject to the rules and regulations of, and examinations by, FNMA, FHLMC, VA, HUD and state and local regulatory and housing authorities with respect to originating, processing, underwriting, selling, securitizing and servicing mortgage loans. In addition, there are other federal and state statutes and regulations, as well as judicial decisions, affecting such activities. These rules, regulations and decisions may, among other things: impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features; and, in some cases, set maximum interest rates, fees and loan amounts. Among other federal consumer credit laws, mortgage loan origination activities are subject to the ECOA, Truth-in-Lending Act, RESPA, the Fair Housing Act, the Fair Credit Reporting Act, the Home Mortgage Disclosure Act, as well as the regulations promulgated thereunder. These laws prohibit certain types of discrimination, kickbacks and referral fees, and require the disclosure of certain information to borrowers concerning credit and settlement costs. Many of the regulatory requirements are designed to protect the interests of consumers, while others protect the owners or insurers of mortgage loans. Failure to comply with these requirements can lead to loss of approved status, termination of servicing contracts without compensation to the servicer, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions, which may involve civil money penalties and, in some instances, treble damages. Although the Company believes that it is in compliance in all material respects with applicable federal and state laws, rules and regulations, the requirements to which the Company is subject often are ambiguous and subject to differing interpretations. There can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future or that existing laws, rules and regulations, or the provisions of the mortgage loan documents with mortgagors, will not be interpreted in a more restrictive manner, which could make compliance more difficult or expensive, restrict the Company's ability to originate, purchase, sell or service mortgage loans, further limit or restrict the amount of interest and other charges earned from loans originated, purchased or serviced by the Company, expose the Company to claims by mortgagors and administrative enforcement actions, or otherwise adversely affect the business, financial condition or prospects of the Company. See "Risk Factors--Regulation and Legislation."

  Certain conventional mortgage loans are subject to state usury statutes. Federally related first-lien mortgage loans are exempt from the effect of such statutes. Despite federal exemption of state usury limits, the Company must comply with usury statutes in those states that have opted out of the preemption. Various state laws affect the Company's mortgage banking operations. The Company is licensed to do business in those states where the Company's operations require such licensing.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company and their positions are as follows:

NAME                                                       POSITION
----                                                       --------
Peter T. Paul........... President, Chief Executive Officer and Director
Becky S. Poisson........ Executive Vice President--Operations and Director
Gilbert J. MacQuarrie... Executive Vice President, Chief Financial Officer and Secretary and Director
Steven M. Abreu......... Executive Vice President, Production and Secondary Marketing

 Directors and Executive Officers

  Peter T. Paul, age 54, has been President, founder and major stockholder of the Company since it began operations in 1986. He also holds the position of Chief Executive Officer. Prior to founding the Company, he was Vice President of United Century Mortgage in California and was responsible for wholesale mortgage lending in several western states. From 1977 to 1980, Mr. Paul was Executive Vice President and director of Lindsey & Co. in charge of all its mortgage banking activities. Mr. Paul's substantial experience in the secondary mortgage market includes positions in the Secondary Mortgage Marketing Departments for Ticor and IMI, mortgage insurance companies, and as a GNMA salesman for Weeden & Co. Mr. Paul received a B.A. degree in business administration from the University of New Hampshire in 1967 and was awarded an M.B.A. degree from Boston University in 1971. Mr. Paul has 25 years experience in the mortgage banking industry and is a Director of the California Mortgage Bankers Association.

  Becky S. Poisson, age 47, is Executive Vice President, Operations of the Company and has served in such capacity since January of 1994. From 1992 through 1993, Ms. Poisson was Senior Vice President, Operations. She oversees the day-to-day operations of the Company's underwriting, funding, branch operations, mortgage loan delivery, information services, servicing and Quality Assurance Department. Prior to joining the Company, Ms. Poisson was Vice President of Operations at Bank of San Francisco. From 1988 to 1990, Ms. Poisson was Vice President--Regional Underwriting Manager of Security Pacific National Bank, and from 1986 to 1988 she was Vice President of Asset Management of Unified Mortgage Company. From 1984 to 1986, Ms. Poisson was Vice President of Loan Acquisitions/Sales for Farmers' Savings Bank, and from 1974 to 1984, Ms. Poisson was responsible for all closing operations for Lindsey and Company, Inc. Ms. Poisson received a B.A. degree from the University of Wisconsin in 1971. Ms. Poisson has 23 years experience in the banking and mortgage banking industries.

  Gilbert J. MacQuarrie, age 43, is Executive Vice President, Chief Financial Officer and Secretary of the Company and has served in such capacities since 1997. From 1994 to 1997, Mr. MacQuarrie served as Senior Vice President, Chief Financial Officer and Secretary, and from 1987 to 1994 he served in both capacities of Controller and Assistant Controller of the Company. As head of the Company's Corporate Finance Group, Mr. MacQuarrie is responsible for accounting, treasury, finance and human resources. Mr. MacQuarrie received a B.A. degree from Sonoma State University and is a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

  Steven M. Abreu, age 33, is Executive Vice President, Production and Secondary Marketing of the Company and has served in such capacity since 1997. Mr. Abreu has been elected to serve as a director of the Company effective upon the pricing of the Offering. Mr. Abreu served as Senior Vice President, Production and Secondary Marketing since 1994 and 1996, respectively. He is responsible for all of the Company's production offices, national expansion and secondary marketing activities. Mr. Abreu served as Assistant Vice President of Secondary Marketing from 1988 to 1992. Prior to rejoining Headlands in 1994, Mr. Abreu was Vice President and Institutional Mortgage Bond Salesman for Donaldson, Lufkin & Jenrette. Mr. Abreu has a B.S. degree from the University of San Francisco.

 Additional Directors

  The Company has elected three additional directors effective upon the pricing of the Offering. Such directors will be "outside directors." An "outside director" is a director who is not (i) an employee of the Company,
(ii) a 5% stockholder of the Company, (iii) a director, officer or general partner of a 5% stockholder of the Company, or (iv) a director, officer or general partner of a general partner of a 5% stockholder of the Company.

  Mark L. Korell, age 50, was elected to serve as a director of the Company effective upon the pricing of the Offering. Mr. Korell is president and chief executive officer of Industrywide Mortgage Exchange ("IMX"), San Ramon, California, a recently formed software company which facilitates mortgage loan sales between loan originators and mortgage lenders. From 1995 to 1997, Mr. Korell served as group president and chief executive officer of Norwest Mortgage, Inc., Des Moines, Iowa, a nationwide mortgage lender and mortgage loan servicer. From 1993 to 1995, Mr. Korell served as president and chief executive officer of GMAC Mortgage Group, Minneapolis, Minnesota, and from 1986 to 1993, as president and chief executive officer of Residential Funding Corp., Minneapolis, Minnesota. Mr. Korell has a B.S. degree from the University of Wisconsin (Madison) and an M.B.A. degree from Stanford Business School.

  Leonard Auerbach, age 51, was elected to serve as a director of the Company effective upon the pricing of the Offering. Mr. Auerbach is president of L, B, A and C, Inc., Orinda, California, which offers consulting services to mortgage lenders. From 1989 to 1997, Mr. Auerbach and L, B, A and C, Inc. served as general partners in Tuttle & Co., which offered consulting services in connection with the management of residential mortgage loan origination pipeline risk. Since 1987, Mr. Auerbach has served as a trustee of the Robertson Stephens Investment Trust, San Francisco, California, an investment trust of twelve publicly traded mutual funds. Mr. Auerbach has a Ph.D. degree from the University of California (Berkeley).

  Mark E. Lachtman, age 54, was elected to serve as a director of the Company effective upon the pricing of the Offering. Mr. Lachtman is president of First Capital Group, Inc., San Rafael, California, a mortgage brokerage company that he founded in 1983. He previously served as director of production for Fair, Isaac & Co., San Rafael, California, from 1978 to 1982. He is a founding director and currently treasurer of the California Association of Mortgage Brokers, North Bay Chapter. Mr. Lachtman has a B.A. degree from the University of California (Berkeley) and a Ph.D. degree from the University of Maryland.

COMMITTEES OF THE BOARD

  Audit Committee. The Company has established an Audit Committee effective upon the pricing of the Offering composed of Messrs. Korell, Auerbach, Lachtman and MacQuarrie and Ms. Poisson. The Audit Committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

  Compensation Committee. The Company has established a Compensation Committee effective upon the pricing of the Offering composed of the three outside directors. The Compensation Committee will determine the compensation of the Company's executive officers and administer the Company's stock option plan.

  Other Committees. The Board of Directors may establish other committees as deemed necessary or appropriate from time to time, including, but not limited to, an Executive Committee of the Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS

  No interlocking relationship exists between the Company's Board of Directors or officers responsible for compensation decisions and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

COMPENSATION OF DIRECTORS

  Outside directors receive automatic stock options pursuant to the Company's Stock Option Plan. See "--Executive Compensation--Stock Option Plan--Automatic Grants to Non-Employee Directors." None of the directors of the Company has received any separate compensation for service on the Board of Directors or on any committee thereof. Following the consummation of the Offering, the Company expects to pay outside directors $10,000 per year. In addition, upon pricing of the Offering, each outside director will be granted options to purchase 10,000 shares of Common Stock at the initial public offering price. All directors will receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company will receive separate compensation for services rendered as a director.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  Management of the Company receives annual base salaries. Mr. Paul, Ms. Poisson, Mr. MacQuarrie and Mr. Abreu currently receive base salaries of $90,000, $120,000, $120,000 and $120,000, respectively. The base salaries may be raised at the discretion of the Compensation Committee. In addition, the Board of Directors has established a bonus incentive compensation plan for executive officers of the Company. This program permits the Board of Directors, in their discretion, to award cash bonuses annually to executive officers of the Company.

  The following Summary Compensation Table sets forth information concerning compensation earned in the years ended December 31, 1995, 1996 and 1997 by the Company's Chief Executive Officer and its three other executive officers serving at the end of the last completed fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                              LONG-TERM
                                                             COMPENSATION
                                                                AWARDS
                                         ANNUAL COMPENSATION  SECURITIES
                                         -------------------  UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION         YEAR SALARY($) BONUS($)   OPTIONS(#)  COMPENSATION($)
---------------------------         ---- --------- --------- ------------ ---------------
Peter T. Paul.....................  1997 $  90,000 $ 510,287       --           --
President and Chief Executive       1996    90,000   510,750       --           --
Officer                             1995    90,000     8,000       --           --
Becky S. Poisson..................  1997 $ 113,000 $ 100,000    70,000          --
Executive Vice President,           1996    94,000    30,000       --           --
Operations                          1995    82,520    35,459       --           --
Gilbert J. MacQuarrie.............  1997 $ 113,000 $ 100,000    70,000          --
Executive Vice President,           1996    94,000    30,000       --           --
Chief Financial Officer and         1995    82,000    29,479       --           --
Secretary                                                                       --
Steven M. Abreu...................  1997 $ 117,800 $ 100,000    70,000          --
Executive Vice President,           1996   100,800    30,000       --           --
Production and                      1995   104,800       --        --           --
Secondary Marketing

 Option Grants

  The following table sets forth information concerning stock options granted during the 1997 fiscal year to each of the executive officers, adjusted to give effect to the stock split. Each of the stock options to purchase Common Stock of the Company becomes exercisable as follows: 25% in July 1998 and 25% in each year thereafter.

                                                                                       POTENTIAL
                                                                                      REALIZABLE
                                                                                   VALUE AT ASSUMED
                                                                                    ANNUAL RATES OF
                                                                                      STOCK PRICE
                                                                                     APPRECIATION
                                             INDIVIDUAL GRANTS                      FOR OPTION TERM
                         --------------------------------------------------------- -----------------
                           NUMBER OF    % OF TOTAL
                          SECURITIES   OPTIONS/SARS
                          UNDERLYING    GRANTED TO
                         OPTIONS/SARS  EMPLOYEES IN     EXERCISE OR     EXPIRATION
NAME                     GRANTED(#)(1) FISCAL YEAR  BASE PRICE($/SH)(2)    DATE     5%($)    10%($)
----                     ------------- ------------ ------------------- ---------- -------- --------
Peter T. Paul...........       --           --               --              --         --       --
Becky S. Poisson........    70,000        13.51%           $4.06         7/22/07   $178,500 $452,900
Gilbert J. MacQuarrie...    70,000        13.51             4.06         7/22/07    178,500  452,900
Steven M. Abreu.........    70,000        13.51             4.06         7/22/07    178,500  452,900

                   OPTION/SAR GRANTS IN CURRENT FISCAL YEAR
--------
(1) All options were granted without related DERs.
(2) Estimated fair market value on the date of grant, as determined by independent third party appraisal.

 Option Exercises and Fiscal Year End Values

  The following table sets forth certain information with respect to the value of the options as of December 31, 1997 held by the named executive officers, adjusted to give effect to the stock split.

                         FISCAL YEAR END OPTION VALUE

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                   OPTIONS AS OF             OPTIONS AS OF
                                 DECEMBER 31, 1997       DECEMBER 31, 1997(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Peter T. Paul...............     --           --           --           --
Becky S. Poisson............     --         70,000         --        $765,800
Gilbert J. MacQuarrie.......     --         70,000         --         765,800
Steven M. Abreu.............     --         70,000         --         765,800

--------
(1) The dollar amounts set forth represent the difference between the assumed initial public offering price of $15.00 per share and the exercise price of the options, multiplied by the applicable number of shares underlying the options.

EMPLOYMENT AGREEMENTS

  The Company entered into employment agreements with Mr. Paul, Ms. Poisson, Mr. MacQuarrie and Mr. Abreu. Each agreement provides for a term through December 31, 1999 and will be automatically extended for an additional year at the end of each year of the agreement, unless either party provides a prescribed prior written notice to the contrary. Each agreement provides for the annual base salary set forth under the caption "--Executive Compensation" above and for participation by the subject officer in the bonus incentive compensation plan. Each employment agreement provides for the subject officer to receive his or her base salary and bonus compensation to the date of the termination of employment by reason of death, disability or resignation and to receive base compensation to the date of the termination of employment by reason of a termination of employment for cause as defined in the agreement. Each employment agreement also provides for the subject officer to receive, in the event that the Company terminates the subject officer's employment without cause, or if the subject officer resigns for "good reason" (as defined in the agreement, including the occurrence of a "Change of Control" of the Company as defined in the agreement), an amount equal to two times the combined salary and bonus for the last fiscal year. Section 280G of the Code may limit the deductibility of such payments by the Company for federal income tax purposes. Each employment agreement also contains a "non-compete" provision prohibiting the subject officer from competing with the Company for a period of one year following termination of employment following the Company's termination of the subject officer without cause or resignation of the subject officer for "good reason" (including a "Change of Control"). In addition, all outstanding options and Awards (see "-- Stock Option Plan" below) granted to the subject officer under the Stock Option Plan shall immediately vest upon his or her termination without cause or termination for "good reason" (including upon a "Change of Control"). "Change of Control" for purposes of the agreements would include a merger or consolidation of the Company, a sale of all or substantially all of the assets of the Company, changes in the identity of a majority of the members of the Board of Directors of the Company (other than due to the death, disability or age of a director) or acquisitions of more than 25% of the Company's capital stock, subject to certain limitations.

STOCK OPTION PLAN

  General. The Company's 1997 Executive and Non-Employee Director Stock Option Plan (the "Stock Option Plan") provides for the grant of qualified incentive stock options ("ISOs") which meet the requirements of Section 422 of the Internal Revenue Code, stock options not so qualified ("NQSOs"), deferred stock, restricted stock, performance shares, stock appreciation and limited stock awards ("Awards") and dividend equivalent rights ("DERs").

  Purpose. The Stock Option Plan is intended to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company.

  Administration. The Stock Option Plan will be administered by the Compensation Committee, which shall at all times be composed solely of "non-employee directors" as required by Rule 16b-3 under the Exchange Act. Members of the Compensation Committee are eligible to receive only NQSOs pursuant to automatic grants of stock options discussed below.

  Options and Awards. Options granted under the Stock Option Plan will become exercisable in accordance with the terms of grant made by the Committee. Awards will be subject to the terms and restrictions of the Awards made by the Committee. Option and Award recipients shall enter into a written stock option agreement with the Company. The Committee has discretionary authority to select participants from among eligible persons and to determine at the time an option or Award is granted when and in what increments shares covered by the option or Award may be purchased or will vest and, in the case of options, whether it is intended to be an ISO or a NQSO provided, however, that certain restrictions applicable to ISOs are mandatory, including a requirement that ISOs not be issued for less than 100% of the then fair market value of the Common Stock (110% in the case of a grantee who holds more than 10% of the outstanding Common Stock) and a maximum term of ten years (five years in the case of a grantee who holds more than 10% of the outstanding Common Stock). Fair market value means as of any given date, with respect to any option or Award granted, at the discretion of the Board of Directors or the Compensation Committee, (i) the closing sale price of the Common Stock on such date as reported in the Western Edition of the Wall Street Journal or (ii) the average of the closing price of the Common Stock on each day of which it was traded over a period of up to twenty trading days immediately prior to such date, or
(iii) if the Common Stock is not publicly traded (e.g., prior to the Offering), the fair market value of the Common Stock as otherwise determined by the Board of Directors or the Compensation Committee in the good faith exercise of its discretion.

  Eligible Persons. Officers and directors and employees of the Company and other persons expected to provide significant services to the Company are eligible to participate in the Stock Option Plan. ISOs may be granted to the officers and key employees of the Company. NQSOs and Awards may be granted to the directors, officers, key employees, agents and consultants of the Company or any of its subsidiaries.

  Under current law, ISOs may not be granted to any director of the Company who is not also an employee, or to directors, officers and other employees of entities unrelated to the Company. No options or Awards may be granted under the Stock Option Plan to any person who, assuming exercise of all options held by such person, would own or be deemed to own more than 25% of the outstanding shares of equity stock of the Company.

  Shares Subject to the Plan. Subject to anti-dilution provisions for stock splits, stock dividends and similar events, the Stock Option Plan authorizes the grant of options to purchase, and Awards of, an aggregate of up to 700,000 shares of the Company's Common Stock. If an option granted under the Stock Option Plan expires or terminates, or an Award is forfeited, the shares subject to any unexercised portion of such option or Award will again become available for the issuance of further options or Awards under the Stock Option Plan. The maximum number of shares covered by the Stock Option Plan will increase to 10% of the Company's total outstanding shares at any time, provided that no more than 1,000,000 shares of Common Stock shall be cumulatively available for grant as Incentive Stock Options.

  Term of the Plan. Unless previously terminated by the Board of Directors, the Stock Option Plan will terminate on September 15, 2007, and no options or Awards may be granted under the Stock Option Plan thereafter, but existing options or Awards remain in effect until the options are exercised or the options or Awards are terminated by their terms.

  Term of Options. Each option must terminate no more than ten years from the date it is granted (or five years in the case of ISOs granted to an employee who is deemed to own an excess of 10% of the combined voting power of the Company's outstanding equity stock). Options may be granted on terms providing for exercise either in whole or in part at any time or times during their restrictive terms, or only in specified percentages at stated time periods or intervals during the term of the option.

  DERs. The Plan provides for granting of DERs in tandem with any options granted under the Plan. Such DERs accrue for the account of the optionee shares of Common Stock upon the payment of dividends on outstanding shares of Common Stock. The number of shares accrued is determined by a formula and such shares may be made transferable to the optionee either upon exercise of the related option or on a "current-pay" basis so that payments would be made to the optionee at the same time as dividends are paid to holders of outstanding Common Stock. Holders of DERs may be made eligible to participate not only in cash distributions but also in distributions of stock or other property made to holders of outstanding Common Stock. Shares of Common Stock accrued for the account of the optionee are eligible to receive dividends and distributions. DERs may also be made "performance based" by conditioning the right of the holder of the DER to receive any dividend equivalent payment or accrual upon the satisfaction of specified performance objectives.

  Option Exercise. The exercise price of any option granted under the Stock Option Plan is payable in full in cash, or its equivalent as determined by the Committee. The Company may make loans available to options holders to exercise options evidenced by a promissory note executed by the option holder and secured by a pledge of Common Stock with fair value at least equal to the principal of the promissory note unless otherwise determined by the Committee.

  Automatic Grants to Non-Employee Directors. Following the pricing of the Offering, each non-employee director of the Company will be automatically granted NQSOs to purchase 10,000 shares of Common Stock without DERs. Such automatic grants of stock options vest 25% on the anniversary date in the year following the date of the grant and 25% on each anniversary date thereafter. The exercise price for such automatic grants of stock options is the initial public offering price of the Common Stock in the Offering, and is required to be paid in cash.

  Amendment and Termination of Stock Option Plan. The Board of Directors may, without affecting any outstanding options or Awards, from time to time revise or amend the Stock Option Plan, and may suspend or discontinue it at any time. However, no such revision or amendment may, without stockholder approval, increase the number of shares subject to the Stock Option Plan, modify the class of participants eligible to receive options or Awards granted under the Stock Option Plan or extend the maximum option term under the Stock Option Plan.

EMPLOYEE STOCK PURCHASE PLAN

  The 1998 Employee Stock Purchase Plan (the "ESPP") was adopted by the Board of Directors on October 20, 1997, to be effective upon the closing of this Offering. The ESPP provides employees of the Company with an opportunity to purchase shares of Common Stock at a discount and pay for their purchases through payroll deductions. All expenses incurred in connection with the implementation and administration of the ESPP will be paid by the Company. A pool of 300,000 shares of Common Stock has been reserved for issuance under the ESPP (subject to anti-dilution provisions). In general, each regular, full-time and part-time (non-seasonal) employee who has worked for at least three months and works an average of over 20 hours per week will be eligible to participate in the ESPP, provided the employee is employed as of the first day of the purchase period.

  Eligible employees may elect to contribute up to 15% of their cash compensation to purchasing shares of Common Stock under the ESPP. At the end of each six-month purchase period, the Company will apply the amount contributed by the participant during that period to purchase shares of Common Stock for the participant. The purchase price will be equal to 85% of the lower of (a) the market price of Common Stock immediately before the beginning of the applicable "offering period" or (b) the market price of Common Stock on the last business day of the purchase period. The first offering period will commence upon the effective date of this Offering and will extend through June 30, 1998. The value of the Common Stock purchased each calendar year (measured at the beginning of the offering period) may not exceed $25,000 per participant. Participants may withdraw their contributions at any time before the close of each purchase period.

                      PRINCIPAL AND SELLING SHAREHOLDERS

BENEFICIAL OWNERSHIP OF COMMON STOCK BY LARGE AND SELLING SHAREHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of Common Stock being offered hereby, by (i) each of the Selling Shareholders, and (ii) each person known to the Company to beneficially own more than five percent of the Company's Common Stock. The table reflects a 14,000-for-1 stock split effected immediately prior to the Offering.

                                           SHARES BENEFICIALLY               SHARES BENEFICIALLY
                                                  OWNED                             OWNED
                                             BEFORE OFFERING      NUMBER OF   AFTER OFFERING(1)
                                           -----------------------  SHARES   -----------------------
                                             NUMBER     PERCENT   BEING SOLD   NUMBER     PERCENT
                                           ------------ -------------------- ------------ ----------
Paul Family Group
1100 Larkspur Landing Circle, Suite 101
Larkspur, California 94939
  Peter T. Paul(2)(3).....................   14,000,000    100.0% 3,500,000    10,500,000    56.8%
  Jessica M. Paul(4)......................    1,680,000     12.0%       --      1,680,000     9.1%
  Daniel W. Paul(4).......................      840,000      6.0%       --        840,000     4.5%
  Gilbert J. MacQuarrie(4)................      840,000      6.0%       --        840,000     4.5%
  Paul Family Group (exclusive of the Vot-
   ing Trust).............................    8,400,000     60.0%       --      8,400,000    45.4%
Hart Family Group
100 Larkspur Landing Circle, Suite 110
Larkspur, California 94939
  Dennis M. Hart(5).......................    1,400,000     10.0%       --      1,400,000     7.6%
  Katherine E. Hart(5)(6).................    1,400,000     10.0%   700,000       700,000     3.8%
  D. Michael Hart, Jr.(6)(7)..............      933,333     6.67%   933,333           --      --
  Elizabeth A. Hart(6)(7).................      933,333     6.67%   933,333           --      --
  Christopher K. Hart(6)(7)...............      933,333     6.67%   933,333           --      --
  Hart Family Group(8)....................    5,600,000     40.0% 3,500,000     2,100,000    11.4%

--------
(1) Assuming no exercise of the Underwriters' over-allotment option and no purchases by listed shareholders in the Offering.
(2) Pursuant to a Voting Trust Agreement dated September 15, 1997, all of the outstanding shares of Common Stock of the Company have been transferred to Mr. Peter T. Paul, as Voting Trustee, 1100 Larkspur Landing Circle, Suite 101, Larkspur, California 94939, with certain voting and investment powers, including the power to act on behalf of each of the shareholders in connection with the Offering. The Voting Trust Agreement will terminate on September 30, 2000.
(3) Peter T. Paul beneficially owns, through a living trust, 6,720,000 shares of Common Stock of the Company.
(4) Jessica M. Paul, daughter of Peter T. Paul, beneficially owns 1,680,000 shares of Common Stock of the Company held in two trusts for her benefit. Daniel W. Paul, her uncle, and Gilbert J. MacQuarrie, the Company's Executive Vice President, Chief Financial Officer and Secretary, each serve as a trustee for one of those trusts, with sole voting and investment power with respect to the trust assets.
(5) Dennis M. Hart and his wife Katherine E. Hart each beneficially own 1,400,000 shares of Common Stock of the Company. Mr. Hart served as a director of the Company from April 1986 to September 1997.
(6) The Hart Family has advised the Company that Katherine E. Hart, D. Michael Hart, Elizabeth A. Hart and Christopher K. Hart each hold 196,000 of the shares beneficially owned by them through KMEC Co. LLC, a Delaware limited liability company with an address care of the Hart Family Group as shown above.
(7) D. Michael Hart, Jr., Elizabeth A. Hart and Christopher K. Hart, the adult children of Dennis M. and Katherine E. Hart, each beneficially own 933,333 shares of Common Stock of the Company.
(8) The 2,100,000 shares to be beneficially owned by the Hart Family after the closing of the Offering are pledged as collateral for certain bank loans unrelated to the Company.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY DIRECTORS AND MANAGEMENT

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of Common Stock offered hereby, by (i) each director, (ii) the Company's executive officers, and (iii) all directors and executive officers as a group. Unless otherwise indicated in the footnotes to the table, the beneficial owners named have, to the knowledge of the Company, sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                BENEFICIAL OWNERSHIP    BENEFICIAL OWNERSHIP
                                  OF COMMON STOCK         OF COMMON STOCK
                                  BEFORE OFFERING        AFTER OFFERING(1)
                                ------------------------------------------------
   NAME OF BENEFICIAL OWNER       NUMBER      PERCENT     NUMBER      PERCENT
   ------------------------     ------------- ----------------------- ----------
   Peter T. Paul(2)...........     14,000,000      100%    10,500,000     56.8%
   Becky Poisson..............              0      --               0      --
   Gilbert J. MacQuarrie(3)...        840,000      6.0%       840,000      4.5%
   Steve Abreu................              0      --               0      --
   Directors and executive of-
    ficers as a group (7 per-
    sons).....................     14,840,000      100%     9,940,000     53.7%

--------
(1) Assuming no exercise of Underwriters' overallotment option and no purchases by any of the listed stockholders in the Offering.
(2) See footnotes (2), (3) and (4) to previous table.
(3) See footnote (4) to previous table.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

HISTORY OF ARRANGEMENTS WITH FCMC

  The Company was incorporated in California and commenced its mortgage banking business in 1986. From inception of operations, the Company conducted certain of its business through a contractual arrangement with First California Mortgage Company ("FCMC"). This arrangement was embodied in an Agency Agreement dated December 11, 1992 (the "Agency Agreement").

  Pursuant to the Agency Agreement, the Company arranged mortgage loans through its unaffiliated broker network that were funded by and in the name of FCMC. After funding the mortgage loans, FCMC warehoused the mortgage loans until the mortgage loans were sold (the "Warehouse Period"). The secondary marketing function for all mortgage loans arranged by the Company was performed by the Company. In performing the marketing function, the Company entered into sales commitments in the name of FCMC. During the Warehouse Period, the Company bore all marketing risks and rewards (resulting from interest rate volatility) associated with the mortgage loans. FCMC retained all cash received from the mortgage loans during the Warehouse Period. In addition, FCMC received a "production fee" for each mortgage loan funded, which was paid by the Company at the date of funding. Gains and losses realized on sales of mortgage loans arranged by the Company were received by or paid to the Company at the mortgage loan sale settlement date.

  Generally, the Company packaged all of the mortgage loans it arranged and sold them in the secondary market with servicing rights retained by the Company. FCMC performed all servicing functions for mortgage loans previously arranged by the Company. FCMC received certain servicing benefits and a servicing fee for each mortgage loan serviced by FCMC on behalf of the Company. The servicing income, net of the servicing fee charged by FCMC, was paid to the Company in arrears on a monthly basis and accounted for as mortgage loan administration income. The Company received all proceeds on the sale of mortgage loan servicing rights for mortgage loans previously arranged by the Company.

  In 1993, the Company took steps to conduct all of its business activities independently of FCMC through its own personnel and facilities in order to facilitate the full implementation of its business strategy. In particular, the Company wanted to establish and deal directly with its own sources of mortgage loan financing to permit it to arrange funding for the planned expansion of its origination activities and to realize net interest income on its portfolio of mortgage loans held for sale. In addition, the Company wanted to gain control over its servicing rights portfolio to permit it to arrange for planned increases in such portfolio, to improve customer service and to realize the resulting efficiencies in servicing costs and to be able to buy and sell servicing rights directly when market and other considerations warrant. Prior to June 30, 1993, the Company became an authorized seller/servicer for both Fannie Mae and Freddie Mac. As of July 1, 1993, the Company began originating mortgage loans in its own name and undertaking servicing responsibilities as the servicer of record. Pursuant to a Mortgage Loan Subservicing Agreement with FCMC dated July 1, 1993, FCMC agreed to act as subservicer for the Company with respect to all newly originated mortgage loans until such time as the Company elected to take over the servicing of such mortgage loans at its own facility.

  On October 25, 1993, the Company entered into the Warehouse Facility to enable it to fund its own originations. On the same date, the Company also entered into a Servicing Transfer Agreement (the "Servicing Transfer Agreement") with FCMC, The First National Bank of Chicago ("FNBC"), as agent under two FCMC credit facilities, and First Interstate Bank of California, as agent under the Warehouse Facility. Under the Servicing Transfer Agreement, FCMC confirmed (i) that the Company owned the servicing rights to mortgage loans being subserviced under the Subservicing Agreement by FCMC and that the Company had the right to terminate the Subservicing Agreement upon demand, and
(ii) that FCMC would transfer for consideration to the Company the servicing rights to substantially all of the mortgage loans originated prior to July 1, 1993 in the name of FCMC upon demand by the Company. In addition, pursuant to the Servicing Transfer Agreement, FNBC released its security interest in the servicing rights described in the preceding sentence and FCMC and the Company terminated the Agency Agreement as of October 25, 1993. The transfer of servicing rights to the Company's Servicing Center was substantially completed in 1994, and the Subservicing Agreement was terminated.

SETTLEMENT AGREEMENTS

  Following completion of the steps described above permitting the Company to operate independently of FCMC, a number of disputes arose between the Company, FCMC and its successor in interest, Mortgage Service America Co. ("MSA"). In addition, at approximately the same time, litigation ensued between Peter T. Paul ("PTP") and Dennis M. Hart ("DMH") and between the Company and DMH in which the Company and PTP alleged that loans previously made to DMH by the Company and PTP (which loans were evidenced by the "Note to Headlands" and "Note to PTP" referenced below) were due and owing. The proceeds of such loans to DMH were to be used primarily for payment of personal income taxes and for investment in FCMC required by its lenders in connection with the separation of the Company's operations from FCMC. In the litigation, DMH questioned various actions by PTP as an officer and director of the Company in connection with PTP's ownership of Headlands Insurance Agency, Inc. ("HIA") and Marin Conveyancing Corporation ("MCC") and transactions between the Company and HIA and MCC. These disputes and the litigation were resolved pursuant to two settlement agreements (the "Settlement Agreements") which were finalized in July 1996 as described below. At the time of settlement, PTP and DMH were directors of the Company and PTP, DMH and the members of their respective families referred to below each beneficially owned, individually, in excess of 5% of the Company's outstanding Common Stock. Accordingly, the various payments and assignments effected pursuant to the Settlement Agreements constitute related transactions required to be described herein.

  FCMC and Headlands Settlement and Mutual Release Agreement. This agreement (the "FCMC-Headlands Agreement") was entered into on April 11, 1996 by the Company, FCMC (through MSA), PTP and DMH and his wife, Katherine E. Hart ("KEH"). In order to resolve a dispute between the Company and FCMC over the amounts and rights related to certain inter-company receivables and payables relating to services between the parties, as well as a dispute between the Company and certain of its shareholders, the FCMC-Headlands Agreement provided for the following:

    (1) Assignment of Inter-company Receivables and Payables. The Company agreed to assign to DMH and KEH the disputed receivables due to the Company from FCMC and the disputed payables due to FCMC from the Company, the net amount of which receivables and payables was agreed by the parties to equal $1.6 million due the Company from FCMC; and

    (2) Mutual Release. The parties to the FCMC-Headlands Agreement agreed to release each other (and certain related parties) from claims arising from the disputed matters.

  Headlands Shareholders Settlement and Mutual Release Agreement. This agreement (the "Headlands Shareholders Agreement") was entered into on April 11, 1996 by the Company, DMH, KEH, D. Michael Hart, Jr. ("DMH Jr."), Elizabeth
A. Hart ("EAH"), Christopher K. Hart ("CKH") (DMH Jr., EAH and CKH being referred to collectively as the "Hart Children" and, together with DMH and KEH, the "Hart Family"), PTP and his daughter, Jessica M. Paul ("JMP"), HIA and MCC. The Company's common stock was at the time wholly owned by PTP, JMP and the Hart Family (collectively, the "Headlands Shareholders"). The Headlands Shareholders Agreement was entered into to resolve disputes arising out of (i) a promissory note of DMH to the Company evidencing indebtedness under an open line of credit in the face amount of $6.5 million (the "Note to Headlands"); (ii) a promissory note of DMH to PTP in face amount of $2,270,719 (the "Note to PTP"); (iii) actions by PTP in connection with his ownership of HIA and MCC and transactions between the Company and HIA and MCC; (iv) demand for payment of dividends from the Headlands Shareholders and for payment of his 1994 bonus from PTP; and (v) the need to approve an amended warehouse line of credit. To resolve these disputed matters, the Headlands Shareholders Agreement provided for the following:

    (1) Consent to Assignment of Inter-company Receivables and Payables. The Headlands Shareholders consented to the distribution upon the closing of the settlement transactions (the "closing") of the Company's receivables and payables relating to FCMC as a dividend pursuant to the FCMC-Headlands Agreement (see chart below illustrating such distribution).

    (2) Note to Headlands. The Headlands Shareholders agreed that the value to the Company of the Note to Headlands was $1,396,021, as of March 31, 1996 and approved of the distribution of the Note, plus accrued interest and related claims, to the Hart Children as a dividend upon the closing.

    (3) Agreement on Share Ownership. The Headlands Shareholders confirmed the number of outstanding shares then held by each of them and agreed that throughout the period they held shares they received the proper amount of dividends and distributions to which they were entitled.

    (4) Cash Distributions. Dividends to the Headlands Shareholders were approved for distribution upon the closing in the following amounts:
  $638,948 each to DMH and KEH; $973,608 to each of the Hart Children; $719,474 to JMP; and $6,475,266 to PTP.

    (5) Compensation to PTP and Bank Lines of Credit. The following compensation was approved for payment to PTP: 1994 bonus, $500,000; 1995 salary, $90,000; 1995 bonus, $9,240; 1996 salary, $90,000; and 1996 bonus,
  $500,000. In addition, PTP was authorized to negotiate a renewal or amendment to the Company's warehouse lines of credit.

    (6) HIA and MCC Shares. PTP agreed to assign shares of HIA and MCC to the Headlands Shareholders such that the share ownership of HIA and MCC was the same as for the Company.

    (7) Note to PTP. The Hart Children agreed that the value of the Note to PTP as of March 31, 1996 was $2,479,735 and agreed to purchase the Note from PTP for that amount plus accrued interest and related claims.

    (8) PTP and JMP Loan to the Company. PTP agreed to make a loan to the Company, the repayment of which would be subordinated to the lenders under the warehouse lines of credit as required by such lenders. At the closing, PTP and JMP made loans to the Company pursuant to unsecured promissory notes. At September 30, 1997, the principal amount of the notes totaled $9,670,000 ($7,736,000 held by PTP and $1,934,000 held by JMP). The notes bear interest at a variable rate equal to LIBOR for one-year deposits, plus 5.0%. The notes mature on June 29, 2000, but will be repaid in full from proceeds of the Offering.

    (9) Company Distribution Policy. The Company agreed to distribute to PTP and JMP as the holders of the unsecured promissory notes, so long as the Company continues to be an S corporation and no default would result under the warehouse line of credit, an amount equal to 60% of the Company's federal taxable income (less net gain under Section 1231 of the Code) and 40% of any net gain under Section 1231 of the Code until the notes have been repaid.

    (10) Mutual Release. The parties to the Headlands Shareholders Agreement agreed to release each other (and certain related parties) from claims arising from the disputed matters. In July 1996, the closing occurred and the various assignments and distributions under the Settlement Agreements were effected.

  The following chart illustrates the various cash and other distributions made by the Company according to the Settlement Agreements:

                              TYPE OF                  PURCHASE
                             PROPERTY     AMOUNT OF   OF NOTE TO  DISTRIBUTIONS
     NAME                   DISTRIBUTED  DISTRIBUTION    PTP      FROM CLOSING
     ----                  ------------- ------------ ----------  -------------
     PTP..................     Cash      $ 6,475,266  $2,479,735   $8,955,001*
     JMP..................     Cash          719,474                  719,474*
     DMH.................. Inter-company
                            Receivables      800,000                  800,000
                               Cash          638,948                  638,948
     KEH.................. Inter-company
                            Receivables      800,000                  800,000
                               Cash          638,948                  638,948
     DMH Jr...............    Note to
                             Headlands       465,340                  465,340
                               Cash          973,608    (826,578)     147,029
     EAH..................    Note to
                             Headlands       465,340                  465,340
                               Cash          973,608    (826,578)     147,029
     CKH..................    Note to
                             Headlands       465,340                  465,340
                               Cash          973,608    (826,578)     147,029
                               TOTAL     $14,389,480

--------
* Before deducting the amount of $9,670,000 loaned back to the Company at closing pursuant to the subordinated, unsecured promissory notes referred to in (8) above.

TAX INDEMNIFICATION AGREEMENT

  See "Termination of S Corporation Status."

OTHER BUSINESS TRANSACTIONS WITH MANAGEMENT

  At December 31, 1995, the amount of the Note to Headlands referred to above was $1,365,389. This note was deemed repaid in full in 1996 pursuant to the Settlement Agreements.

  Also during 1996, the Company issued the note payable to stockholders evidencing the subordinated loan described above made to PTP and JMP. The initial principal amount of the note was $9,670,000 and the amount of interest accrued thereon during 1996 was $341,774. As of September 30, 1997, this note had been divided into two notes with principal balances of $8,901,000 and $769,000. These notes will be paid in full from proceeds of the Offering.

  At December 31, 1995, the gross amount of the receivables due from FCMC was $3.4 million. These receivables were assigned in 1996 pursuant to the Settlement Agreements.

  The Company had accounts receivable from HIA of $105,000, $56,000 and $45,000 at September 30, 1997 and December 31, 1996 and 1995, respectively. The Company had accounts payable due to MCC of $39,000 at September 30, 1997 and accounts receivable of $58,000 and $69,000 at December 31, 1996 and 1995, respectively. The Company provided administrative services to these related parties, and received fees (included in production income) of $195,000, $240,000 and $180,000 during the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. At September 30, 1997, there were 14,000,000 shares of Common Stock outstanding (after giving effect to a 14,000-for-1 stock split effected immediately prior to the Offering) and no shares of Preferred Stock outstanding. Prior to this Offering, there has been no established trading market for the Company's Common Stock. No assurance can be made that an active public trading market for the Common Stock will develop after the Closing, or if developed, that it will be sustained.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share held. California law generally permits holders of Common Stock to cumulate votes for the election of directors; however, the Company's Bylaws contain a prohibition on cumulative voting which prohibition will take effect, pursuant to California law, once the Common Stock is quoted on the Nasdaq National Market and is held by at least 800 holders of record on the record date for the Company's most recent annual meeting. The Common Stock is not convertible into any other security.

  Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights. The outstanding shares of Common Stock are, and the Common Stock offered hereby will be when issued, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has the authority, without further action by the shareholders of the Company, to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix the designations, rights, preferences, privileges, qualifications and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without shareholder approval, can issue Preferred Stock with voting, conversion and other rights which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make removal of management more difficult. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company without any further action by the shareholders including, but not limited to, a tender offer to purchase Common Stock at a premium over then current market prices. The Company has no present plan to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

  Members of the Paul Family Group and the Hart Family Group, as holders of currently outstanding Common Stock (10,500,000 shares after the closing of the Offering), are entitled to certain rights with respect to registration under the Securities Act of such Common Stock. Under the terms of a Founders Registration Rights Agreement, such holders are entitled to include within any registration statement under the Securities Act proposed by the Company with respect to a firm commitment underwritten public offering of Common Stock (either for its own account or for the account of other security holders) shares of Common Stock held by such holders, subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in the registration.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The Bank of New
York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon the closing of the Offering, the Company will have outstanding 18,500,000 shares of Common Stock (19,700,000 shares of Common Stock if the Underwriters' over-allotment option is executed in full). The 8,000,000 shares of Common Stock to be sold in the Offering, and any of the 1,200,000 shares that may be sold upon exercise of the Underwriters' over-allotment option, will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144, without restriction or registration or registration under the Securities Act. The remaining 10,500,000 shares (such shares being referred to herein as the "Restricted Shares") will be held by the Company's current shareholders. The Restricted Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144.

  As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in an action not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the later of the date the restricted securities were acquired from the Company or an affiliate, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell within any three-month period a number of shares which does not exceed the greater of:
(i) 1% of the Company's then outstanding shares of Common Stock; or (ii) the share's average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the one-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares under Rule 144 with regard to the volume limitations, manner-of-sale provisions and notice and public information requirements of Rule 144. All of the Restricted Shares will become eligible for sale pursuant to Rule 144 beginning on the 90th day following the date of this Prospectus. Notwithstanding, the Company and each of its directors, executive officers and shareholders have agreed during the 180-day period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities of the Company without the consent of the Representatives, subject to specific exceptions.

  The Company has reserved 700,000 shares of its Common Stock for issuance under the Stock Option Plan (subject to increase to 10% of the Company's total outstanding shares at any time) and 300,000 shares of its Common Stock for issuance under the Employee Stock Purchase Plan. All of the shares of Common Stock issued under the foregoing plans will also be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved under each of these employee benefit plans. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued under such employee benefit plans will become freely tradable at the effective date of the registration statement for the shares reserved under such plan.

  Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

  The Underwriters named below represented by NationsBanc Montgomery Securities LLC, BT Alex. Brown Incorporated and UBS Securities LLC (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders, the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

   UNDERWRITER                                                  NUMBER OF SHARES
   -----------                                                  ----------------
   NationsBanc Montgomery Securities LLC ......................    2,450,000
   BT Alex. Brown Incorporated.................................    1,500,000
   UBS Securities LLC..........................................    1,500,000
   Bear, Stearns & Co. Inc.....................................      375,000
   Credit Suisse First Boston Corporation......................      375,000
   PaineWebber Incorporated....................................      375,000
   Smith Barney Inc............................................      375,000
   Cruttenden Roth Incorporated................................      175,000
   Hampshire Securities Corporation............................      175,000
   Raymond James & Associates, Inc.............................      175,000
   Stifel, Nicolaus & Company, Incorporated....................      175,000
   H.C. Wainwright & Co., Inc..................................      175,000
   Wedbush Morgan Securities Inc...............................      175,000
                                                                   ---------
     Total.....................................................    8,000,000
                                                                   =========

  The Representatives have advised the Company and the Selling Shareholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $0.48 per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $0.10 per share to certain other dealers. After this Offering, the offering price and other selling terms may be changed by the Representatives. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 1,200,000 additional shares of Common Stock to cover over-allotments, if any, at the offering price less the Underwriting Discount set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof. The Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  All of the Company's officers and directors and certain of the Company's shareholders have agreed that they will not, without the prior written consent of NationsBanc Montgomery Securities LLC (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them or announce the intention to do any of the foregoing, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. NationsBanc Montgomery Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of NationsBanc Montgomery Securities LLC, issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for (i) the issuance of shares of Common Stock offered hereby, (ii) the issuance of shares of Common Stock pursuant to the exercise of outstanding options, and (iii) the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price has been determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in the Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at the level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

  The validity of the Common Stock to be offered hereby will be passed upon for the Company by Tobin & Tobin, a professional corporation, San Francisco, California. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by O'Melveny & Myers LLP, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements of Headlands Mortgage Company as of September 30, 1997 and December 31, 1996 and 1995, and for the nine-month period ended September 30, 1997 and each of the years in the three-year period ended December 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in the Company's method of accounting for originated mortgage servicing rights in 1995 and its method of accounting for transfers and servicing of financial assets in 1997.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus is a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, including exhibits thereto, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such documents filed with the Commission. Copies of the Registration Statement, and exhibits thereto, may be acquired upon payment of the prescribed fees or examined without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and may be accessed on the Commission's World Wide Web Site referred to below.

  Upon the closing of the Offering, the Company will be subject to the informational requirements of the Exchange Act and in accordance therewith will file reports and other information with the Commission. Reports and other information filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates from the public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web Site that contains reports, proxy statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                             INDEX OF DEFINED TERMS

                                                                           PAGE
                                                                          ------
Agencies.................................................................      4
Awards...................................................................     64
Change of Control........................................................     64
CKH......................................................................     70
Code.....................................................................      8
Common Stock.............................................................      1
Company.................................................................. 3, F-7
DERs.....................................................................     64
DMH......................................................................     70
DMH Jr...................................................................     70
EAH......................................................................     70
ECOA.....................................................................     19
ESPP.....................................................................     66
Existing Shareholders....................................................      8
FASB.....................................................................     38
FCMC..................................................................... 28, 69
FCMC-Headlands Agreement.................................................     70
FNBC.....................................................................     69
Hart Family Group........................................................     67
Headlands................................................................      3
HELOC....................................................................      4
HIA......................................................................     70
HMDA.....................................................................     19
HMSI.....................................................................     51
HUD......................................................................     19
Interest-only Residual...................................................  7, 51
ISO......................................................................     64
JMP......................................................................     70
Jumbos...................................................................      4
KEH......................................................................     70
locked pipeline loan.....................................................     13
MBA......................................................................      8
MCC......................................................................     70
Mortgage Sources.........................................................  4, 42
MSA......................................................................     70
non-agency mortgage loans................................................     13
NQSO.....................................................................     64
Offering.................................................................      1
Paul Family Group........................................................     67
Principal Amount.........................................................  7, 51
PTP......................................................................     70
QAD......................................................................     50
Representatives..........................................................     75
RESPA....................................................................     19
Selling Shareholders.....................................................      1
Servicing Transfer Agreement.............................................     69
Settlement Agreement.....................................................     31
Settlement Agreements....................................................     70

                                                                           PAGE
                                                                          ------
SFAS.....................................................................     38
Shareholders Distribution Amount.........................................  8, 22
Stock Option Plan........................................................     64
Tax Agreement............................................................ 20, 22
TILA.....................................................................     19
Warehouse Facility....................................................... 36, 57
Warehouse Period.........................................................     69

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
HEADLANDS MORTGAGE COMPANY
  Independent Auditors' Report............................................ F-2
  Consolidated Balance Sheets as of September 30, 1997 and December 31,
   1996 and 1995 ......................................................... F-3
  Consolidated Statements of Operations for the nine months ended Septem-
   ber 30, 1997 and 1996 and for the Years Ended December 31, 1996, 1995
   and 1994 .............................................................. F-4
  Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 1997 and for the Years Ended December 31, 1996,
   1995 and 1994 ......................................................... F-5
  Consolidated Statements of Cash Flows for the nine months ended Septem-
   ber 30, 1997 and 1996 and for the Years Ended December 31, 1996, 1995
   and 1994 .............................................................. F-6
  Notes to Consolidated Financial Statements.............................. F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Headlands Mortgage Company:

  We have audited the accompanying consolidated balance sheets of Headlands Mortgage Company and subsidiary (the Company) as of September 30, 1997 and December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine-month period ended September 30, 1997 and each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Headlands Mortgage Company and subsidiary as of September 30, 1997 and December 31, 1996 and 1995, and the results of their operations and their cash flows for the nine-month period ended September 30, 1997 and each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

  As discussed in Note 2 to the consolidated financial statements, effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122, "Accounting For Mortgage Servicing Rights" and effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting For Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

                                                          KPMG Peat Marwick LLP

San Francisco, California
December 19, 1997

                           HEADLANDS MORTGAGE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                SEPTEMBER 30, 1997           DECEMBER 31,
                             ------------------------- -------------------------
                              PRO FORMA      ACTUAL        1996         1995
                             ------------ ------------ ------------ ------------
                             (UNAUDITED)
          ASSETS
Cash and cash equivalents..  $  3,137,927 $  3,137,927 $  2,701,332 $ 28,882,313
Retained interests in
 securitizations...........    32,670,313   32,670,313   15,128,487      585,157
Accounts receivable........    16,611,340   16,611,340    7,558,494    1,882,859
Accounts receivable from
 related parties...........        65,246       65,246      119,513    3,541,273
Note receivable from re-
 lated parties.............           --           --           --     1,365,389
Mortgage loans held for
 sale, pledged.............   262,295,839  262,295,839  238,171,841   97,088,392
Originated mortgage servic-
 ing rights, net...........    25,208,735   25,208,735   20,275,593    7,083,271
Property, equipment and
 leasehold improvements,
 net.......................     7,048,332    7,048,332    3,016,423    3,827,854
Mortgage loans held for in-
 vestment, net.............       826,607      826,607      692,816    1,075,278
Real estate owned, net.....       462,330      462,330      880,462    1,705,449
Other assets...............     1,671,660    1,671,660      445,510      394,953
                             ------------ ------------ ------------ ------------
    TOTAL ASSETS...........  $349,998,329 $349,998,329 $288,990,471 $147,432,188
                             ============ ============ ============ ============
      LIABILITIES AND
    STOCKHOLDERS' EQUITY
Notes payable..............  $254,711,846 $254,711,846 $241,343,055 $ 91,233,524
Bank line of credit .......           --           --           --    25,000,000
Notes payable to stockhold-
 ers.......................     9,670,000    9,670,000    9,670,000          --
Accounts payable...........    11,655,126   11,655,126    4,390,082    2,150,048
Accrued liabilities........     7,880,786    7,880,786    4,443,093    3,174,495
Distributions Payable......    18,786,965          --           --           --
Deferred tax liability.....    18,744,571          --           --           --
                             ------------ ------------ ------------ ------------
    Total liabilities......   321,449,294  283,917,758  259,846,230  121,558,067
                             ------------ ------------ ------------ ------------
Commitments and contingen-
 cies
Stockholders' equity:
  Common Stock (no par
   value; 14,700,000 shares
   authorized, 14,000,000
   shares issued and
   outstanding)............    28,549,035        1,000        1,000        1,000
  Retained earnings........           --    66,079,571   29,143,241   25,873,121
                             ------------ ------------ ------------ ------------
    Total stockholders' eq-
     uity..................    28,549,035   66,080,571   29,144,241   25,874,121
                             ------------ ------------ ------------ ------------
    TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY..  $349,998,329 $349,998,329 $288,990,471 $147,432,188
                             ============ ============ ============ ============


          See accompanying notes to consolidated financial statements.

                           HEADLANDS MORTGAGE COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                            NINE MONTHS ENDED
                              SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                         ----------------------- -----------------------------------
                            1997        1996        1996        1995        1994
                         ----------- ----------- ----------- ----------- -----------
                                     (UNAUDITED)
INCOME:
  Net gain from sales of
   mortgage loans....... $45,009,683 $10,816,018 $25,598,792 $12,307,023 $ 6,130,900
  Loan administration
   income...............   7,195,976   8,280,570  11,119,880  13,426,817  14,736,528
  Gain from sale of
   mortgage servicing
   rights...............   9,374,526  11,040,823  11,083,549   8,836,293   7,449,425
  Production income.....   6,223,237   4,442,060   5,830,170   3,831,938   6,043,680
  Interest income, net
   of interest expense..   8,826,202   3,496,519   5,624,446   1,813,858   2,709,314
  Net unrealized gain in
   valuation of retained
   interests in
   securitizations......     667,979         --          --          --          --
                         ----------- ----------- ----------- ----------- -----------
    Total income .......  77,297,603  38,075,990  59,256,837  40,215,929  37,069,847
EXPENSES:
  Personnel.............  20,799,293  14,669,504  20,545,181  15,514,731  19,609,940
  General and adminis-
   trative..............  10,978,295   8,659,357  13,458,281  10,899,708  10,584,162
  Occupancy and rents...   1,658,899   1,435,839   1,940,920   2,136,050   2,591,042
  Depreciation and
   amortization of
   property, equipment
   and leasehold
   improvements.........   1,983,178   2,245,399   2,919,314   3,483,647   2,964,493
  Amortization and im-
   pairment of origi-
   nated mortgage ser-
   vicing rights........   3,599,393     634,973   2,093,037     958,372         --
                         ----------- ----------- ----------- ----------- -----------
    Total expenses......  39,019,058  27,645,072  40,956,733  32,992,508  35,749,637
                         ----------- ----------- ----------- ----------- -----------
    Income before income
     taxes..............  38,278,545  10,430,918  18,300,104   7,223,421   1,320,210
    Income taxes........   1,342,215     414,539     640,504     252,820      50,215
                         ----------- ----------- ----------- ----------- -----------
    Net Income.......... $36,936,330 $10,016,379 $17,659,600 $ 6,970,601 $ 1,269,995
                         =========== =========== =========== =========== ===========
PRO FORMA INFORMATION
 (UNAUDITED):
  Income before income
   taxes and pro forma
   data................. $38,278,545 $10,430,918 $18,300,104 $ 7,223,421 $ 1,320,210
  Provision for
   pro forma
   income taxes (unau-
   dited)...............  16,076,989   4,380,986   7,686,044   3,033,837     541,286
                         ----------- ----------- ----------- ----------- -----------
    Pro forma net income
     (unaudited)........ $22,201,556 $ 6,049,932 $10,614,060 $ 4,189,584 $   778,924
                         =========== =========== =========== =========== ===========
    Pro forma earnings
     per share of common
     stock (unaudited).. $      1.40             $      0.67

          See accompanying notes to consolidated financial statements.

                           HEADLANDS MORTGAGE COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                        COMMON     RETAINED      STOCKHOLDERS'
                                         STOCK     EARNINGS         EQUITY
                                        -------  -------------   -------------
Balances at December 31, 1993..........  $1,000   $ 26,900,485    $ 26,901,485
Net income.............................     --       1,269,995       1,269,995
Distribution to stockholders...........     --      (9,267,960)     (9,267,960)
                                        -------  -------------   -------------
Balances at December 31, 1994..........   1,000     18,902,520      18,903,520
Net income.............................     --       6,970,601       6,970,601
                                        -------  -------------   -------------
Balances at December 31, 1995..........   1,000     25,873,121      25,874,121
Net income.............................     --      17,659,600      17,659,600
Distribution to stockholders...........     --     (14,389,480)    (14,389,480)
                                        -------  -------------   -------------
Balances at December 31, 1996..........   1,000     29,143,241      29,144,241
Net income.............................     --      36,936,330      36,936,330
                                        -------  -------------   -------------
BALANCES AT SEPTEMBER 30, 1997.........  $1,000   $ 66,079,571    $ 66,080,571
                                        =======  =============   =============




          See accompanying notes to consolidated financial statements.

                           HEADLANDS MORTGAGE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             FOR THE NINE MONTHS ENDED                    FOR THE YEAR ENDED
                                   SEPTEMBER 30,                             DECEMBER 31,
                          --------------------------------  -------------------------------------------------
                               1997             1996             1996             1995             1994
                          ---------------  ---------------  ---------------  ---------------  ---------------
                                              (UNAUDITED)
Cash flows from operat-
 ing activities:
 Net income.............  $    36,936,330  $    10,016,379  $    17,659,600  $     6,970,601  $     1,269,995
 Adjustments to
  reconcile net income
  to net cash used in
  operating activities:
  Depreciation and
   amortization of
   property, equipment
   and leasehold
   improvements.........        1,983,178        2,245,399        2,919,314        3,483,647        2,964,493
  Amortization and
   impairment of
   originated mortgage
   servicing rights.....        3,599,393          634,973        2,093,037          958,372              --
  Gain from sale of
   mortgage servicing
   rights...............       (9,374,526)     (11,040,823)     (11,083,549)      (8,836,293)             --
  Net gain from sales
   of mortgage loans....      (45,009,683)     (10,816,018)     (24,550,108)     (12,307,023)      (6,130,900)
  Net (purchase of)
   proceeds from
   retained interests
   in securitizations...      (17,541,826)      (4,677,434)     (14,543,330)         183,181         (768,338)
  (Increase) decrease
   in accounts receiv-
   able.................       (9,052,846)      (1,795,929)      (5,675,635)       5,406,134        3,253,642
  Decrease (increase)
   in accounts receiv-
   able from related
   parties..............           54,267        3,333,722        3,421,760         (768,143)      (2,773,130)
  Mortgage loans origi-
   nated................   (2,527,159,851)  (1,643,848,993)  (2,283,839,831)  (1,355,603,902)  (2,410,399,875)
  Proceeds from sale of
   mortgage loans.......    2,378,526,392    1,510,862,432    2,146,944,916    1,342,791,085    2,659,127,895
  Principal payments
   received on mortgage
   loans held for
   sale.................      170,154,019       23,256,408       21,595,009        3,362,146          517,374
  Decrease (increase)
   in deferred costs,
   net of fees..........         (634,875)        (924,324)      (1,233,435)        (707,571)       3,798,822
  Origination of
   mortgage servicing
   rights retained......      (18,372,237)     (10,971,020)     (16,251,858)      (8,041,643)             --
  Proceeds from sale of
   mortgage servicing
   rights...............       19,214,228       12,007,323       12,050,048        8,836,293              --
  (Increase) decrease
   in other assets......       (1,226,150)        (416,506)         (50,557)         539,825         (530,015)
  Increase (decrease)
   in accounts pay-
   able.................        7,265,044          966,687        2,240,034          728,685          (18,104)
  Decrease in accounts
   payable to related
   parties..............              --               --               --               --        (7,220,187)
  Increase (decrease)
   in accrued liabili-
   ties.................        3,437,693         (823,183)       1,268,598        1,047,544       (3,237,888)
                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash (used in)
     provided by
     operating
     activities.........       (7,201,450)    (121,990,907)    (147,035,987)     (11,957,062)     239,853,784
Net cash provided by
 (used in) investing ac-
 tivities:
 Decrease (increase) in
  note receivable from
  stockholder...........              --         1,365,389        1,365,389          (68,482)        (837,751)
 Purchase of property,
  equipment and
  leasehold
  improvements..........       (6,015,087)      (1,733,255)      (2,107,883)        (899,306)      (5,137,542)
 Net proceeds from sale
  of mortgage loans
  held for investment...         (133,791)         329,091          382,462          710,294         (782,195)
 Net proceeds from real
  estate investment.....              --               --               --               --           538,564
 Net proceeds from sale
  (purchase of) real
  estate owned..........          418,132          404,207          824,987         (794,560)        (879,934)
                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by
     (used in) investing
     activities.........       (5,730,746)         365,432          464,955       (1,052,054)      (7,098,858)
Net cash provided by fi-
 nancing activities:
 Borrowing on the ware-
  house line............    3,211,114,962    1,618,479,095    2,350,158,333    1,328,821,487    3,417,854,983
 Payments on the ware-
  house line............   (3,198,848,503)  (1,495,297,625)  (2,202,308,567)  (1,313,866,251)  (3,649,142,795)
 Net proceeds from
  notes payable.........        1,102,332              --         2,259,765              --               --
 (Repayment of) pro-
  ceeds from line of
  credit with bank......              --       (19,400,000)     (25,000,000)      25,000,000              --
 Repayment of proceeds
  from note payable to
  stockholders..........              --         9,670,000        9,670,000              --          (706,340)
 Distributions to
  stockholders..........              --       (14,389,480)     (14,389,480)             --        (9,267,960)
                          ---------------  ---------------  ---------------  ---------------  ---------------
    Net cash provided by
     (used in) financing
     activities.........       13,368,791       99,061,990      120,390,051       39,955,236     (241,262,112)
                          ---------------  ---------------  ---------------  ---------------  ---------------
Net (decrease) increase
 in cash................          436,595      (22,563,485)     (26,180,981)      26,946,120       (8,507,186)
Cash and cash equiva-
 lents beginning of
 year...................        2,701,332       28,882,313       28,882,313        1,936,193       10,443,379
                          ---------------  ---------------  ---------------  ---------------  ---------------
Cash and cash equiva-
 lents end of year......  $     3,137,927  $     6,318,828  $     2,701,332  $    28,882,313  $     1,936,193
                          ===============  ===============  ===============  ===============  ===============
Supplemental disclosures
 of cash flow
 information:
 Cash paid for inter-
  est...................  $    21,754,430  $     6,903,921  $    11,946,721  $     4,513,602  $     9,400,000
 Cash paid for income
  taxes.................          576,135           26,125           54,552              800          402,344

          See accompanying notes to consolidated financial statements.

                          HEADLANDS MORTGAGE COMPANY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 IS UNAUDITED)

1. ORGANIZATION

  Headlands Mortgage Company (the "Company") is a closely-held S-corporation which was organized in 1981. The Company is a full service mortgage banking business, which consists of the origination, acquisition, sale and servicing of residential mortgage loans secured by one-to-four unit family residences, and the purchase and sale of mortgage servicing rights.

  The Company is headquartered in Northern California, and has production branches in California, Washington, Oregon, Nevada, Florida, New Jersey, Idaho, and Arizona. Loans are originated primarily on a wholesale basis, through a network of independent mortgage loan brokers approved by the Company. Other loan origination sources include correspondent and retail lending. The market for the Company's mortgage banking operations is predominantly California and the western United States.

  The consolidated financial statements include Headlands Mortgage Company ("HMC"), and its subsidiary Headlands Mortgage L.L.C. ("HMLLC") for the year ended December 31, 1996, and additionally HMLLC's successor Headlands Mortgage Securities Inc. ("HMSI") for the nine months ended September 30, 1997. The activity of the subsidiaries is related to the Company's securitizations. All material intercompany balances and transactions have been eliminated.

  In 1996, the Company diversified its residential mortgage loan sales activities to include the securitization of such loans into Real Estate Mortgage Investment Conduits ("REMICs") and Asset-Backed Securities ("ABS"). The REMICs, which consist of pooled fixed-rate first-lien mortgages, were issued by the Company to the public through the registration statement of the related underwriter during 1996, and through the registration statement of HMSI during the nine months ended September 30, 1997. The ABS, which consist of revolving home equity loans and closed-end second mortgages, were issued by the Company through HMLLC and the registration statement of the related underwriter in 1996, and through the registration statement of HMSI during the nine months ended September 30, 1997.

  The Company operates a loan servicing center which it opened in January 1994. The Company's source of servicing is from mortgage loans it has originated and sold.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, including restricted cash and cash equivalents in the amount of $2,104,450 at September 30, 1997 and $1,621,985 at December 31, 1996.

 (b) Mortgage Loans Held for Sale

  Mortgage loans held for sale consist of residential mortgage loans and home equity lines of credit. Residential mortgage loans have contractual maturities of up to 30 years, and home equity lines of credit have contractual maturities of up to 25 years. The real property of the borrower is pledged as collateral under either loan type. Mortgage loans held for sale are stated at the lower of cost or aggregate market value.

  The cost of a mortgage loan held for sale is the outstanding principal balance of the mortgage loan decreased by fees or discounts collected and increased by fees and certain direct costs. Fees and costs incurred net of discounts collected are deferred and recognized as adjustments to gain or loss when the related loans are sold.

                          HEADLANDS MORTGAGE COMPANY

  The Company sells mortgage-backed and asset-backed securities through forward delivery contracts. Such forward delivery contracts that have not been completed at the end of an accounting period are used to determine the market value of unsold loans. The Company also enters into commitments with private and institutional investors. The market value of loans relating to such commitments are determined by the outstanding commitments from investors or current investor yield requirements. The fees paid for commitments are recognized over the term of the commitment or as the commitment is filled.

  Gains or losses realized from mortgage loan sales are recognized at time of settlement with investors based upon the difference between the proceeds from sale and the carrying value of the mortgage loans sold, net of commitment fees paid. Such sales ordinarily provide for a pass-through yield to the investor and a yield retained by the Company for servicing. For mortgage loan sales other than pursuant to securitizations, the yield retained for servicing has not exceeded in material respect contractually specified servicing fees or adequate servicing compensation and hence no excess servicing value has been recognized. If the mortgage loans are sold with the servicing rights released to the purchaser, the Company reflects the difference between the value paid by the investor for the servicing rights and the carrying value of such servicing rights in net gain from sales of mortgage loans. If the mortgage loans are sold with the servicing rights retained by the Company, the Company determines the relative fair value of the servicing rights and includes such amount in the calculation of net gain from sales of mortgage loans.

 (c) Originated Mortgage Servicing Rights

  In May 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment to Statement No. 65" ("SFAS 122"). This statement provided guidance for the recognition of mortgage servicing rights as an asset when a mortgage loan is sold and servicing rights are retained. SFAS 122 requires that a portion of the cost of originating a mortgage loan be allocated to the mortgage servicing rights based on its relative fair value. The Company elected to adopt this standard effective January 1, 1995.

  Originated mortgage servicing rights are stated at the lower of amortized relative fair value or market value as determined by quoted market prices for similar assets. The Company stratifies originated mortgage servicing rights based on the loan type and note rate of the underlying loans. It is the policy of the Company to amortize originated mortgage servicing rights in proportion to and over the period of estimated net servicing income. To achieve this, the Company computes amortization on a loan by loan basis using a cash flow model. This method allocates the amortization expense over the servicing life of each loan in the servicing portfolio in proportion to the corresponding net servicing income. Valuation adjustments are charged to impairment expense on an aggregate stratum basis.

  The Company recognizes gain or loss from the sale of mortgage servicing rights when the purchase/sales contract has been executed and the risks and rewards of ownership are determined to have passed to the purchaser. The gain recognized reflects the difference between the carrying value of the servicing rights sold and the proceeds from sale, net of selling expenses.

                          HEADLANDS MORTGAGE COMPANY

 (d) Retained Interests in Securitizations

  Retained interests in securitizations consist of subordinate certificates in REMICs and ABS which were issued by the Company. All of the Company's securities are classified as trading and stated at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

  The Company pools mortgage loans that it has originated or purchased and issues securities. The Company generally sells the more senior classes of the securities for cash and retains one or more of the subordinated classes.

  The subordinate classes of the REMIC securities consist of classes with less than an AAA rating due to reduced credit enhancement. Theses classes generally have a stated principal amount and earn a fixed interest rate. Management believes that it has made reasonable estimates of the market value of the subordinated interests of market securities on its balance sheet, based on market prices for similar securities.

  In an asset-backed securitization, the Company retains as an investment a subordinate principal interest and the interest-only residual interest created as a result of such securitization. A significant portion of the Company's total income is recognized as net gain on sale of mortgage loans, which partially represents the present value of the interest-only residual interests and mortgage servicing rights. The Company recognizes such net gain on sale of mortgage loans in the period in which such loans are sold, although cash is received by the Company over the life of the loans. Management believes that it has made reasonable estimates of the present value of the interest-only residual interests of the home equity loan securities on its balance sheet. The Company projects the expected cash flows over the life of the retained interests, using prepayment and default assumptions that market participants would use for similar financial instruments that are subject to prepayment, credit and interest rate risks. The Company then determines the present value of these cash flows using an interest rate which it believes is commensurate with the risks involved.

 (e) Mortgage Loans held for Investment

  Mortgage loans held for investment are stated at the lower of aggregate cost or fair value.

 (f) Real Estate Owned

  Real estate owned includes property acquired through foreclosure or deed taken in lieu of foreclosure. The properties are predominantly located in California, and are carried at the lower of cost or fair value less estimated selling expenses.

 (g) Property, Equipment and Leasehold Improvements

  Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

  Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

 (h) Fannie Mae Stock

  The Company is the owner of record of Federal National Mortgage Association ("Fannie Mae") shares in excess of the minimum requirement. The Fannie Mae shares are held in accordance with the FNMA servicing agreement, and are included in other assets in the accompanying financial statements.

                          HEADLANDS MORTGAGE COMPANY

 (i) Financial Statement Presentation

  The Company prepares its financial statements using an unclassified balance sheet presentation as is customary in the mortgage banking industry. A classified balance sheet presentation would have aggregated current assets, current liabilities and net working capital as follows:

                                    SEPTEMBER 30,         DECEMBER 31,
                                    -------------  ----------------------------
                                        1997           1996           1995
                                    -------------  -------------  -------------
       Current assets.............. $ 314,078,445  $ 263,560,678  $ 135,311,967
       Current liabilities.........  (267,417,713)  (249,395,038)  (121,310,153)
                                    -------------  -------------  -------------
       Net working capital......... $  46,660,732  $  14,165,640  $  14,001,814
                                    =============  =============  =============

 (j) Loan Administration Income

  Loan administration income represents fees earned as master servicer for residential mortgage loans owned by investors. The fees are calculated based on a contractual percentage of the outstanding principal balances of the loans serviced, and recognized when collected. Loan Administration income also includes ancillary fees collected in conjunction with the servicing operation.

 (k) Production Income

  Production income consists of fees paid to the Company by borrowers for the preparation, documentation and underwriting of loans. These fees and related lending transaction costs are deferred until the related loan is sold. Upon sale of the loan, the deferred fees are recognized as production income and deferred costs are recognized in the applicable expense classification.

 (l) Income Taxes

  The Company has elected for both Federal and State income tax purposes to be treated as an S corporation. Consequently, the net earnings of the Company are taxed directly to the stockholders, rather than the Company.

  Income taxes are based on an asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes arise from temporary differences in reporting income and expense for tax and financial reporting purposes. The primary temporary differences relating to Company operations stem from the recognition of additional net gain on sales of mortgage loans required under SFAS No. 122, and the tax treatment of the Company's loan securitizations.

 (n) Unaudited Interim Financial Data

  The interim financial data for the nine months ended September 30, 1996 are unaudited. However, in the opinion of the Company's management, the interim data includes all adjustments, consisting of only normal recurring accruals, necessary for a fair statement of the results for the interim periods.

 (o) Reclassifications

  Certain reclassifications were made to the prior balances to conform with the current presentation.

                          HEADLANDS MORTGAGE COMPANY

 (p) Use of Management Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts on the balance sheets at September 30, 1997, December 31, 1996 and December 31, 1995 and the statements of operations for the periods then ended. Actual results could differ significantly from those estimates.

 (q) Adoption of New Accounting Pronouncement

  On January 1, 1997, the Company adopted Statement of Financial Accounting Standard No. 125 ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This Statement provides guidelines for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS 125 supersedes SFAS 76, 77 and 122, while amending both SFAS 65 and 115. The Statement is to be applied prospectively, however, portions of SFAS No. 125 were deferred under SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125" until January 1, 1998. Earlier implementation is not permitted.

  Under SFAS 125, a transfer of financial assets in which control is surrendered is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange. Liabilities and derivatives incurred or obtained by the transfer of financial assets are required to be measured at fair value, if practicable. Also, servicing assets and other retained interests in the transferred assets must be measured by allocating the previous carrying value between the asset sold and the interest retained, if any, based on their relative fair values at the date of transfer. For each servicing contract in existence before January 1, 1997, previously recognized servicing rights that do not exceed contractually specified servicing are required to be combined, net of any previously recognized servicing obligations under that contract, as a servicing asset or liability.

  SFAS 125 also requires an assessment of interest-only strips, loans, other receivables and retained interests in securitizations. If these assets can be contractually prepaid or otherwise settled such that the holder would not recover substantially all of its recorded investment, the asset will be measured like trading securities. This assessment is required for financial assets held on or acquired after January 1, 1997.

 (r) Unaudited Pro forma Consolidated Balance Sheet Data

  The unaudited Pro forma data as of September 30, 1997 on the Consolidated Balance Sheets gives effect to (i) recognition of a distribution to the Existing Shareholders of the Shareholders Distribution Amount in the aggregate amount of $18.8 million (calculated as of September 30, 1997) (ii) the creation of a deferred tax liability in the amount of $18.7 million (calculated as of September 30, 1997) and (iii) the reclassification of S Corporation retained earnings in the amount of $28.5 million, arising in connection with the Company's termination of S corporation status.

3. NOTE RECEIVABLE FROM STOCKHOLDER

  Note receivable from stockholder at December 31, 1995 and 1994 consisted of the principal balance including accrued interest outstanding due from a stockholder. This note earned interest at the Bank of America reference rate, which was 8.65% and 8.5% at December 31, 1995 and 1994, respectively. The note was due December 31, 1994, and fully repaid during 1996.

4. MORTGAGE LOANS HELD FOR SALE

  Mortgage loans held for sale included net deferred fees and costs, and consisted of the following at:

                                         SEPTEMBER 30,       DECEMBER 31,
                                         ------------- ------------------------
                                             1997          1996        1995
                                         ------------- ------------ -----------
      Mortgage loans.................... $206,685,240  $217,297,135 $96,187,050
      Home equity lines of credit.......   52,840,947    18,739,929          --
      Deferred costs, net of fees.......    2,769,652     2,134,777     901,342
                                         ------------  ------------ -----------
                                         $262,295,839  $238,171,841 $97,088,392
                                         ============  ============ ===========

                          HEADLANDS MORTGAGE COMPANY

5. ORIGINATED MORTGAGE SERVICING RIGHTS

  Originated mortgage servicing rights (OMSR) consist of the following:

                                         ACCUMULATED  IMPAIRMENT       NET
                               OMSR      AMORTIZATION  ALLOWANCE      OMSR
                            -----------  ------------ -----------  -----------
Balance at December 31,
 1994.....................  $        --   $      --   $        --  $        --
Current year additions....    8,041,643     (32,985)     (925,387)   7,083,271
Write-downs due to prepay-
 ments....................     (706,316)         --       706,316           --
                            -----------   ---------   -----------  -----------
Balance at December 31,
 1995.....................    7,335,327     (32,985)     (219,071)   7,083,271
Current year additions....   16,251,858    (225,794)   (1,867,243)  14,158,821
Servicing sold............   (1,021,175)     12,638        42,038     (966,499)
Write-downs due to prepay-
 ments....................     (286,354)         --       286,354           --
                            -----------   ---------   -----------  -----------
Balance at December 31,
 1996.....................  $22,279,656   $(246,141)  $(1,757,922) $20,275,593
Current year additions....   18,374,275    (345,816)   (3,253,577)  14,774,882
Servicing sold............  (10,427,036)    128,906       456,390   (9,841,740)
Write-downs due to prepay-
 ments....................   (4,208,322)    105,077     4,103,245           --
                            -----------   ---------   -----------  -----------
Balance at September 30,
 1997.....................  $26,018,573   $(357,974)  $  (451,864) $25,208,735
                            ===========   =========   ===========  ===========

  The capitalized mortgage servicing rights were reported at fair value at September 30, 1997, December 31, 1996 and December 31, 1995, which was lower than amortized relative fair value at the time of loan sale. The fair value was estimated based on prepayment speeds consistent with those published by various Wall Street securities dealers for securities with similar characteristics to those in the Company's portfolio, delinquency rates consistent with other California concentrated portfolios, and estimated escrow, principal, interest and payoff float.

  The unpaid principal balance of mortgage loans for which the Company has capitalized mortgage servicing rights was approximately $2,328 million, $2,017 million and $730 million at September 30, 1997, December 31, 1996 and December 31, 1995, respectively. The Company held off balance sheet originated mortgage servicing rights with an estimated fair value of approximately $16.8 million, $22.9 million and $34.2 million at September 30, 1997, December 31, 1996 and December 31, 1995, respectively. These estimated fair values may not represent actual amounts that would be realized upon any sale or liquidation of the asset.

6. RETAINED INTERESTS IN SECURITIZATIONS

  Retained interests in securitizations consist of assets generated by the Company's loan securitizations. These assets were as follows at:

                                             SEPTEMBER 30,     DECEMBER 31,
                                             ------------- --------------------
                                                 1997         1996       1995
                                             ------------- ----------- --------
      REMIC subordinate certificates........  $ 5,471,971  $ 3,953,659 $585,157
      Interest-only residual interest.......   18,831,600    7,689,529       --
      ABS interest..........................    6,421,659    2,563,177       --
      ABS overcollateralization.............    1,945,083      922,122       --
                                              -----------  ----------- --------
                                              $32,670,313  $15,128,487 $585,157
                                              ===========  =========== ========

  The Company classifies REMIC and ABS securities as trading securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and carries them as current assets at market value.

                          HEADLANDS MORTGAGE COMPANY

  The Company is contractually bound by the Headlands Home Equity Loan (HHEL) ABS Trust to retain it's transferor interest and overcollateralization. While the Company can sell these certificates, it would be considered a "Rapid Amortization Event" under the terms of the trust, and would trigger rapid amortization of the trust senior certificates.

  The interest-only residual interest is recorded as a result of the Company's securitization of home equity lines of credit through the HHEL trust. The Company is subject to certain recourse provisions in connection with its securitization and presents its obligation under these provisions as a reduction in the carrying value of the asset. The Company estimates future cash flows from this interest-only residual interest and values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third party purchaser. The interest-only residual interest is recorded as a trading security at fair value. To the Company's knowledge, there is no active market for the sale of this interest-only residual interest.

  The fair value of the interest-only residual interest is determined by computing the present value of the excess of the weighted average coupon on the loans sold over the sum of: (1) the coupon on the senior interests, (2) the contracted servicing fee, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans, (4) overcollateralization and (5) fees payable to the trustee and the monoline insurer. Prepayment assumptions used in the present value computation are based on market prepayment rates for similar loans.

  The cash flows expected to be received by the Company are discounted at an interest rate that the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. To the extent that actual future excess cash flows are different from estimated excess cash flows, the fair value of the Company's interest-only residual certificate will be adjusted quarterly with corresponding adjustments made to earnings in that period.

  The Company provided an initial overcollateralization on the security sold and builds overcollateralization from the excess cash flows. The overcollateralization reduces the certificate balance of the securities sold by the amount required by the monoline insurer. The current amount of such overcollateralization built through cash flows is recorded by the Company as part of retained interests in securitizations, and earns a market rate of interest.

7. MORTGAGE LOANS HELD FOR INVESTMENT

  During the normal course of business, the Company is required from time to time to repurchase certain loans from investors. Mortgage loans held for investment consisted of residential real estate mortgage loans at September 30, 1997, December 31, 1996 and December 31, 1995. All properties are located in the state of California. Interest rates on these mortgage loans are at variable and fixed rates which range from 7.25% to 12.00% at September 30, 1997, from 6.94% to 8.875% at December 31, 1996, and from 7.25% to 10.25% at
December 31, 1995. The maturities range from 3 months to 29 years at September 30, 1997, from 1 year to 26 years at December 31, 1996, and from 1 to 28 years at December 31, 1995.

8. REAL ESTATE OWNED

  Real estate owned, net, consists of the following at:

                                         SEPTEMBER 30,     DECEMBER 31,
                                         ------------- ----------------------
                                             1997         1996        1995
                                         ------------- ----------  ----------
      Residential real estate at cost...   $508,624    $  932,717  $2,250,600
      Less valuation allowance:
        Balance at beginning of year....    (52,255)     (545,151)   (211,000)
        Additions to allowance..........    (98,264)     (645,279)   (723,501)
        Deductions related to real es-
         tate sold......................    104,225     1,138,175     389,350
                                           --------    ----------  ----------
      Real estate owned, net............   $462,330    $  880,462  $1,705,449
                                           ========    ==========  ==========

                           HEADLANDS MORTGAGE COMPANY

9. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Property, equipment and leasehold improvements, net, consist of the following at :

                                         SEPTEMBER 30,      DECEMBER 31,
                                         ------------- ------------------------
                                             1997          1996         1995
                                         ------------- ------------  ----------
      Furniture and fixtures...........   $ 1,453,481  $  1,253,607  $1,247,556
      Office equipment.................    17,065,445    11,713,822  10,039,045
      Leasehold improvements...........       819,654       728,474     666,725
      Automobiles......................        47,911        47,911      47,911
                                          -----------  ------------  ----------
                                           19,386,491    13,743,814  12,001,237
      Less accumulated depreciation and
       amortization....................   (12,338,159)  (10,727,391) (8,173,383)
                                          -----------  ------------  ----------
                                          $ 7,048,332  $  3,016,423  $3,827,854
                                          ===========  ============  ==========

10. NOTES PAYABLE

  Notes payable consist of the following at:

                                         SEPTEMBER 30,       DECEMBER 31,
                                         ------------- ------------------------
                                             1997          1996        1995
                                         ------------- ------------ -----------
Warehouse line of credit with banks,
 expiring on November 4, 1999, $215
 million at September 30, 1997, $185
 million at December 31, 1996 and $110
 million at December 31, 1995, and
 bearing variable interest rates,
 including a rate adjusted for
 compensating balances.................  $133,944,961  $166,457,268 $91,233,524
Master repurchase agreement with an
 investment banker, expiring September
 10, 1998, $250 million at September
 30, 1997 and December 31, 1996,
 bearing variable interest rates based
 on the LIBOR..........................    79,167,084    57,973,407          --
Master repurchase agreement with an in-
 vestment banker, expiring February 18,
 1998, bearing a variable interest rate
 based on the LIBOR....................    36,686,994            --          --
Warehouse line of credit with a major
 corporation, expiring October 31,
 1998, $15 million at September 30,
 1997, $5 million at December 31, 1996
 and 1995, and bearing variable inter-
 est rates based on the LIBOR..........     1,550,710     2,652,615          --
Servicing secured working capital line
 of credit, expiring on November 4,
 1998, $12 million at September 30,
 1997 and at December 31, 1996 and
 1995, and bearing a variable interest
 rate based on the open Federal Funds
 rate or the LIBOR including a rate ad-
 justed for compensating balances......            --    12,000,000          --
Master repurchase agreement with an in-
 vestment banker, secured by marketable
 securities, bearing a variable inter-
 est rate based on the LIBOR...........     2,868,968     2,259,765          --
Master repurchase agreement with an in-
 vestment banker, secured by marketable
 securities, bearing a variable inter-
 est rate baased on the LIBOR..........       493,129            --          --
                                         ------------  ------------ -----------
                                         $254,711,846  $241,343,055 $91,233,524
                                         ============  ============ ===========

                          HEADLANDS MORTGAGE COMPANY

  The warehouse lines of credit and master repurchase agreements are secured by mortgage loans held for sale, except the two master repurchase agreements which are secured by marketable securities, and the servicing secured line of credit which is secured by a portion of the Company's servicing portfolio.

  The weighted average cost of funds for the nine months ended September 30, 1997 was 4.93 percent, and for the years ended December 31, 1996 and 1995 was
5.17 and 5.19 percent, respectively. Compensating balances averaged $30.4 million for the nine months ended September 30, 1997 and $24.6 million and $28.9 million for the years ended December 31, 1996 and 1995, respectively, and were comprised of corporate and custodial accounts. Warehouse interest expense of $23.3 million for the nine months ended September 30, 1997 and $12.8 million and $3.6 million for the years ended December 31, 1996 and 1995, respectively, has been netted with interest income in the statement of operations.

  The Company must comply with certain covenants provided in its loan agreements, including requirements relating to net worth, working capital, outstanding indebtedness, and the loan servicing portfolio. At September 30, 1997, December 31, 1996 and December 31, 1995, the Company was in compliance with the aforementioned loan covenants. The Company's warehouse lines of credit restrict the Company's ability to pay dividends in any fiscal year to an amount not to exceed 25% of adjusted net income for such fiscal year. Adjusted net income is generally defined to mean net income less gain (loss) on sale of mortgages and decrease in deferred tax liability and plus service release premiums, amortization of servicing rights, net book value of servicing assets sold and increase in deferred tax lability.

11. BANK LINE OF CREDIT

  The Company entered into a line of credit agreement with a bank during 1995. The agreement provided the Company with borrowings for the sole purpose of investing in cash equivalents. These borrowings were at a nominal interest rate and were supported by compensating balances. The balance outstanding at December 31, 1995 was $25,000,000. The line of credit was paid in full during 1996, and the agreement was dissolved.

12. NOTES PAYABLE TO STOCKHOLDERS

  The Company issued notes during 1996 to two of its stockholders.The principal amount outstanding under the notes at September 30, 1997 was $9,670,000. The notes bear interest at a variable rate based on the LIBOR, and mature on June 29, 2000. Principal and accrued interest are payable annually. Any rights of the stockholders under the notes are subordinate to the Company's warehouse lenders.

13. RELATED PARTY TRANSACTIONS

  The Company had a receivable from a related party of approximately $3.4 million at December 31, 1995. The sole owner of the related party is a stockholder of the Company. The Company and the related party reached a settlement agreement during 1996 to facilitate the receipt of the outstanding receivable.

  The Company had loans receivable from employees (included in accounts receivable) of $36,000, $19,000 and $39,000 at September 30, 1997, December 31, 1996 and December 31, 1995, respectively. The Company also had accounts receivable from Headlands Insurance Agency, a related party, of approximately $105,000, $56,000 and $45,000 at September 30, 1997, December 31, 1996 and
December 31, 1995, respectively. The Company had accounts payable to Marin Conveyance Corporation, another related party, at September 30, 1997 of $39,000, and accounts receivable from the same related party at December 31, 1996 and 1995 of $58,000 and $69,000, respectively. The Company provided administrative services to these related parties, and received fees (included in production income) of $195,000 during the nine months ended September 30, 1997, and $240,000 and $180,000 during 1996 and 1995, respectively.

                          HEADLANDS MORTGAGE COMPANY

14. LOAN ADMINISTRATION

  The Company's portfolio of residential mortgage loans serviced aggregated approximately $4.0 billion, $4.4 billion and $4.1 billion at September 30, 1997, December 31, 1996 and December 31, 1995, respectively. Of the Company's portfolio at September 30, 1997, 74% of the loans serviced were located in California with 26% in other states. At December 31, 1996, 81% of the loans serviced were located in California with 19% in other states. At December 31, 1995, 96% of the loans serviced were located in California with 4% in other states. The delinquency ratio of the portfolio was 1.22%, 1.52% and 1.44% as of September 30, 1997, December 31, 1996 and December 31, 1995, respectively.

  Principal balances serviced were as follows at:

                                   SEPTEMBER 30,          DECEMBER 31,
                                   -------------- -----------------------------
                                        1997           1996           1995
                                   -------------- -------------- --------------
Fannie Mae........................ $  989,000,000 $1,367,000,000 $1,239,000,000
Freddie Mac.......................    482,000,000    674,000,000    682,000,000
HMC securities....................  1,364,000,000    489,000,000    224,000,000
Home equity lines of credit.......    367,000,000    148,000,000             --
Other investors...................    801,000,000  1,709,000,000  2,004,000,000
                                   -------------- -------------- --------------
                                   $4,003,000,000 $4,387,000,000 $4,149,000,000
                                   ============== ============== ==============

  The Company is required to advance corporate funds for principal, interest, escrow and foreclosure costs relating to loans for which it services. These advances (included in accounts receivable) were approximately $7.5 million, $4.6 million and $1.3 million at September 30, 1997, December 31, 1996 and December 31, 1995, respectively. A portion of these advances is non-recoverable. The Company had reserved approximately $227,000, $511,000 and $416,000 for unrecoverable advances and future foreclosure losses at September 30, 1997, December 31, 1996 and December 31, 1995, respectively.

  Related trust funds on deposit in trustee bank accounts were approximately $35.6 million at September 30, 1997, $7.7 million at December 31, 1996 and $7.1 million at December 31, 1995, and are not included in the accompanying balance sheets. Separate bank accounts are maintained and such funds are not commingled with those of the Company.

  The Company maintained errors and omissions and employee fidelity bond insurance policies in the amount of $5.5 million at September 30, 1997, and $5 million at December 31, 1996 and 1995.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Because no market exists for certain of the Company's assets and liabilities, fair value estimates are based on judgments regarding credit risk, investor expectations of future economic conditions, normal cost of administration and other risk characteristics, including interest rate and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  In addition, the fair value estimates presented do not include the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

                          HEADLANDS MORTGAGE COMPANY

  The estimated fair values of the Company's balance sheet financial instruments at:

                               SEPTEMBER 30,                        DECEMBER 31,
                          ----------------------- -------------------------------------------------
                                   1997                    1996                     1995
                          ----------------------- ----------------------- -------------------------
                           CARRYING    ESTIMATED   CARRYING    ESTIMATED    CARRYING    ESTIMATED
                            AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE     AMOUNT     FAIR VALUE
                          ----------- ----------- ----------- ----------- ------------ ------------
Financial assets
 Cash and cash equiva-
  lents.................  $ 3,137,927 $ 3,137,927 $ 2,701,332 $ 2,701,332 $ 28,882,313 $ 28,882,313
 Retained interests in
  securitizations.......   32,670,313  32,670,313  15,128,487  15,128,487      585,157      585,157
 Mortgage loans held for
  sale..................  262,295,839 265,964,961 238,171,841 241,883,738   97,088,392   98,051,417
 Mortgage loans held for
  investment............      826,607     826,607     692,816     692,816    1,075,278    1,075,278
Financial liabilities:
 Notes payable..........  254,711,846 254,711,846 241,343,055 241,343,055   91,233,524   91,233,524
 Line of credit with
  bank..................           --          --          --          --   25,000,000   25,000,000
 Note payable to stock-
  holders...............    9,670,000   9,670,000   9,670,000   9,670,000           --           --

  These estimated fair values do not represent actual amounts that may be realized upon any sale or liquidation of the related assets or liabilities. In addition, these values do not give effect to discounts to fair value which may occur when financial instruments are sold in large quantities. The fair values presented above represent the Company's best estimate of fair value using the methodologies discussed below:

 (a) Cash and Cash Equivalents

  The carrying value is a reasonable estimate of fair value.

 (b) Retained Interests in Securitizations

  The fair value of subordinate interests is determined based on the market price obtained for similar securities. The fair value of interest-only residual interests is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and loss experience.


 (d) Mortgage Loans Held for Sale, Mortgage Loans Held for Investment, Loan Sale Commitments, and Locked Loan Origination Commitments

  Fair value of mortgage loans held for sale, mortgage loans held for investment, commitments to originate mortgage loans and commitments to sell mortgage loans are estimated using quoted market prices for mortgage-backed securities backed by similar loans or by prices obtained by the Company in forward delivery contracts. The fair value of commitments to originate mortgage loans includes a portion of the unrealized gain or loss calculated using quoted market prices based on a historical estimate of the percentage of such commitments that will actually result in mortgage loans originated.

 (e) Financial Liabilities

  The fair value of financial liabilities is believed to be equal to the carrying amount because the terms of the debt are similar to terms currently offered by lenders, and the interest rates are variable based on current market rates.

 (f) Off Balance Sheet Financial Instruments

  At September 30, 1997, the locked pipeline was $267.5 million with a related fair value of $272.2 million, and, net of related mandatory forward commitments, had unrecognized gains at approximately $3.6 million. At December 31, 1996, the locked pipeline was $103.9 million with a related fair value of $106.2 million, and, net of related mandatory forward commitments, had unrecognized gains of approximately $1.8 million. At December 31, 1995, the locked pipeline was $84.0 million with a related fair value of $84.8 million, and, net of related mandatory forward commitments, had unrecognized gains of approximately $0.4 million.

                          HEADLANDS MORTGAGE COMPANY

  Mortgage servicing rights retained relating to loans sold prior to January 1, 1995 are not financial instruments and, accordingly, are not included in the above fair values. These servicing rights contribute substantial value to the Company and are not reflected in the accompanying financial statements.

16. PROFIT SHARING PLAN

  On December 31, 1993, the Company adopted a new profit sharing plan. The new plan has entry dates of July 1st and January 1st and any employee who has completed 6 months of employment on those dates is automatically a member of the plan. To participate in the current year's profit sharing, an employee must be a member of the plan, must have worked 1,000 hours during the fiscal year and must be employed as of the profit sharing plan year end. The plan provides vesting ratably over two to six years. Contributions are at the discretion of the Board of Directors. When made, contributions are credited to each member's account in proportion to their annual compensation and time of service. The Company did not contribute to the profit sharing plan during the nine months ended September 30, 1997, nor during the two years ended December 31, 1996.

17. COMMITMENTS AND CONTINGENCIES

 (a) Leases

  The Company leases office space under various operating leases. Minimum rental commitments under these operating leases with an initial or remaining noncancelable lease term in excess of one year as of September 30, 1997 were as follows:

                                                           RELATED
                                                 LEASE    SUBLEASE    NET LEASE
                                              COMMITMENT   INCOME    COMMITMENT
                                              ----------- ---------  -----------
      4th quarter 1997....................... $   511,820 $ (40,197) $   471,623
      1998...................................   2,465,751  (149,187)   2,316,564
      1999...................................   2,338,528   (47,661)   2,290,867
      2000...................................   2,252,395       --     2,252,395
      2001...................................   2,173,961       --     2,173,961
      2002...................................   2,194,004       --     2,194,004
      Thereafter.............................     713,240       --       713,240
                                              ----------- ---------  -----------
                                              $12,649,699 $(237,045) $12,412,654
                                              =========== =========  ===========

  Rent expense recorded by the Company for the nine months ended September 30, 1997 was $1.7 million, and for the years ended December 31, 1996 and 1995 was $1.9 million and $2.1 million, respectively.

  In addition to the office leases described above, the Company entered into leases for certain office equipment during 1996 and 1997. The future minimum payments under these noncancelable lease terms as of September 30, 1997 were as follows:

                                                OPERATING  CAPITAL      TOTAL
                                                 LEASES     LEASES     LEASES
                                                --------- ---------- -----------
      4th quarter 1997......................... $ 17,435  $  278,978 $   296,413
      1998.....................................   69,741   1,127,021   1,196,762
      1999.....................................   58,118   1,127,020   1,185,138
      2000.....................................      --      712,763     712,763
      2001.....................................      --      262,931     262,931
      Thereafter...............................      --      170,055     170,055
                                                --------  ---------- -----------
                                                $145,294  $3,678,768 $ 3,824,062
                                                ========  ========== ===========

                          HEADLANDS MORTGAGE COMPANY

  Expense recorded by the Company under these equipment leases for the nine months ended September 30, 1997 was approximately $97,000, and for the year ended December 31, 1996 was approximately $12,000.

 (b) Loan Commitments

  The Company made commitments to deliver loans to various investors. The mandatory commitments outstanding were $454.0 million, $276.2 million and $78.9 million at September 30, 1997, December 31, 1996 and December 31, 1995, respectively, with a related market cost of $1.0 million at September 30, 1997, and $0.5 million at December 31, 1996 and 1995. The Company had prepaid commitment fees of approximately $45,000, $58,000 and $-0- related to these commitments at September 30, 1997, December 31, 1996 and December 31, 1995, respectively.

  The Company uses mandatory sell forward delivery commitments to buy and sell whole loans, to issue private securities and to issue Fannie Mae and Freddie Mac securities. These commitments, which are used as a hedge against locked loan origination commitments whereby the Company has extended an interest rate lock to the borrower, were included in the lower of cost or market valuation of mortgage loans held for sale.

  The Company is subject to interest rate risk on open commitments. This risk results from differences between the market interest rate and the commitment interest rate.

  The Company is contractually committed to fund the undrawn portion of home equity lines of credit (HELOCs) which it has originated. This commitment extends to HELOCs which are currently held for sale by the Company, and HELOCs sold by the Company into the Headlands Home Equity Loan Trusts. As of September 30, 1997 and December 31, 1996, this unfunded commitment was approximately $99.1 million and $38.2 million, respectively.

  Additionally, the Company is contractually committed to fund the undrawn portion of mortgage loans originated under it's land/home program. The terms of these loans allow borrowers to draw funds under their mortgage loans in installments. As of September 30, 1997 and December 31, 1996, this unfunded commitment was approximately $1.1 million.

 (c) Contingencies

  The Company is a defendant to a number of claims arising in the ordinary course of business. Management is of the view that these matters will not have a material adverse effect on the Company's financial position, net income or liquidity.

18. STOCK OPTION PLAN

  The Company's 1997 Executive and non-employee Director Stock Option Plan (the Plan) provides for the grant of qualified incentive stock options (ISOs), stock options not so qualified (NQSOs), deferred stock, restricted stock, performance shares, stock appreciation rights, limited stock appreciation rights, and dividend equivalent rights (DERs). ISOs may be granted to the officers and key employees of the Company. NQSOs and awards may be granted to the directors, officers, key employees, agents and consultants of the Company or any subsidiaries. Unless previously terminated by the Board of Directors, the Plan will terminate on September 15, 2007.

  In September 1997, options to acquire 518,000 shares of common stock were granted to certain officers with an exercise price of $4.06 per share. The Company used an independent appraisal firm to value the options granted in 1997. The independent appraisal firm considered three valuation approaches in developing a value for the options, including (1) market comparison using comparable public companies, (2) underlying asset method using the Company's individual assets, and (3) discounted future returns analysis based on an expected value

                          HEADLANDS MORTGAGE COMPANY
discount model. The Board of Directors determined the estimated fair value of the option shares at the time of grant by adjusting the independent appraisal upward to take into consideration the probability of a successful initial public offering. The options, along with the options granted to non-officer directors, vest over four years and have ten year terms. As of September 30, 1997, no options have been exercised or are eligible to be exercised.

  In accordance with the provisions of APB Opinion No. 25, the Company will recognize compensation expense over the vesting period for the difference between such exercise price and the estimated fair value of the underlying shares at time of grant, aggregating approximately $3.3 million. If the Company had calculated compensation cost based on the fair value at the grant date under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been reduced to the pro forma amount indicated below:

                                                               AS C CORPORATION
                                            AS S CORPORATION      PRO FORMA
                                           NINE MONTHS ENDED  NINE MONTHS ENDED
                                           SEPTEMBER 30, 1997 SEPTEMBER 30, 1997
                                           ------------------ ------------------
                                                                 (UNAUDITED)
Net income:
  As reported.............................    $36,936,330        $22,201,556
  Pro forma...............................    $36,779,497        $22,107,294

The pro forma amounts above were based on an option value calculated using the Black-Scholes option-pricing model with the following assumptions:

      Weighted average expected life (years)............................   3.25
      Risk-free interest rate...........................................  5.835%
      Volatility........................................................ 72.000%
      Expected dividend yield...........................................    --

  Stock options activity during the nine months ended September 30, 1997 was as follows:

                                                              NUMBER OF EXERCISE
                                                               SHARES    PRICE
                                                              --------- --------
        Balance at December 31, 1996.........................      --      --
      Granted................................................  518,000   $4.06
      Exercised..............................................      --      --
      Canceled...............................................      --      --
                                                               -------   -----
        Balance at September 30, 1997........................  518,000   $4.06
                                                               =======   =====

  At September 30, 1997, all stock options had a remaining term of ten years and an exercise price of $4.06.

19. PREFERRED STOCK

  The Company has authorized 5,000,000 shares of Preferred Stock. As of September 30, 1997, none of the authorized shares have been issued.

20. UNAUDITED PRO FORMA INFORMATION

  Pro forma information has been presented to show what the significant effects on the historical financial information might have been based upon the revocation of the S corporation status. The number of shares used in all calculations has been adjusted to reflect a 14,000-for-one stock split.

                          HEADLANDS MORTGAGE COMPANY

  Pro forma net income represents the results of operations adjusted to reflect a change in the Company's income tax status from an S corporation to a C corporation, using a pro forma income tax rate of 41% for 1992 and 1994, and 42% for 1993 and 1995 through 1997. If the S corporation status had been terminated as of September 30, 1997, the amount of the deferred tax liability and corresponding reduction in retained earning would have been approximately $18.7 million. Any remaining retained earnings after adjustments attributable to termination of S corporation status will be reclassified as common stock.

  Pro forma earnings per share is computed by dividing pro forma net income by the weighted average number of shares of common stock and dilutive common stock equivalents. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common and common equivalent shares issued below the estimated initial public offering price during the twelve month period prior to the date of the initial filing of the Company's Registration Statement have been included in the calculation, using the treasury stock method, as if they were outstanding for all periods presented. For purposes of this calculation, outstanding stock options are considered common stock equivalents and totaled 342,743 shares for all periods presented under the treasury stock method. The pro forma weighted average number of shares also includes the effect of the assumed issuance of 1,566,667 shares of common stock to generate sufficient cash to pay to shareholders upon termination of the Company's S corporation status the amount of previously earned and undistributed taxable income ($18.8 million at September 30, 1997). The issuance of common stock was based on the $12.00 initial public offering price. The weighted average shares outstanding for computing primary earnings per share were 15,909,410 for the nine months ended September 30, 1997 and the year ended December 31, 1996.

  Supplemental pro forma earnings per share of $1.35 and $0.66 for the periods ended September 30, 1997 and December 31, 1996, respectively, reflects further adjustment for the effect of the add back, net of tax, of interest expense recorded since July 1996, the inception of the Notes, to be repaid from the proceeds of the offering. In that calculation, weighted average shares outstanding of 16,767,744 include the effect of the assumed issuance of 858,334 shares of common stock in July 1996 to retire the Notes payable to stockholders ($10.3 million at September 30, 1997).

21. SUBSEQUENT EVENTS

  On December 10, 1997, the company authorized an additional 35,300,000 shares of common stock and authorized a 14,000-to-1 share stock split to become effective prior to the effectiveness of the Registration Statement for the Company's initial public offering. In accordance with SEC Staff Accounting Bulletin Topic 4(c), the stock split has been retroactively reflected in the accompanying consolidated balance sheet.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDER-WRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFOR-MATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RE-LATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------
                               TABLE OF CONTENTS
                                ---------------

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  13
Termination of S Corporation Status......................................  22
Use of Proceeds..........................................................  23
Dividend Policy..........................................................  23
Capitalization...........................................................  24
Dilution.................................................................  25
Selected Consolidated Financial Data.....................................  26
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  41
Management...............................................................  60
Executive Compensation...................................................  62
Principal and Selling Shareholders.......................................  67
Certain Relationships and Related Transactions...........................  69
Description of Capital Stock.............................................  73
Shares Eligible for Future Sale..........................................  74
Underwriting.............................................................  75
Legal Matters............................................................  76
Experts..................................................................  76
Available Information....................................................  77
Index of Defined Terms...................................................  78
Index to Consolidated Financial Statements............................... F-1

 UNTIL MARCH 1, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER THE PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACT-ING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               8,000,000 SHARES

                                   HEADLANDS
                                   MORTGAGE
                                    COMPANY

                                 COMMON STOCK


                                ---------------
                                  PROSPECTUS
                                ---------------


                     NationsBanc Montgomery Securities llc

                                BT Alex. Brown

                                UBS Securities


                               February 4, 1998

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